BUILDING ON STRONG BRANDS

AQUA GLASS WEISER LOCK BrassCraft. DELTA FAUCET COMPANY

FranklinBrass distinctive bathware LIBERTY superia Merillat

Mirolin Masterchem Industries, Inc. GebhardtVentilatoren

Vapor Tech Tvilum-Scanbirk A/S BEHR STAINS•VARNISHES•PAINTS MILL'S PRIDE

QUEEN BRISTAN almaKÜCHEN ZENITH PRODUCTS CORP. HotSpring Portable Spas

GMU GAMCO GRIFFIN WINDOWS MELARD gale industries HÜPPE

Sāflok BREUER xey mise RESOURCES CONSERVATION • INCORPORATED With the greatest of pleasure

PlumbShop MARVEL

MASCO CORPORATION | 2002 ANNUAL REPORT

ABOUT MASCO

Masco Corporation is a world leader in the manufacture of home improvement and building products. Masco is also a leading provider of services that include the installation of insulation and other building products. We provide brand-name, value-added products and services for the home and family that can be used with confidence and displayed with pride.

OUR VISION...COMMITMENT TO EXCELLENCE

Masco's commitment to being a premier growth company with above-average increases in earnings and value for our shareholders is driven by our focus on excellence in people, products, services and partnering relationships.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Our Annual Report to Shareholders contains statements reflecting our views about the Company's future performance. These statements are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Readers should refer to the comment at the beginning of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K included herein, which explains that various factors may affect our projected performance. The forward-looking statements include the Five-Year Internal Growth Sales Forecast on page 21, which is not intended to represent a full presentation of a financial forecast. The Company's independent accountants have neither examined nor compiled the accompanying forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.

FINANCIAL HIGHLIGHTS

Dollars in Thousands
Except Per Common Share Data

	46-Year Growth Rate	5-Year Growth Rate	2002 vs 2001	2002	2001	1997	1956
Net Sales[1]	16%	16%	14%	$9,419,400	$8,284,000	$4,508,000	$10,670
Operating Profit[2]	17%	14%	28%	$1,331,100	$1,039,800	$ 704,550	$ 950
Net Income[2,3,4]	17%	6%	197%	$ 589,700	$ 198,500	$ 444,100	$ 450
Net Income[2,3,4] as a % of:							
Net Sales				6.3%	2.4%	9.9%	4.2%
Shareholders' Equity[5]				14.9%	6.0%	22.4%	9.0%
Shareholders' Equity	16%	20%	34%	$5,293,840	$3,957,670	$2,129,680	$ 5,420
Per Common Share Data:							
Net Income[2,3,4]	14%	2%	174%	$ 1.15	$ 0.42	$ 1.02	$ 0.00 5/16
Cash Dividends Paid	16%	6%	4%	$ 0.54 1/2	$ 0.52 1/2	$ 0.40 1/2	$ 0.00 1/16

Includes restatement for poolings of interests, except for dividends.

1 *Includes the reclassification of cooperative advertising expense from selling expense to a reduction of sales to conform to the 2002 presentation. This reclassification did not result in a change in net income or earnings per common share.*

2 *The year 2002 includes a $92.3 million after-tax ($146.8 million pre-tax), net charge for the Behr litigation settlement.*

3 *The year 2002 includes a $92.4 million after-tax ($116.8 million pre-tax), non-cash goodwill impairment charge recognized as a cumulative effect of a change in accounting principle in the first half of 2002.*

4 *The year 2001 includes a $344 million after-tax ($530 million pre-tax), non-cash charge for the write-down of certain investments, principally securities of Furnishings International Inc.*

5 *Based on shareholders' equity as of the beginning of the year.*

FIVE YEARS OF SALES GROWTH


$9,419
$8,284
$7,178
$6,253
$5,238
in millions
'98
'99
'00
'01
'02

BUILDING ON STRONG BRANDS



Bristan
Brasstech
Hot Spring
Texwood

CABINETS AND RELATED PRODUCTS

Masco is the largest U.S. manufacturer of kitchen and bath cabinetry, offering approximately 300 styles in more than 20 lines from our U.S. companies KraftMaid, Merillat, Mill's Pride, Texwood and Zenith. Our European cabinet leaders include Alma Küchen, The Alvic Group, The Aran Group, The GMU Group, The Moores Group and Tvilum-Scanbirk. This segment includes assembled and ready-to-assemble kitchen and bath cabinets; home office workstations; entertainment centers; storage products; bookcases; and kitchen utility products.

PLUMBING PRODUCTS

Masco is a world leader in the manufacture of plumbing products. This segment includes faucets; plumbing fittings and valves; bathtubs and shower enclosures; and spas. Leading faucet brands include Bristan™, Damixa®, Delta®, Mariani™, Newport Brass® and Peerless®. Leading plumbing specialty brands include Gummers™, Alsons®, Aqua Glass®, BrassCraft®, Brasstech®, Hansgrohe®, Heritage™, Hot Spring®, NewTeam™ and Plumb Shop®.

INSTALLATION AND OTHER SERVICES

Masco provides a variety of installation services across the U.S. and in Canada. Included in this segment are the sale and installation principally of insulation, cabinetry, gutters, siding, shutters, windows and fireplaces. Under the Masco Contractor Services umbrella, this segment includes industry leaders BSI Holdings, The Cary Group, Davenport Insulation Group, Gale Industries, IDI Group, SCE Unlimited and Service Partners.

NET SALES



$1,898
$2,207
$2,336
$2,567
$2,798
in millions
'98 '99 '00 '01 '02



$1,656
$1,793
$1,828
$1,742
$2,031
in millions
'98 '99 '00 '01 '02



$250
$532
$855
$1,692
$1,845
in millions
'98 '99 '00 '01 '02


Delta


Merillat
Mills Pride


KraftMaid


Masco Contractor Services
POWERSHOT

DECORATIVE ARCHITECTURAL PRODUCTS

The Decorative Architectural Products segment includes paints and stains; mechanical and electronic lock sets; and door, window and other hardware. Market leaders in paints and stains include Behr Process Corporation and Masterchem Industries with top-selling brands Behr®, Behr Premium Plus®, Kilz® and Hammerite®. Leading hardware brands include Baldwin®, Bath Unlimited™, Brainerd®, Franklin Brass®, Ginger®, Liberty® and Weiser® in the U.S. and Avocet™ in Europe. This segment also includes Vapor Technologies, which provides coatings technology and manufacturing process equipment for many Masco products.


$1,599
$1,469
$1,359
$1,136
$898
in millions
'98 '99 '00 '01 '02

OTHER SPECIALTY PRODUCTS

The Other Specialty Products segment includes windows, window frame components and patio doors; staple gun tackers, staples and other fastening tools; hydronic radiators and heat convectors; venting and ventilation systems; and pumps. Companies in this segment include Arrow Fastener, Cobra, Faucet Queens and Milgard Manufacturing in the U.S., and The Brugman Group, Cambrian Windows, Duraflex, Gebhardt, Griffin Windows, Jung Pumpen, Premier Manufacturing, Superia Radiatoren and Vasco in Europe.


$1,146
$814
$600
$583
$536
in millions
'98 '99 '00 '01 '02

March 2003

TO OUR SHAREHOLDERS

Your Company successfully met or exceeded many of its operational and financial objectives even though the year 2002 was characterized by geopolitical instability, economic uncertainty, declining consumer confidence and the continuing consolidation of our customer base.

Aided by the acquisition of several leading home improvement and building products and service companies and a number of cost containment and profit improvement programs, Masco achieved record sales and operating profit in 2002.

Our leadership position is built upon strong brands, focused product development, strategic marketing initiatives and an entrepreneurial culture supported by disciplined, professional management.

Our efforts are directed toward building mutually beneficial partnerships with builders, remodeling contractors, wholesalers and retailers to provide value to consumers as they build and remodel their homes, confident in the style and quality of Masco's broad range of building and home improvement products and services.

FINANCIAL HIGHLIGHTS

Net sales, aided by acquisitions, were a record $9.4 billion, a 14 percent increase over the $8.3 billion that we achieved in 2001. Excluding acquisitions, net sales increased eight percent over the prior year.

Net sales from our North American operations, accounting for approximately 85 percent of the Company's sales, increased 13 percent to $7.9 billion in 2002 from $7.0 billion in 2001. Net sales from International operations, principally in Europe, increased 15 percent to $1.5 billion in 2002 from $1.3 billion in 2001.

Net income was $590 million and earnings per common share were $1.15. Excluding the effect of unusual items during the year (principally the items detailed below), net income for the year 2002 was $780 million or $1.52 per common share.

In the first half of 2002, the Company recorded a non-cash accounting change charge of $117 million pre-tax or $92 million after-tax for the impairment write-down of goodwill related principally to certain European operations.

In the last half of 2002, the Company recorded a $147 million pre-tax charge, net for the preliminary settlements to resolve all class action lawsuits pending in the United States against the Company and its subsidiary, Behr Process Corporation, related to certain exterior wood coating products formerly manufactured by Behr.

Capital expenditures for the year were $285 million, compared with $274 million in 2001. Depreciation and amortization for 2002 was $220 million, compared with $269 million for 2001.

The quarterly cash dividend was increased to $.14 per common share from $.13½, marking the 44th consecutive year that dividends have been increased.

OPERATING RESULTS

We were particularly pleased in 2002 that our operating profit margin, before goodwill amortization and general corporate expense, and excluding the net Behr litigation charge, was 16.7 percent compared with 14.8 percent in 2001.

Excluding the net Behr litigation charge, return on operating assets (including annualized results of acquisitions) improved 210 basis points to 19.5 percent in 2002 from 17.4 percent in 2001.

Our intensified focus on improving working capital performance in 2002 resulted in the following improvements over 2001:

- Accounts receivable days at year-end were 54 days compared with 55 days a year ago, despite the extension of payment terms with major retail customers;



RICHARD A. MANOOGIAN
Chairman and Chief Executive Officer

ONGOING OPERATING PROFIT INCREASES

MASCO HAS ACHIEVED OPERATING PROFIT INCREASES IN 41 OF THE LAST 46 YEARS IN OUR HOME IMPROVEMENT AND BUILDING PRODUCTS BUSINESSES.



Baldwin, Delta, Ginger, Merillat

- Inventory days at year-end were reduced to 76 days from 88 days; and
- Accounts payable days at year-end improved to 33 days from 24 days.

All of these improvements resulted in working capital (defined as accounts receivable and inventories less accounts payable) being reduced at year-end 2002 to 20.1 percent of annualized sales compared with 21.5 percent at year-end 2001.

CAPITAL STRUCTURE

To take advantage of lower interest rates and favorable market conditions, Masco raised over $2 billion in 2002 in capital through a combination of equity and debt offerings, issuing:

- in May 2002, 22 million common shares at $27.20 per share;
- in June 2002, $500 million of $5\frac{7}{8}$ percent notes due 2012;
- in August 2002, $300 million of $6\frac{1}{2}$ percent notes due 2032 and $300 million of $4\frac{5}{8}$ percent notes due 2007; and
- in October 2002, $350 million of $5\frac{7}{8}$ percent notes due 2012.

The Company ended the year in a strong financial position with cash, marketable equity securities and bond funds in excess of $1.5 billion and unused bank credit lines of $2.0 billion. While we expect to continue to allocate a portion of our cash flow for share repurchase, our objective over the next few years is to continue to strengthen the balance sheet by reducing debt as a percent of total capitalization (presently 47 percent).

Historically, Masco has been opportunistic in taking advantage of share buyback opportunities when the Company believed that the share price was attractive. In 2002, approximately nine million common shares were repurchased. In addition, during the first two months of 2003, the Company has repurchased an additional nine million common shares. The Company currently has authorization to purchase up to an additional 39 million common shares.

THE COMPANY ENDED THE YEAR IN A STRONG FINANCIAL POSITION WITH CASH, MARKETABLE EQUITY SECURITIES AND BOND FUNDS IN EXCESS OF $1.5 BILLION AND UNUSED BANK CREDIT LINES OF $2.0 BILLION.



GROWTH STRATEGIES

Our goal is to achieve consistent, above-average growth in sales and earnings through a combination of internal growth, acquisitions and cost-containment programs. Growth initiatives are supported by aggressive marketing, merchandising and product development programs that capitalize on the strength of our leading brands in the markets that we serve.

We estimate that approximately 90 percent of our sales are from products and services that represent leadership positions in their market segments. We believe that Masco's leading brands have contributed significantly to our market share gains and resulting sales growth.

LEADERSHIP PRODUCTS & SERVICES

Dollars in Thousands

	2002 Sales[1]	Percent of Total
Cabinets and Related Products	$2,633,400	28%
Installation and Other Services	1,845,000	20%
Plumbing Products	1,605,900	17%
Decorative Architectural Products	1,433,400	15%
Other Specialty Products	984,400	10%
Leadership Sales	$8,502,100	90%
Total Home Improvement and Building Products and Services	$9,406,200	100%

1 *Excludes discontinued product lines.*

FINANCIAL OBJECTIVES

- Average annual internal sales growth of 6-10 percent;
- Average annual sales growth through acquisitions of 5-10 percent;
- Average annual returns to our shareholders of 12-15 percent (including dividends);
- Average annual operating profit margins before general corporate expense of 15-18 percent;
- Average annual after-tax return on equity of 15-20 percent; and
- Above-average cash flow and return on assets.

INTERNAL GROWTH

During the past decade, excluding acquisitions, we have achieved average annual internal sales growth of approximately eight percent, well above industry averages, principally as a result of market share gains, new product introductions, expansion of our installation services capabilities and industry growth.

Market Share Gains

Over the years, Masco has developed a number of merchandising and marketing programs designed to increase share of sales to our customers and to the ultimate consumer. These programs are designed to encourage our retailer, wholesaler and builder partners to increase the number of Masco products that they offer to consumers and trade customers. We assist them in this effort by conducting proprietary market research that enables us to identify the products and services that will offer the greatest appeal in specific market and geographic areas and then design tailored incentive programs to encourage customers to purchase more Masco products.

CONTINUING SALES INCREASES

MASCO'S SALES IN HOME IMPROVEMENT AND BUILDING PRODUCTS AND SERVICES HAVE INCREASED IN 45 OF THE LAST 46 YEARS.

NET SALES & OPERATING PROFIT

Dollars in Thousands

Year	Net Sales	Operating Profit[1]
2002	$9,419,400	$1,331,100
2001	8,284,000	1,039,800
2000	7,178,000	960,020
1999	6,253,000	911,010
1998	5,238,000	870,090
1997	4,508,000	704,550
5-Year Annual Growth Rate	16%	14%

1 As reported after general corporate expense.

Key Retailer Program

One of our most successful marketing initiatives, the Key Retailer Program, achieved significant increases in 2002 with sales of $3.2 billion compared with $2.9 billion in 2001.

This program has evolved since its beginning in 1986 to meet the changing needs of our home center, mass marketing, hardware store chain and other retailer customers. Specific programs are designed to enable our key retailer customers to meet specific goals by leveraging the collective strengths of our individual brands and operating companies.

Customized programs that we offer our key retailer customers include: strategic and practical marketing and visual merchandising programs, e-training programs available on-line to these customers' employees, supply chain management, in-store service and category management.

KEY RETAILER SALES[1]



$3,230
$2,940
$2,730
$1,650
$1,100
$970
$819
$738
$620
$415
in millions
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

1 Includes sales of acquired companies from date of acquisition.

Builder Alliance Program

Masco's builder incentive program has grown from its modest beginning in 1987 to a program today that includes most major builders and achieves sales of Masco products and services approaching $3,000, on average, for each new single-family home built in the United States.

In 2002, we significantly realigned our builder sales initiatives to focus our resources to provide even more benefits to our leading homebuilder customers in the rapidly consolidating building industry. Specific programs that include participation by the appropriate Masco operating companies are customized to meet the needs of each strategic builder partner.

To broaden our product and service offering to key builder customers, we have formed a number of strategic alliances with firms that provide—as part of the Builder Alliance Program—such leading-edge services as digital marketing, design center tools, on-line business management and e-training technologies. Our intent is to enhance and accelerate our movement from single transaction-based relationships to strategic, consultative and collaborative approaches that deliver the business solutions that our customers increasingly require.

Installation Services Initiatives

In 2002, we further expanded our participation in installation services as part of our strategy to diversify our business and to offer more value-added services to our builder customers. Located throughout the United States, our approximately 375 Masco Contractor Services branches with over 12,000 employees generated revenues of $1,845 million in 2002 compared with $1,692 million in 2001, a nine percent increase.

Approximately 70 percent of our services business is installation of insulation; the balance is installation of fireplaces, gutters, cabinets and other products. We believe that Masco currently installs products in more than half of all new single-family homes in the United States.

MASCO ACHIEVES SALES OF PRODUCTS AND SERVICES APPROACHING $3,000, ON AVERAGE, FOR EACH NEW SINGLE-FAMILY HOME BUILT IN THE UNITED STATES.



Masco Contractor Services, Meridian


Alsons, Aqua Glass, Baldwin, Delta

To help our builder customers better meet the needs of today's sophisticated home buyers, Masco has introduced structured wiring programs to provide the infrastructure to support rapidly changing home-based computer, communications, entertainment and security systems.

In 2001, we introduced a new energy performance program—Environments for Living™—that employs the latest building science and technology to conserve energy while simultaneously improving performance. This program, which tripled in size in 2002, allows builders to offer homeowners specific performance guarantees at very attractive prices.

CORPORATE DEVELOPMENT

Acquisition of leading home improvement and building products and service companies has been an important component of Masco's growth strategy for a number of years. Through the acquisition of leading companies in the markets that we serve, Masco has achieved the size and product breadth and depth essential to maintaining our leadership position with our rapidly growing customers.

The past substantial growth of the Company allows us to be even more selective in future acquisitions. We seek high-margin companies with above-average growth potential that have brand leadership positions that complement our existing companies. We also look for exceptional management teams that wish to remain with the company.

In addition, acquisition candidates exhibit leadership in one or more of our key customer groups—homebuilders, wholesale and other

FOCUS ON INTERNAL GROWTH

THE CORNERSTONE OF THE COMPANY'S GROWTH—INTERNAL GROWTH—IS ACHIEVED THROUGH KEY CUSTOMER INITIATIVES, NEW PRODUCT DEVELOPMENT PROGRAMS, AGGRESSIVE MARKETING AND MERCHANDISING PROGRAMS—AND ABOVE ALL, BRAND LEADERSHIP.


Ginger: KraftMaid

WE SEEK HIGH-MARGIN COMPANIES WITH ABOVE-AVERAGE GROWTH POTENTIAL THAT HAVE BRAND LEADERSHIP POSITIONS THAT COMPLEMENT OUR EXISTING COMPANIES.



Milgard

distributors, home centers, mass merchants and other retail home improvement outlets. Such companies also share similar operating philosophies and the cultural values upon which Masco was founded.

2002 Acquisitions

During 2002, Masco acquired the following companies with combined annual sales of approximately $1 billion:

- Brasstech, Inc. (Newport Brass®), a leading manufacturer of premium price-point plumbing products, including faucets, plumbing specialties and bath accessories, headquartered in Santa Ana, California;
- Bristan Ltd., a leading provider of kitchen and bath faucets and shower and bath accessories, headquartered in the United Kingdom;
- Cambrian Windows Ltd., a fabricator of vinyl window frames, headquartered in the United Kingdom;
- Duraflex Ltd., an extruder of vinyl frame components for windows, doors and sunrooms, headquartered in the United Kingdom;
- IDI Group, a regional installer of insulation and other building products, headquartered in Atlanta, Georgia;
- Premier Manufacturing Ltd., a fabricator of vinyl window and door frames, headquartered in the United Kingdom;
- SCE Unlimited, an installer of a broad variety of building products, headquartered in Chicago, Illinois;

- Service Partners, LLC, a distributor and installer of insulation and other building products, headquartered in Richmond, Virginia; and
- The Company also increased its ownership interest in Hansgrohe AG, a German manufacturer of kitchen and bath faucets, hand-held and fixed showerheads, luxury shower systems and steam showers, from 27 percent to 64 percent.

In early 2003, Masco acquired PowerShot Tool Company, Inc., a leading manufacturer of fastening products, including staple guns, glue guns, hammer tackers and riveting products, headquartered in Florham Park, New Jersey.

OUTLOOK FOR THE FUTURE

Over the past five years, Masco has invested over $6 billion in acquisitions and capital expenditures which, together with two significant pooling-of-interests transactions, have:

- Added complementary businesses with leadership market positions and talented, committed employees;
- Expanded the breadth and depth of our product and service offerings;
- Added highly respected brands; and
- Significantly increased Masco's importance to our customers.

ACQUISITION OF LEADING HOME IMPROVEMENT AND BUILDING PRODUCTS AND SERVICE COMPANIES HAS BEEN AN IMPORTANT COMPONENT OF MASCO'S GROWTH STRATEGY FOR A NUMBER OF YEARS.



During that period, our sales have more than doubled from actual sales of less than $4 billion as reported in 1997 to in excess of $10 billion on an annualized basis as we have expanded into new markets and continued to gain market share. While we have achieved our aggressive growth goals, both internal and external, and created what we believe is the premier home improvement products company in the world, we have not generated adequate returns for our shareholders in terms of share price appreciation.

Going forward, we intend to focus our efforts on leveraging the benefits of our dramatic growth by putting increasing emphasis on cash flow generation and increasing returns on invested capital as we further simplify the Company. While we will continue to pursue strategic acquisitions, we expect that acquisition-related growth will be less dramatic than in the past. We will put added emphasis on internal growth driven by new product development and allocate additional financial resources to fund the repurchase of our common shares at attractive levels.

We are committed to creating value for our shareholders and to returning to the consistent and predictable sales growth and above-average profit growth that historically afforded Masco a premium valuation compared with the Standard and Poor's 500 Index of leading companies.

We look to the future with optimism, confident that we can build upon our strengths to achieve the financial and operational goals that we have set for ourselves and achieve above-average returns for our shareholders.

We are encouraged by our recent achievements, and we greatly appreciate the efforts of our 61,000 employees who faced the challenges of 2002 with skill and determination. Their contributions helped your Company to achieve a record year in 2002 and are essential to our future success.

We would especially like to thank Joseph Hudson, Jr. and John Morgan, who retired from the Board of Directors last year, for their guidance and dedication during their many years of service to the Company.

Favorable Company sales performance has continued in early 2003, and based on current business trends, we believe that we will achieve record sales and earnings in 2003.



Richard A. Manoogian
Chairman and Chief Executive Officer

A Tribute To
Ray Kennedy
1942 – 2003



All of us in the Masco family were saddened by the unexpected passing of our President and Chief Operating Officer, Raymond F. Kennedy, who suffered a heart attack at his home in Michigan on February 4, 2003. Ray was an inspirational leader and a friend to all who knew him. He treated every individual with respect.

Ray joined Masco in 1978 as President of Delta/Peerless with the charge to improve the performance of our U.S. faucet operations. When he left the Plumbing Products Division in 1989 to move to corporate headquarters and become President of our Building Products Companies, Masco's faucet operations were – and remain – highly profitable and among the most efficient and most technologically advanced in the world.

A seasoned and skilled executive, Ray continued to rise through the management ranks, and in 1996 was named President and Chief Operating Officer of the Company. Many members of Masco's present senior management team were personally recruited, trained and developed by Ray, and are committed to his core business philosophy that he described as "common sense and ethics."

Ray was well-known and respected throughout the home improvement industry. He oversaw the Company's relationships with customers in all distribution channels and was available around the clock to everyone, from the Chief Executive Officers of customer organizations to the floor salespeople. Ray was personally available to any customer if there were ever any questions about the quality, service or delivery of Masco products.

He supported the businesses and communities that contributed to his and Masco's success. He served on the Boards of Directors of corporate, educational and charitable organizations and received numerous honors and awards for his contributions of time and funding to worthy causes.

One of Ray's colleagues at Masco summed up the feelings of many of us in a tribute delivered to family and friends shortly after Ray's passing—describing the special qualities Ray possessed that we all experienced and appreciated:

> *"He was magic in his ability to build business success and still hold on to the simple things that made his life important. He was magic in his ability to look past the faults in each of us and find the good. He was magic in helping us to develop the things he found in us that we didn't know we had. He was magic because he had an enormous heart full of love for those around him."*

Ray Kennedy was a unique person who made a great contribution to your Company. It was a privilege and pleasure for those of us who worked with him during the 25 years he devoted to Masco.

CONSISTENT DIVIDEND INCREASES

MASCO HAS INCREASED ITS DIVIDEND FOR 44 CONSECUTIVE YEARS.

FORTY-SIX YEARS OF SALES GROWTH



$10,000
8,000
6,000
4,000
2,000
in millions
'56
'62
'67
'72
'77
'82
'87
'92
'97
'02


FIBERGLASS
INSULATION

Masco Contractor Services

INSTALLATION SERVICES LEADERSHIP

WE BELIEVE THAT MASCO CURRENTLY INSTALLS PRODUCTS IN MORE THAN HALF OF ALL NEW SINGLE-FAMILY HOMES IN THE UNITED STATES, OFFERING MORE VALUE-ADDED SERVICES TO OUR BUILDER CUSTOMERS.

PRODUCT BREADTH AND LEADERSHIP BRANDS

MASCO HAS MORE PRODUCT LINES SERVING THE HOME IMPROVEMENT INDUSTRY THAN ANY OTHER COMPANY.


Baldwin



Baldwin, Delta, Ginger, Merillat

INTERNAL GROWTH FORECAST

FIVE-YEAR INTERNAL GROWTH SALES FORECAST

Dollars in Thousands

	Internal Growth Sales Forecast		Actual Sales		
	5-Year Growth Rate 2003-2007	2007	5-Year Growth Rate 1998-2002	2002	1997[1]
Cabinets and Related Products	6%	$ 3,750,000	14%	$2,788,000	$1,463,000
Plumbing Products	7%	2,850,000	6%	2,029,000	1,549,000
Installation and Other Services	9%	2,890,000	57%	1,845,000	195,000
Decorative Architectural Products	10%	2,600,000	17%	1,599,000	737,000
Other Specialty Products	9%	1,790,000	34%	1,145,000	264,000
Total Home Improvement and Building Products and Services	8%	$13,880,000	17%	$9,406,000	$4,208,000

All years exclude discontinued product lines.

1 Includes restatement for 1999 poolings of interests.

ASSUMPTIONS USED IN FORECAST 2003-2007

1. Average 2 percent real annual growth in GDP.
2. Average 3 percent annual inflation.
3. No significant acquisitions or divestitures.
4. No change in currency exchange rates.

FORTY-SIX YEARS OF GROWTH

AS REPORTED IN THE COMPANY'S ANNUAL REPORTS

Amounts In Thousands Except Per Common Share Data

	Net Sales	Operating Profit	Income Before Taxes	Net Income	Deprec. & Amort.	Working Capital	Share-holders' Equity	Net Income as a Percent of: Net Sales	Net Income as a Percent of: Share-holders' Equity[1]	Per Common Share Data: Net Income[2,3]	Per Common Share Data: Dividends Paid[2]	Average Common Shares[2]
Growth Rates:												
5-Year	20%	18%	8%	9%	14%	15%	19%	-	-	-	6%	-
10-Year	10%	14%	12%	12%	7%	8%	11%	-	-	7%	6%	-
46-Year	18%	25%	23%	23%	18%	17%	18%	-	-	16%	16%	-
Years												
2002	$9,419,400	$1,331,100	$914,200	$589,700	$220,300	$2,017,320	$5,293,840	6.3%	14.3%	$1.15	$0.54½	477,560
2001	8,358,000	1,039,800	300,700	198,500	269,490	1,390,360	4,119,830	2.4%	5.8%	0.42	0.52½	459,730
2000	7,243,000	966,700	893,400	591,700	238,330	1,230,110	3,426,060	8.2%	18.9%	1.31	0.49	449,270
1999	6,307,000	911,400	904,100	569,600	181,820	1,263,350	3,136,500	9.0%	20.9%	1.28	0.45	442,880
1998	4,345,000	680,500	755,000	476,000	136,320	1,016,040	2,728,580	11.0%	21.4%	1.39	0.43	338,900
1997	3,760,000	587,100	630,900	382,400	116,050	1,006,720	2,229,020	10.2%	20.8%	1.15	0.40½	326,000
1996	3,237,000	480,500	502,700	295,200	99,680	911,330	1,839,810	9.1%	17.8%	0.92	0.38½	321,200
1995[4]	2,927,000	402,340	382,050	208,320	90,090	518,650	1,655,430	7.1%	9.9%	0.65	0.36½	319,200
1994	4,468,000	509,600	322,600	193,700	120,630	1,290,150	2,112,680	4.3%	9.7%	0.61	0.34½	317,600
1993	3,886,000	403,830	362,600	221,100	115,990	1,153,380	1,998,430	5.7%	11.7%	0.72	0.32½	305,400
1992	3,525,000	358,540	304,800	183,100	114,450	974,030	1,886,880	5.2%	10.2%	0.60	0.30½	303,400
1991	3,141,000	248,330	97,600	44,900	102,690	862,060	1,798,910	1.4%	2.5%	0.15	0.28½	299,800
1990	3,209,000	331,500	235,900	138,800	93,490	813,340	1,774,040	4.3%	7.5%	0.45	0.27	305,200
1989	3,150,500	404,970	327,100	220,900	89,080	853,710	1,858,430	7.0%	14.3%	0.71	0.25	311,200
1988	2,438,600	396,190	421,400	288,340	74,600	760,190	1,546,090	11.8%	21.0%	1.05	0.22	274,960
1987	2,023,300	356,180	334,520	218,840	63,280	619,270	1,370,870	10.8%	18.9%	0.82½	0.19	264,920
1986	1,452,010	263,780	330,910	203,420	43,790	577,100	1,157,070	14.0%	20.8%	0.78	0.17	261,180
1985	1,153,960	199,650	268,780	164,480	34,490	569,420	978,970	14.3%	21.5%	0.64	0.14½	257,200
1984	1,019,730	201,120	190,050	115,880	33,710	434,500	765,280	11.4%	15.9%	0.50	0.12½	231,600
1983	1,059,450	187,790	176,320	106,560	48,860	539,710	728,800	10.1%	18.1%	0.48	0.11	221,200
1982	855,740	148,190	150,850	92,150	41,400	386,550	589,390	10.8%	18.7%	0.44½	0.10	207,600
1981	876,530	165,220	150,740	88,320	36,350	381,440	492,260	10.1%	21.8%	0.43	0.09	199,960
1980	766,440	153,020	136,890	77,180	30,000	349,190	405,590	10.1%	22.8%	0.38	0.08	196,680
1979	726,430	142,410	132,460	73,060	24,890	339,030	339,090	10.1%	23.7%	0.35	0.07½	202,120
1978	585,660	117,130	114,090	60,180	18,410	267,520	308,600	10.3%	23.1%	0.28½	0.06	204,040
1977	450,730	96,550	93,100	49,680	14,070	199,820	259,990	11.0%	22.7%	0.24	0.04½	204,000
1976	423,230	86,580	88,070	47,050	10,230	177,080	218,520	11.1%	26.9%	0.22½	0.03	203,920
1975	310,860	62,490	62,810	33,670	9,160	126,200	175,060	10.8%	23.4%	0.16½	0.02	203,400
1974	255,850	51,170	51,580	26,850	7,530	101,660	144,020	10.5%	22.4%	0.13½	0.02	195,600
1973	210,560	42,900	43,250	22,010	6,340	85,440	119,970	10.5%	24.2%	0.11½	0.01½	194,720
1972	134,290	27,960	28,780	14,390	4,150	48,240	91,100	10.7%	26.0%	0.08	0.01	174,840
1971	90,690	17,320	18,310	9,650	3,550	42,170	55,380	10.6%	22.4%	0.06	0.01	161,360
1970	69,390	13,530	14,350	7,250	2,990	35,770	43,100	10.4%	23.5%	0.05	0.00¾	151,880
1969	59,450	12,840	13,260	6,260	1,960	28,150	30,880	10.5%	24.3%	0.04½	0.00⅝	139,760
1968	55,340	11,910	11,580	5,580	2,150	10,020	25,730	10.1%	31.4%	0.04	0.00 9/16	139,200
1967	36,930	7,740	7,080	3,710	1,660	6,190	17,770	10.1%	25.3%	0.03	0.00½	121,120
1966	31,010	6,780	6,790	3,590	840	6,620	14,680	11.6%	30.8%	0.03	0.00½	120,800
1965	24,060	6,040	6,020	3,180	480	6,750	11,650	13.2%	35.5%	0.02½	0.00 7/16	120,480
1964	18,180	5,090	5,110	2,530	360	5,930	8,970	13.9%	38.6%	0.02	0.00⅜	119,880
1963	14,370	3,810	3,820	1,820	260	4,250	6,550	12.6%	36.1%	0.01½	0.00 5/16	108,000
1962	10,800	2,730	2,840	1,390	230	2,700	5,040	12.9%	36.9%	0.01½	0.00⅛	107,040
1961	6,820	1,540	1,580	770	160	2,190	3,770	11.3%	24.8%	0.00 23/32	0.00⅛	105,720
1960	6,420	950	970	480	150	1,780	3,110	7.4%	17.7%	0.00 7/16	0.00 1/16	105,720
1959	5,550	680	710	350	150	1,530	2,710	6.3%	14.5%	0.00 11/32	0.00 1/16	105,720
1958	3,980	200	210	120	140	1,150	2,410	3.0%	5.2%	0.00⅛	0.00 1/32	105,720
1957	4,990	160	205	115	130	970	2,330	2.3%	5.1%	0.00⅛	0.00 1/16	105,720

1 *Based on shareholders' equity as of the beginning of the year.*

2 *After giving effect to 100 percent common stock distributions in 1998, 1986, 1982, 1975, 1971, 1963 and 1961, and 50 percent common stock distributions in 1968 and 1967.*

3 *Years 1976 through 1981 and after 1996 include the effect of common share dilution.*

4 *For 1995, net sales, depreciation and amortization and working capital exclude discontinued home furnishings operations; income before taxes and net income exclude the effect of the $650 million loss on disposition of such operations.*

FORTY-SIX YEARS OF GROWTH

AS RESTATED TO REFLECT POOLINGS OF INTERESTS

Amounts In Thousands Except Per Common Share Data

	Net Sales[5]	Income Before Taxes	Income Taxes	Net Income	Deprec. & Amort.	Working Capital	Share-holders' Equity	Net Income as a Percent of Share-holders' Equity[1]	Per Common Share Data: Net Income[2,3]	Per Common Share Data: Dividends Paid[2,6]	Average Common Shares[2]
Growth Rates:											
5-Year	16%	4%	2%	6%	11%	14%	20%	-	2%	6%	-
10-Year	16%	11%	10%	12%	6%	8%	11%	-	10%	6%	-
46-Year	16%	16%	16%	17%	14%	15%	16%	-	14%	16%	-
Years											
2002[7]	$9,419,400	$914,200	$324,500	$589,700	$220,300	$2,017,320	$5,293,840	14.9%	$1.15	$0.54½	477,560
2001	8,284,000	300,700	102,200	198,500	269,490	1,390,360	3,957,670	6.0%	0.42	0.52½	459,730
2000	7,178,000	893,400	301,700	591,700	238,330	1,230,110	3,286,370	19.6%	1.31	0.49	449,270
1999	6,253,000	904,100	334,500	569,600	181,820	1,263,350	3,018,910	21.5%	1.28	0.45	442,900
1998	5,238,000	905,540	340,440	565,100	156,670	1,105,660	2,647,240	26.5%	1.26	0.43	442,700
1997	4,508,000	733,830	289,730	444,100	131,510	1,049,690	2,129,680	22.4%	1.02	0.40½	429,800
1996	3,854,000	577,150	222,050	355,100	111,620	1,019,940	1,985,700	20.4%	0.83	0.38½	425,000
1995[4]	3,435,000	427,820	190,320	237,500	108,370	585,810	1,741,360	10.8%	0.56	0.36½	423,000
1994	2,988,260	354,200	134,970	219,240	130,710	1,278,160	2,202,380	10.6%	0.52	0.34½	421,400
1993	2,507,740	384,740	145,070	239,670	123,160	1,161,960	2,074,090	12.5%	0.59	0.32½	409,200
1992	2,218,050	310,260	123,920	186,350	120,390	975,870	1,911,370	10.3%	0.46	0.30½	407,200
1991	1,876,050	92,840	54,180	38,660	107,350	863,030	1,808,960	2.2%	0.10	0.28½	403,600
1990	1,854,790	221,240	98,180	123,070	97,310	822,350	1,775,350	6.8%	0.30	0.27	409,000
1989	1,835,880	301,820	107,060	194,770	89,080	859,840	1,799,660	11.4%	0.47	0.25	415,000
1988	1,669,320	442,390	139,650	302,740	86,570	849,270	1,708,800	20.3%	0.73	0.22	416,000
1987	1,554,400	360,380	118,920	241,460	69,170	691,290	1,492,840	19.1%	0.69	0.19	349,800
1986	1,344,610	350,860	129,390	221,470	48,430	641,840	1,262,790	21.4%	0.64	0.17	344,600
1985	1,165,260	283,310	106,040	177,270	38,690	613,410	1,035,480	20.3%	0.52	0.14½	338,400
1984	1,174,360	229,260	86,780	142,480	42,340	499,160	872,990	17.4%	0.42	0.12½	337,800
1983	1,184,800	210,150	81,060	129,090	54,640	592,940	821,180	19.9%	0.39	0.11	327,400
1982	929,640	167,520	64,020	103,500	46,330	433,420	649,550	18.6%	0.33	0.10	313,800
1981	943,860	170,940	68,630	102,310	40,450	421,840	555,100	22.5%	0.33	0.09	306,100
1980	826,040	152,260	64,870	87,390	33,950	388,530	454,590	23.0%	0.29	0.08	302,900
1979	785,390	145,830	63,270	82,560	28,080	362,380	379,140	24.3%	0.27	0.07½	308,300
1978	636,240	124,740	57,300	67,440	20,530	284,810	339,390	23.9%	0.22	0.06	310,200
1977	486,530	102,260	45,890	56,370	15,390	213,990	282,340	24.3%	0.18	0.04½	310,200
1976	449,040	94,550	42,520	52,030	11,260	184,420	231,840	28.4%	0.17	0.03	310,100
1975	327,860	63,670	29,880	33,790	10,060	130,600	183,510	22.0%	0.11	0.02	309,600
1974	279,560	53,030	25,010	28,020	8,340	105,510	153,620	22.2%	0.09	0.02	309,000
1973	224,230	45,260	21,960	23,310	6,650	89,990	126,350	22.3%	0.08	0.01½	301,300
1972	162,480	34,650	17,040	17,610	5,010	55,380	104,760	26.6%	0.06	0.01	291,800
1971	121,130	23,470	11,250	12,220	4,370	49,520	66,280	22.1%	0.04	0.01	284,300
1970	99,090	20,260	9,860	10,400	3,720	44,310	55,210	22.3%	0.04	0.00¾	282,200
1969	96,850	21,700	11,810	9,890	2,950	37,220	46,630	25.4%	0.04	0.00⅝	281,500
1968	86,530	18,530	10,050	8,480	3,100	17,440	38,880	27.0%	0.03	0.00 9/16	281,000
1967	66,190	13,450	6,210	7,240	2,570	14,540	31,440	27.9%	0.03	0.00½	280,100
1966	56,520	12,510	5,780	6,720	1,690	13,350	25,920	32.9%	0.02	0.00½	275,800
1965	44,720	10,050	4,680	5,380	1,240	11,590	20,420	33.6%	0.02	0.00 7/16	275,500
1964	35,360	8,140	3,960	4,190	970	9,650	16,020	32.7%	0.02	0.00⅜	273,000
1963	27,820	6,200	3,150	3,050	760	7,700	12,800	28.2%	0.01	0.00 5/16	261,100
1962	22,840	4,350	2,160	2,190	820	6,330	10,800	24.6%	0.01	0.00⅛	260,100
1961	16,760	2,530	1,270	1,270	710	5,060	8,890	16.2%	0.00½	0.00⅛	258,800
1960	15,740	2,000	980	1,020	870	4,350	7,830	14.4%	0.00⅖	0.00 1/16	258,800
1959	15,550	1,920	960	960	790	3,940	7,060	15.1%	0.00⅜	0.00 1/16	258,800
1958	11,760	1,110	520	590	700	3,220	6,360	10.1%	0.00¼	0.00 1/32	228,400
1957	11,810	1,030	480	550	620	2,640	5,870	10.1%	0.00¼	0.00 1/16	205,900

1 *Based on shareholders' equity as of the beginning of the year.*

2 *After giving effect to 100 percent common stock distributions in 1998, 1986, 1982, 1975, 1971, 1963 and 1961, and 50 percent common stock distributions in 1968 and 1967.*

3 *Years 1976 through 1981 and after 1996 include the effect of common share dilution.*

4 *For 1995, net sales, depreciation and amortization and working capital exclude discontinued home furnishings operations; income before taxes, income taxes and net income exclude the effect of the $650 million loss on disposition of such operations.*

5 *Net sales prior to 1995 exclude discontinued home furnishings operations; other data prior to 1995 include discontinued home furnishings operations.*

6 *Dividends per common share have not been adjusted for poolings of interests.*

7 *2002 income before taxes and income taxes have been presented to include the cumulative effect of accounting change charge.*

FINANCIAL REVIEW

SELECTED FINANCIAL DATA (CONSOLIDATED)

Dollars In Thousands Except Per Common Share Data

	2002	2001	2000	1999	1998
Net sales[1]	$ 9,419,400	$ 8,284,000	$ 7,178,000	$ 6,253,000	$ 5,238,000
Operating profit[2]	$ 1,331,100	$ 1,039,800	$ 960,020	$ 911,010	$ 870,090
Net income[3,4,5]	$ 589,700	$ 198,500	$ 591,700	$ 569,600	$ 565,100
Per share of common stock:					
Net income[2,3,4,5]:					
Basic	$1.22	$0.43	$1.34	$1.31	$1.30
Diluted	$1.15	$0.42	$1.31	$1.28	$1.26
Dividends declared	$0.55	$0.53	$0.50	$0.46	$0.43½
Dividends paid	$0.54½	$0.52½	$0.49	$0.45	$0.43
Net income[2,3,4,5] as a % of:					
Net sales	6.3%	2.4%	8.2%	9.1%	10.8%
Shareholders' equity[6]	14.9%	6.0%	19.6%	21.5%	26.5%
Capital expenditures	$ 284,670	$ 274,430	$ 388,030	$ 350,850	$ 243,380
At December 31:					
Total assets	$12,050,430	$ 9,021,170	$ 7,604,310	$ 6,517,330	$ 5,492,050
Long-term debt	$ 4,316,470	$ 3,627,630	$ 3,018,240	$ 2,431,270	$ 1,638,290
Shareholders' equity	$ 5,293,840	$ 3,957,670	$ 3,286,370	$ 3,018,910	$ 2,647,240
Book value per common share	$10.83	$8.62	$ 7.39	$6.81	$5.97

Includes restatement for 1999 poolings of interests, except for dividends.

1 *Includes the reclassification of cooperative advertising expense from selling expense to a reduction of sales to conform to the 2002 presentation. This reclassification did not result in a change in net income or earnings per common share.*

2 *The year 2002 includes a $92.3 million after-tax ($146.8 million pre-tax), net charge for the Behr litigation settlement.*

3 *The year 2002 includes a $92.4 million after-tax ($116.8 million pre-tax), non-cash goodwill impairment charge recognized as a cumulative effect of a change in accounting principle in the first half of 2002.*

4 *The year 2001 includes a $344 million after-tax ($530 million pre-tax), non-cash charge for the write-down of certain investments, principally securities of Furnishings International Inc.*

5 *The year 2000 includes a $94 million after-tax ($145 million pre-tax), non-cash charge for the planned disposition of businesses and the write-down of certain investments.*

6 *Based on shareholders' equity as of the beginning of the year.*

OPERATING PROFIT AS A PERCENT OF NET SALES[1]

	2002	2001	2000	1999	1998
As reported	14.1%	12.6%	13.4%	14.6%	16.6%
Before general corporate expense[2,4]	15.2%	13.7%	14.8%	16.0%	18.3%
Before goodwill amortization and general corporate expense[3,4]	16.7%	14.8%	15.7%	16.8%	18.8%

Includes restatement for 1999 poolings of interests.

1 *Includes the reclassification of cooperative advertising expense from selling expense to a reduction of sales to conform to the 2002 presentation.*

2 *General corporate expense is reported in Note N to the Consolidated Financial Statements.*

3 *The year 2002 excludes the $146.8 million pre-tax net charge for the Behr litigation settlement.*

4 *These non-GAAP measures provide additional information regarding the results of ongoing operations. These measures may not be comparable to similarly titled measures reported by other companies and should not be considered as an alternative or superior to amounts reported under accounting principles generally accepted in the United States.*

MASCO COMMON SHARE MARKET PRICE—P/E RATIO[1]

Year	Market Price High	Market Price Low	Earnings Per Common Share[2]	Price/Earnings Ratio High Low
2002	$29.43	$17.25	$1.15	26 – 15
2001	26.94	17.76	0.42	64 – 42
2000	27.00	14.50	1.31	21 – 11
1999	33.69	22.50	1.28	26 – 18
1998	33.00	20.75	1.26	26 – 16
Five-Year Average				33 – 20

1 *After giving effect to 100 percent common stock distribution in July 1998.*

2 *Includes restatement for 1999 poolings of interests.*

CORPORATE LEADERSHIP

DIRECTORS

THOMAS G. DENOMME[1,3]
Retired Vice Chairman and Chief Administrative Officer
Chrysler Corporation
Director since 1998

PETER A. DOW[1,2]
Retired Vice Chairman, Chief Operating Officer and Executive Committee Chairman
Campbell-Ewald, an advertising company
Director since 2001

ANTHONY F. EARLEY, JR.[1,4]
Chairman, Chief Executive Officer, President and Chief Operating Officer
DTE Energy Company
Director since 2001

VERNE G. ISTOCK[1,2,4]
Retired Chairman/President
Bank One Corporation
Director since 1997

WAYNE B. LYON[4]
Retired Chairman
LifeStyle Furnishings International Ltd.
Director since 1988

RICHARD A. MANOOGIAN[3]
Chairman of the Board and Chief Executive Officer
Masco Corporation
Director since 1964

MARY ANN VAN LOKEREN[2]
Chairman and Chief Executive Officer
Krey Distributing Company, a beverage distribution firm
Director since 1997

1 Member of Audit Committee
2 Member of Organization and Compensation Committee
3 Member of Executive Committee
4 Member of Nominating and Corporate Governance Committee

CORPORATE OFFICERS AND OPERATING EXECUTIVES

WILLIAM T. ANDERSON
Group Vice President

RONALD W. AYERS
Group President

ALAN H. BARRY
Group President

DR. LILLIAN BAUDER
Vice President – Corporate Affairs

KLAUS BOCH
Vice President – Controller European Operations

J. MICHAEL CAMPBELL
Group President

SAMUEL A. CYPERT
Vice President – Investor Relations

DAVID A. DORAN
Vice President – Taxes

CHARLES A. DOWD, JR.
Group President

DANIEL R. FOLEY
Vice President – Human Resources

LAU FRANDSEN
Group President – Europe

EUGENE A. GARGARO, JR.
Vice President and Secretary

TED GOOLD
Group Vice President

ROLAND GRASSBERGER
Group Vice President

DAVID J. KENT
Group Vice President

JOHN J. KIMES
Group Vice President

ALAN J. KRAUSS
Senior Group President

LARRY J. LA BO
Vice President – Controller North American Operations

JOHN R. LEEKLEY
Senior Vice President and General Counsel

RICHARD A. MANOOGIAN
Chairman of the Board and Chief Executive Officer

KAREN R. MENDELSOHN
Vice President – Sales and Marketing

DONALD J. MILROY
Group Vice President

JERRY W. MOLLIEN
Vice President – Corporate Taxes

RICHARD G. MOSTELLER
Vice President and Senior Financial Advisor

ROBERT B. ROSOWSKI
Vice President and Treasurer

R. HAMILTON SCHIRMER
Vice President – Business Development

BARRY J. SILVERMAN
Vice President – Associate General Counsel

DAVID W. VAN HISE
Vice President – International

TIMOTHY WADHAMS
Vice President and Chief Financial Officer

ALFONS WALDER
Group Vice President

JOHN C. WILLS
Group President

DIVISION OPERATING EXECUTIVES

Allan Abrams
Vasken Altounian
Ole Lund Andersen
Antonio Arangiaro
A. James Aruffo
Jacqui Beynon
Marc Bickler
Nicholas Billig
Thomas Breuer
Charles M. Brown
Roger A. Carlson
Joseph H. Carrington
Thomas N. Chieffe
John J. Dellamore
Donald J. DeMarie, Jr.
Wayne Devine
Herbert Dieterle
Michael P. Duggan
Claus Eberling
Andoni Eizmendi
H. Ross Escalette
Jeffrey D. Filley
Ronald J. Foy
Stephen Gannon
Esmerelda Goncalves
Steven M. Hammock
Larry B. Higgins
David B. Humenik
Eckhard Keill
Clay H. Kiefaber
Stanley G. Korte
Dieter E. Krist
William J. Kushlick
Bob C. Ladd
Steve Lee
Saul Levitt
Robert Manroe
Stephen A. McFarland
Nicholas McGrellis
Reinhard Metzger
Gary E. Milgard
Bernd Möhner
Michelle Morgan
Peter Morgan
Chris Morris
Nicholas W. Moss
Rob Nicholson
Jan Nuyts
Michael Perpeet
Chris Phillips
Luciano Pianezzola
Dominic Primucci
Steven P. Raia
Javier Rosales
Peter Schabos
Bastian Schaefer
William F. Schmidt
Helmut Schweitzer
Ronald D. Smith
Larry Solari
Giuliano Spina
Todd Talbot
Gareth Thomas
Jerry Volas
Michael Wales
Donald K. Woody
Jose Zubizarreta

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the fairness and integrity of the Company's consolidated financial statements. In order to meet this responsibility, management maintains formal policies and procedures that are consistent with high standards of accounting and administrative practices, which are regularly communicated within the organization. In addition, management maintains a program of internal auditing within the Company to examine and evaluate the adequacy and effectiveness of established internal controls as related to Company policies, procedures and objectives. The accompanying report of the Company's independent accountants states their opinion on the Company's consolidated financial statements, based on audits conducted in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors meets periodically with both management and the independent accountants to provide oversight with respect to the Company's financial reporting process and system of internal control.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 Commission File Number 1-5794

MASCO CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	38-1794485 (I.R.S. Employer Identification No.)
21001 Van Born Road, Taylor, Michigan (Address of Principal Executive Offices)	48180 (Zip Code)

Registrant's Telephone Number, Including Area Code: 313-274-7400

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $1.00 par value	New York Stock Exchange, Inc.
Series A Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange, Inc.
Zero Coupon Convertible Senior Notes Due 2031	New York Stock Exchange, Inc.

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant on June 28, 2002 (based on the closing sale price of $27.11 of the Registrant's Common Stock, as reported by the New York Stock Exchange on such date) was approximately $12,775,174,000.

Number of shares outstanding of the Registrant's Common Stock at January 31, 2003:

488,273,000 shares of Common Stock, par value $1.00 per share

Portions of the Registrant's definitive Proxy Statement to be filed for its 2003 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Masco Corporation
2002 Annual Report on Form 10-K

TABLE OF CONTENTS

PART I

Item 1. Business.

Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. The Company is among the largest manufacturers in North America of brand name consumer products designed for the home improvement and new construction markets. The Company's operations consist of five business segments, which are based on similarities in products and services. The following table sets forth, for the three years ended December 31, 2002, the contribution of the Company's segments to net sales and operating profit. Additional financial information concerning the Company's operations by segment as well as general corporate expense as of and for the three years ended December 31, 2002 is set forth in Note N to the Company's Consolidated Financial Statements included in Item 8 of this Report.

(In Thousands)

	Net Sales (1)		
	2002	2001	2000
Cabinets and Related Products	$2,798,000	$2,567,000	$2,536,000
Plumbing Products	2,031,000	1,742,000	1,828,000
Installation and Other Services	1,845,000	1,692,000	855,000
Decorative Architectural Products	1,599,000	1,469,000	1,359,000
Other Specialty Products	1,146,000	814,000	600,000
Total	$9,419,000	$8,284,000	$7,178,000

	Segment Operating Profit (2)(3)(4)(5)		
	2002	2001	2000
Cabinets and Related Products	$ 379,000	$ 255,000	$ 322,000
Plumbing Products	334,000	241,000	281,000
Installation and Other Services	304,000	243,000	122,000
Decorative Architectural Products	338,000	270,000	249,000
Other Specialty Products	221,000	127,000	85,000
Total	$1,576,000	$1,136,000	$1,059,000

(1) Includes the reclassification of cooperative advertising expense from selling expense to a reduction of sales to conform to the 2002 presentation. This reclassification did not result in a change in net income or earnings per common share.

(2) Amounts are before general corporate expense of $98 million, $96 million and $99 million in 2002, 2001 and 2000, respectively.

(3) Operating profit for 2002 includes a pre-tax gain of $15.6 million related to certain long-lived assets in the Plumbing Products segment, which were previously written down in December 2000 as part of the plan for the disposition of certain businesses.

(4) Operating profit for 2002 is before the litigation settlement charge, net of $146.8 million (pertaining to the Decorative Architectural Products segment).

(5) Operating profit excluding goodwill amortization expense for 2001 and 2000, respectively, was as follows: Cabinets and Related Products — $270 million and $336 million, Plumbing Products — $248 million and $287 million, Installation and Other Services — $287 million and $144 million, Decorative Architectural Products — $282 million and $260 million and Other Specialty Products — $142 million and $98 million.

Approximately 85 percent of the Company's sales are generated by operations in North America (primarily in the United States). International operations (primarily in Europe) comprise the balance and are located principally in Belgium, Denmark, Germany, Holland, Italy, Spain and the United Kingdom. See Note N to the Company's Consolidated Financial Statements included in Item 8 of this Report.

Acquisitions have been a key factor in the Company's growth. During 2002, the Company acquired several businesses with aggregate annual sales of approximately $1 billion. The most significant acquisition during 2002 was that of Service Partners LLC, a distributor and installer of insulation and other building products. More information about this transaction is set forth in the following discussion and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report. Except as the context otherwise indicates, the terms "Masco" and the "Company" refer to Masco Corporation and its consolidated subsidiaries.

Cabinets and Related Products

In North America, the Company manufactures and sells economy, stock, semi-custom, assembled and ready-to-assemble cabinetry for kitchen, bath, storage, home office and home entertainment applications in a broad range of styles and price points. These products are sold under a number of trademarks, including KRAFTMAID®, MERILLAT®, MILL'S PRIDE® and QUALITY CABINETS®, to distributors, home centers and dealers and direct to builders for both the home improvement and new construction markets. The Company also manufactures bath storage products under the brand name ZENITH®. In Europe, the Company manufactures assembled and ready-to-assemble kitchen, bath, storage, home office and home entertainment cabinetry and other products under brand names including ALMA KÜCHEN™, ALVIC™, ARAN™, BLUESTONE™, FAARUP™, GRUMAL™, MOORES™, SCANBIRK™, SYSTEMA™, TVILUM-SCANBIRK™, VESTERGAARD™ and XEY™. Sales in Europe are made through distribution channels that parallel North American distribution.

The cabinet manufacturing industry in the United States and Europe is highly competitive, with several large and hundreds of smaller competitors. The Company believes that it is the largest manufacturer of kitchen and bath cabinetry in North America based on sales revenue for 2001. Significant North American competitors include American Woodmark, Aristokraft, Omega and Schrock.

Plumbing Products

In North America, the Company manufactures and sells a wide variety of faucet and showering devices under several brand names. The most widely known of these are the DELTA® and PEERLESS® single and double handle faucets used in kitchen, lavatory and other sinks and in bath and shower enclosures. Both DELTA® and PEERLESS® faucets are sold by manufacturers' representatives and Company sales personnel to major retail accounts and to distributors who sell the faucets to plumbers, building contractors, remodelers, smaller retailers and others. Showerheads, handheld showers and valves are sold under ALSONS®, DELTA®, MIXET® and PLUMB SHOP® brand names. The Company manufactures faucets and various other plumbing products for the European markets under the brand names DAMIXA®, GUMMERS®, MARIANI™ and NEWTEAM™ and sells them through multiple distribution channels.

During 2002, the Company acquired Brasstech, Inc. and Newport Metal Finishing, Inc., both California-based, related manufacturers of premium price-point plumbing products, including faucets, plumbing specialties and bath accessories, and Bristan Ltd., a provider of kitchen and bath faucets and shower and bath accessories, based in the United Kingdom. In late December 2002, the Company increased its 27% ownership in Hansgrohe AG, a German manufacturer of kitchen and bath faucets, hand-held and fixed showerheads, luxury shower systems and steam showers, and currently owns 64% of the outstanding voting equity. HANSGROHE® products are sold throughout most of Europe through plumbers and wholesalers and in North America primarily through retailers.

Masco believes that its faucet operations hold a leadership position in the North American market, with American Standard, Kohler, Moen and Price Pfister as major brand competitors. Competition from import products is also a significant factor in the Company's markets. There are several major competitors among the European manufacturers of faucets and accessories, primarily in Germany and Italy, and hundreds of smaller competitors throughout Europe and Asia.

Other plumbing products manufactured and sold by the Company include AQUA GLASS® and MIROLIN® acrylic and gelcoat bath and shower units, which are sold primarily to wholesale plumbing distributors for the home improvement and new home construction markets. Bath and shower enclosure units, shower trays and laundry tubs are manufactured and sold under the brand names AMERICAN SHOWER & BATH™, PLASKOLITE™ and TRAYCO™. These products are sold to home centers, hardware stores and mass merchandisers for the "do-it-yourself" market. The Company's spas and hot tubs are manufactured and sold under brand names HOT SPRING®, CALDERA® and other trademarks directly to retailers. Other plumbing products for the international market include HÜPPE® luxury bath and shower enclosures sold by the Company through wholesale channels primarily in Germany. HERITAGE™ ceramic and acrylic bath fixtures and faucets are principally sold in the United Kingdom directly to selected retailers. GLASS™ acrylic bathtubs and steam shower enclosures are sold in Italy and other European countries. RECOR™ cast iron bathtubs are sold in Europe and the United States.

Also included in plumbing products are brass and copper plumbing system components and other plumbing specialties, which are sold to plumbing, heating and hardware wholesalers and to home centers, hardware stores, building supply outlets and other mass merchandisers. These products are marketed in North America for the wholesale trade under the BRASSCRAFT® trademark and for the "do-it-yourself" market under the MASTER PLUMBER® and PLUMB SHOP® trademarks and are also sold under private label.

Installation and Other Services

Masco Contractor Services, Inc., which operates over 375 local branch offices throughout most of the United States, supplies and installs primarily insulation and, in certain locations, other building products including fireplaces, gutters, cabinetry, shelving and windows. Installation services are provided primarily to tract and custom home builders in the new construction market. Masco Contractor Services does business in local markets through such names as Gale Industries, The Cary Group and Davenport Insulation. Net sales of insulation installation comprised 14 percent, 14 percent and 8 percent of the Company's consolidated net sales for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's competitors in this market include several regional and numerous local installers.

The Company expanded its installation operations in September 2002 with the acquisition of Service Partners LLC, a Virginia-based distributor and installer of insulation and other building products including roofing, drywall, gutters, fireplaces and acoustical ceiling products. Other 2002 acquisitions in the United States include SCE Unlimited, Inc., an installer of a broad variety of products including siding, closet shelving, gutters and other building products, and IDI Group, an installer of insulation and other building products such as fireplaces, gutters and garage doors.

Decorative Architectural Products

The Company manufactures architectural coatings including paints, specialty paint products, stains, varnishes and waterproofings. BEHR® paint and stain products, such as PREMIUM PLUS®, and MASTERCHEM® specialty paint products, including KILZ® brand primers, are sold in the United States and Canada primarily to the "do-it-yourself" market through home centers. Net sales of architectural coatings, including paints and stains, comprised 11 percent, 11 percent and 10 percent of the Company's consolidated net sales for the years ended December 31, 2002, 2001 and 2000, respectively. Competitors in the architectural coatings market include large multinational companies such as ICI Paints, PPG Industries, Inc., Sherwin-Williams and Valspar as well as many smaller regional and national companies.

The Company manufactures and sells decorative bath and shower accessories under the brand names BALDWIN®, FRANKLIN BRASS®, GINGER® and BATH UNLIMITED™. Also in the Decorative Architectural Products segment are premium BALDWIN® quality brass trim and mortise lock sets, knobs and other builders' hardware, which are manufactured and sold for the home improvement and new home construction markets. LIBERTY® cabinet, decorative door and builders' hardware is sold to home centers, other retailers, original equipment manufacturers and wholesale markets. WEISER® lock sets and related hardware are manufactured and sold through contractor supply outlets, hardware distributors and home centers. Key competitors for these products in North America include Amerock, Belwith, Kwikset, National, Schlage and Stanley. Imported products are also a significant factor in this market.

AVOCET™ builders' hardware products, including locks and door and window hardware, are manufactured and sold to home centers and other retailers, builders and original equipment door and window manufacturers primarily in the United Kingdom.

The Company features a durable coating on many of its decorative faucets and other products that offers tarnish protection and scratch resistance under the trademarks BRILLIANCE® and THE LIFETIME FINISH FROM BALDWIN®. This finish is currently available on many of the Company's kitchen and bath products and door hardware.

Other Specialty Products

The Company manufactures a complete line of manual and electric staple gun tackers, staples and other fastening tools under the brand name ARROW®. These products are sold through various distribution channels including wholesalers, home centers and other retailers. SAFLOK® electronic lock sets and WINFIELD® mechanical lock sets are sold primarily to the hospitality market.

Commercial ventilating products are manufactured and sold by the Company in Europe under the GEBHARDT™ brand name. The Company also manufactures residential hydronic radiators and heat convectors under the brand names BRUGMAN™, SUPERIA™, THERMIC™ and VASCO®, which are sold to the European wholesale market from operations in Belgium, Holland and Poland. JUNG™ water pumps are manufactured and sold by the Company primarily in Germany.

The Company entered into the market for windows and patio doors during 2001, with manufacturing and sale under the MILGARD® brand name to the new construction and home improvement markets, principally in the western United States, and fabrication and sale of vinyl windows and sunrooms under the GRIFFIN™ brand name for the European building trades. During 2002, the Company expanded its European window-related operations with the acquisition of three companies headquartered in the United Kingdom: Cambrian Windows Ltd., a fabricator of vinyl window frames, Duraflex Ltd., an extruder of vinyl frame components for windows, doors and sunrooms, and Premier Manufacturing Ltd., a fabricator of vinyl window and door frames.

Additional Information

- The Direct sales of the Company's product lines to home center retailers have increased substantially in recent years and, in 2002, sales to the Company's largest customer, The Home Depot, were $2.3 billion (approximately 25 percent of total sales). Although builders, dealers and other retailers represent other channels of distribution for the Company's products, the Company believes that the loss of a substantial portion of its sales to The Home Depot would have a material adverse impact on the Company.
- The major markets for the Company's products and services are highly competitive. Competition in all of the Company's product lines is based primarily on performance, quality, style, delivery, customer service and price, with the relative importance of such factors varying among product categories. Competition in the markets for the Company's services businesses is based primarily on price, customer service and breadth of product offering.
- The Company's international operations are subject to political, monetary, economic and other risks attendant generally to international businesses. These risks generally vary from country to country.
- Financial information concerning the Company's export sales and foreign and United States operations, including the net sales, operating profit and assets attributable to the Company's segments and to the Company's North American and International operations, as of and for the three years ended December 31, 2002, is set forth in Item 8 of this Report in Note N to the Company's Consolidated Financial Statements.
- The peak season for home construction and remodeling corresponds with the second and third calendar quarters. As a result, the Decorative Architectural Products segment and the Installation and Other Services segment may experience stronger sales during these quarters. Otherwise, no material portion of the Company's business is seasonally impacted.
- The Company does not consider backlog orders to be material.
- Compliance with federal, state and local regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, is not expected to result in material capital expenditures by the Company or to have a material adverse effect on the Company's earnings or competitive position.
- In general, raw materials required by the Company are obtainable from various sources and in the quantities desired, although from time to time certain operations of the Company may encounter shortages or unusual price changes.
- The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to such reports filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 are posted on the Company's web site at http://www.masco.com as soon as practicable after they are filed with the Securities and Exchange Commission and are available free of charge. Material contained on the Company's web site is not incorporated by reference in this Report on Form 10-K.

Patents and Trademarks

The Company holds United States and foreign patents covering its vapor deposition finish and various design features and valve constructions used in certain of its faucets and holds numerous other patents and patent applications, licenses, trademarks and trade names. As a manufacturer of brand name consumer products, the Company views its trademarks and other proprietary rights as important, but does not believe that there is any reasonable likelihood of a loss of such rights that would have a material adverse effect on the Company's present business as a whole.

Employees

At December 31, 2002, the Company employed approximately 61,000 people. Satisfactory relations have generally prevailed between the Company and its employees.

Item 2. Properties.

The table below lists the Company's principal North American properties by segment.

Business Segment	Manufacturing	Warehouse and Distribution
Cabinets and Related Products	22	41
Plumbing Products	26	13
Decorative Architectural Products	14	13
Other Specialty Products	24	6
Totals	86	73

Most of the Company's North American manufacturing facilities range in size from single buildings of approximately 10,000 square feet to complexes that exceed 750,000 square feet. The Company owns or has options to acquire most of its North American manufacturing facilities, none of which is subject to significant encumbrances. A substantial number of its warehouse and distribution facilities are leased.

In addition, the Company's Installation and Other Services segment operates approximately 375 branch locations in North America, the majority of which are leased.

The table below lists the Company's principal properties outside North America by segment.

Business Segment	Manufacturing	Warehouse and Distribution
Cabinets and Related Products	17	31
Plumbing Products	18	17
Decorative Architectural Products	5	8
Other Specialty Products	23	8
Totals	63	64

Most of these international facilities are located in Belgium, Denmark, Germany, Holland, Italy, Spain and the United Kingdom. The Company generally owns its international manufacturing facilities and leases its warehouse and distribution facilities.

The Company's corporate headquarters are located in Taylor, Michigan and are owned by the Company. The Company owns an additional building near its corporate headquarters that is used by its corporate research and development department.

Each of the Company's operating divisions assesses the manufacturing, distribution and other facilities needed to meet its operating requirements. The Company's buildings, machinery and equipment have been generally well maintained and are in good operating condition. The Company believes that its facilities have sufficient capacity and are adequate for its production and distribution requirements.

Item 3. Legal Proceedings.

The Company is subject to lawsuits and pending or asserted claims with respect to matters generally arising in the ordinary course of business.

The Company and its Behr Process Corporation subsidiary are defendants in several class action lawsuits relating to certain of Behr's previously manufactured exterior wood coating products. None of the complaints sets forth any specific amounts of damage. The Company and Behr have entered into settlement agreements to resolve all of these class actions pending in the United States under which all claims relating to the products would be dismissed without any admission of liability or wrongdoing following final court approval of the settlements. More information about these lawsuits and settlement agreements is set forth in Note S to the Company's Consolidated Financial Statements included in Item 8 of this Report.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Supplementary Item. Executive Officers of Registrant (Pursuant to Instruction 3 to Item 401(b) of Regulation S-K).

Name	Position	Age	Officer Since
Richard A. Manoogian	Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer*	66	1962
Dr. Lillian Bauder	Vice President — Corporate Affairs	63	1996
David A. Doran	Vice President — Taxes	61	1984
Daniel R. Foley	Vice President — Human Resources	61	1996
Eugene A. Gargaro, Jr.	Vice President and Secretary	60	1993
John R. Leekley	Senior Vice President and General Counsel	59	1979
Robert B. Rosowski	Vice President and Treasurer	62	1973
Timothy Wadhams	Vice President and Chief Financial Officer	54	2001

* Raymond F. Kennedy, the Company's President and Chief Operating Officer, passed away unexpectedly on February 4, 2003. Mr. Manoogian, who previously served in these capacities, was appointed to assume these responsibilities on an interim basis.

Executive officers, who are elected by the Board of Directors, serve for a term of one year or less. Each elected executive officer has been employed in a managerial capacity with the Company for over five years except for Mr. Wadhams. Mr. Wadhams was employed by the Company from 1976 to 1984. From 1984 until he rejoined the Company in 2001, he was an executive of Metaldyne Corporation (formerly MascoTech, Inc.), most recently serving as its Executive Vice President — Finance and Administration and Chief Financial Officer.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The New York Stock Exchange is the principal market on which the Company's Common Stock is traded. The following table indicates the high and low sales prices of the Company's Common Stock as reported by the New York Stock Exchange and the cash dividends declared per common share for the periods indicated:

Quarter	Market Price High	Market Price Low	Dividends Declared
2002			
Fourth	$22.60	$17.25	$.14
Third	27.05	19.00	.14
Second	29.43	25.39	.13½
First	28.99	24.10	.13½
Total			$.55
2001			
Fourth	$24.99	$19.50	$.27
Third	26.52	17.76	—
Second	25.94	22.00	.13
First	26.94	21.42	.13
Total			$.53

On January 31, 2003 there were approximately 6,000 holders of record of the Company's Common Stock.

The Company expects that its practice of paying quarterly dividends on its Common Stock will continue, although the payment of future dividends is at the discretion of the Company's Board of Directors and will continue to depend upon the Company's earnings, capital requirements, financial condition and other factors.

Item 6. Selected Financial Data.

The following table sets forth summary consolidated financial information for the Company's continuing operations, for the years and dates indicated. Information for 1998 has been restated for 1999 poolings of interests, except for dividends.

(Dollars In Thousands Except Per Common Share Data)

	2002	2001	2000	1999	1998
Net sales (1)	$ 9,419,400	$8,284,000	$7,178,000	$6,253,000	$5,238,000
Operating profit (2)(3)	$ 1,331,100	$1,039,800	$ 960,020	$ 911,010	$ 870,090
Net income (2)(4)(5)(6)	$ 589,700	$ 198,500	$ 591,700	$ 569,600	$ 565,100
Per share of common stock:					
Net income: (2)(4)(5)(6)					
Basic	$1.22	$.43	$1.34	$1.31	$1.30
Diluted	$1.15	$.42	$1.31	$1.28	$1.26
Dividends declared	$ .55	$.53	$ .50	$ .46	$ .43½
Dividends paid	$ .54½	$.52½	$ .49	$ .45	$ .43
At December 31:					
Total assets	$12,050,430	$9,021,170	$7,604,310	$6,517,330	$5,492,050
Long-term debt	$ 4,316,470	$3,627,630	$3,018,240	$2,431,270	$1,638,290
Shareholders' equity	$ 5,293,840	$3,957,670	$3,286,370	$3,018,910	$2,647,240

(1) Includes the reclassification of cooperative advertising expense from selling expense to a reduction of sales to conform to the 2002 presentation. This reclassification did not result in a change in net income or earnings per common share.

(2) The year 2002 includes a $92.3 million after-tax ($146.8 million pre-tax), net charge for the Behr litigation settlement.

(3) Operating profit for 1998-2001 includes goodwill amortization as follows: 2001 — $93.2 million, 2000 — $66.2 million, 1999 — $45.4 million and 1998 — $29.0 million.

(4) The year 2002 includes a $92.4 million after-tax ($116.8 million pre-tax), non-cash goodwill impairment charge recognized as a cumulative effect of a change in accounting principle in the first half of 2002.

(5) The year 2001 includes a $344 million after-tax ($530 million pre-tax), non-cash charge for the write-down of certain investments, principally securities of Furnishings International Inc.

(6) The year 2000 includes a $94 million after-tax ($145 million pre-tax), non-cash charge for the planned disposition of businesses and the write-down of certain investments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The financial and business analysis below provides information which the Company believes is relevant to an assessment and understanding of the Company's consolidated financial position and results of operations. This financial and business analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and certain other sections of this Report contain statements reflecting the Company's views about its future performance and constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These views involve risks and uncertainties that are difficult to predict and, accordingly, the Company's actual results may differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions and competitive market conditions; pricing pressures; relationships with key customers; industry consolidation of retailers, wholesalers and builders; shifts in distribution; the influence of e-commerce; and other factors discussed in the "Overview," "Critical Accounting Policies and Estimates" and "Outlook for the Company" sections, may affect the Company's performance. The Company undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.

Overview

The Company is engaged principally in the manufacture and sale of home improvement and building products. These products are sold to the home improvement and home construction markets through mass merchandisers, hardware stores, home centers, distributors and other outlets for consumers and contractors. The Company also supplies and installs insulation and other building products for builders in the new construction market.

Factors that affect the Company's results of operations include the levels of home improvement and residential construction activity principally in North America and Europe (including repair and remodeling and new construction), the Company's ability to effectively manage its overall cost structure, fluctuations in European currencies (primarily the European euro and British pound), the importance of and the Company's relationships with home centers (including The Home Depot, which represented approximately 25 percent of the Company's sales in 2002) as distributors of home improvement and building products and the Company's ability to maintain its leadership positions in its markets in the face of increasing global competition. Historically, the Company has been able to largely offset the impact on its revenues of cyclical declines in new construction and home improvement markets through new product introductions and acquisitions as well as market share gains.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly reviews its estimates and assumptions, which are based on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions.

The Company believes that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing arrangements, promotions and other volume-based incentives. Allowances for doubtful accounts receivable are maintained for estimated losses resulting from the inability of customers to make required payments. Inventories are recorded at the lower of cost or market with expense estimates made for obsolescence or unmarketable inventory equal to the difference between the recorded cost of inventories and their estimated market value based on assumptions about future demand and market conditions. On an ongoing basis, the Company monitors these estimates and records adjustments for differences between estimates and actual experience. Historically, actual results have not significantly deviated from those determined using these estimates.

The Company maintains investments in marketable equity securities and bond funds, which aggregated $446 million, and a number of private equity funds, which aggregated $448 million, at December 31, 2002. The investments in private equity funds are carried at cost and are evaluated for impairment at each reporting period, or when circumstances indicate an impairment may exist, using information made available by the fund managers and other assumptions. The investments in marketable equity securities and bond funds are carried at fair value, and unrealized gains and unrealized losses (that are deemed to be temporary) are recorded as a component of shareholders' equity, net of tax, in other comprehensive income. The Company records an impairment charge to earnings when an investment has experienced a decline in value that is deemed to be other-than-temporary. Future changes in market conditions, the performance of underlying investments or new information provided by private equity fund managers could affect the recorded values of such investments and the amounts realized upon liquidation.

The Company records the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. In accordance with SFAS No. 142, the Company is no longer recording amortization expense related to goodwill and other indefinite-lived intangible assets. The Company completed the transitional goodwill and other indefinite-lived intangible assets impairment testing in 2002 and recorded a non-cash goodwill impairment charge of $92.4 million, net of income tax credit of $24.4 million, as a cumulative effect of change in accounting principle effective January 1, 2002. See "Cumulative Effect of Accounting Change" for additional discussion of the adoption of this standard. In the fourth quarter of 2002, the Company completed the annual impairment testing of goodwill and other indefinite-lived intangible assets utilizing a discounted cash flow method. This test indicated that no additional impairment of such assets occurred in 2002. Intangible assets with finite useful lives are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of amortizable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.

Determining market values using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company's judgments are based on historical experience, current market trends and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome. In estimating future cash flows, the Company relies on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a three percent long-term assumed growth rate of cash flows for periods after the five-year forecast. The Company generally develops these forecasts based on recent sales data for existing products, planned timing of new product launches, housing starts and repair and remodeling estimates for existing homes.

In the fourth quarter of 2002, the Company estimated that future discounted cash flows projected for individual business units were greater than the carrying values related to business units with goodwill and other indefinite-lived intangible assets. Any increases in estimated discounted cash flows would have no impact on the reported value of goodwill. In contrast, if the current estimate of future discounted cash flows had been 20 percent lower, the Company would have been required to recognize a pre-tax impairment loss of approximately $43 million.

Accounting for defined-benefit pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. Pension costs and obligations of the Company are developed from actuarial valuations. Inherent in these valuations are key assumptions regarding inflation, expected return on plan assets, mortality rates, compensation increases and discount rates for obligations. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. The Company selects these assumptions with assistance from outside advisors such as consultants, lawyers and actuaries. Changes in assumptions used could result in changes to the related pension costs and obligations within the Company's consolidated financial statements in any given period.

In 2002, the Company decreased its discount rate to 6.75 percent from 7.5 percent, which reflects the decline in long-term interest rates. The assumed asset return is 8.5 percent, reflecting the expected long-term return on plan assets. The plan assets were invested in equities (85 percent), bonds (8 percent) and cash (7 percent) at December 31, 2002.

The Company's underfunded amount for the difference between the projected benefit obligation and plan assets increased to $182 million from $59 million in 2001. This is the result of the change in the discount rate, plan amendments, asset returns below projections and the inclusion of the Furnishings International Inc. pension obligation of approximately $83 million at December 31, 2002 (see Note D to the consolidated financial statements). The plan assets in 2002 had a loss of approximately 15 percent as compared with declines of 17 percent and 23 percent for the Dow Jones Industrial Average and the Standard & Poor's 500, respectively.

The Company expects pension expense for its defined benefit plans to increase by approximately $10 million in 2003, principally as a result of lower asset returns. If the Company assumed that the future return on plan assets was 8 percent instead of 8.5 percent, the impact on pension expense for 2003 would be an increase of approximately $1 million.

The Company has considered future income and gains from investments and other identified tax planning strategies, including the potential sale of certain operating assets, in assessing the need for establishing a valuation allowance against its deferred tax assets at December 31, 2002. Should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, a valuation allowance would be recorded in the period such determination is made.

Certain of the Company's products and product finishes and services are generally covered by a warranty to be free from defects in material and workmanship for periods ranging from one year to the lifetime, under certain circumstances, of the original purchaser. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or service to repair or replace products in satisfaction of warranty obligations. The Company's estimate of costs to service its warranty obligations is based on historical experience and expected future conditions. To the extent that the Company experiences any changes in warranty claim activity or costs associated with servicing those claims, its warranty liability is adjusted accordingly.

The Company is subject to lawsuits and pending or asserted claims with respect to matters generally arising in the ordinary course of business. Liabilities and costs associated with these matters require estimates and judgments based on the professional knowledge and experience of management and its legal counsel. When estimates of the Company's exposure for lawsuits and pending or asserted claims meet the criteria of SFAS No. 5, "Accounting for Contingencies," amounts are recorded as charges to earnings. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments.

Corporate Development

Mergers and acquisitions have historically contributed significantly to Masco's growth. Generally, the earnings benefit to Masco arises from the subsequent growth of merged and acquired businesses, since incremental sales are not impacted by the initial transaction-related costs and expenses such as interest and added depreciation and amortization.

During 2002, the Company completed the acquisition of several home improvement products and service companies including Brasstech, Inc. and Bristan Ltd. (Plumbing Products segment), Cambrian Windows Ltd., Duraflex Ltd. and Premier Manufacturing Ltd. (Other Specialty Products segment), SCE Unlimited, IDI Group, Service Partners LLC and several relatively small installation service companies (Installation and Other Services segment), and Diversified Cabinet Distributors (Cabinets and Related Products segment). Brasstech, Inc. is a United States (U.S.) company headquartered in California and is a manufacturer of premium price-point plumbing products, including faucets, plumbing specialties and bath accessories. Bristan Ltd. is a provider of kitchen and bath faucets and shower and bath accessories. Cambrian Windows Ltd. is a fabricator of vinyl window frames and Duraflex Ltd. is an extruder of vinyl frame components for windows, doors and sunrooms. Premier Manufacturing Ltd. is a fabricator of vinyl window and door frames. Bristan Ltd., Cambrian Windows Ltd., Duraflex Ltd. and Premier Manufacturing Ltd. are headquartered in the United Kingdom. SCE Unlimited is an installer of a broad variety of products and is located in the U.S., and IDI Group is an installer of insulation and other building products and is also located in the U.S. Diversified Cabinet Distributors is a distributor and installer of cabinets and countertops and is located in the U.S. Service Partners is a distributor and installer of insulation and other building products in the U.S. The Company also increased its ownership of Hansgrohe AG, a German manufacturer of kitchen and bath faucets, hand-held and fixed showerheads, luxury shower systems and steam showers, from approximately 27 percent to 64 percent. Accordingly, the assets and liabilities of Hansgrohe AG have been included in the Company's consolidated financial statements at December 31, 2002. For the year ended December 31, 2002, the Company recorded equity earnings from Hansgrohe

AG; the Company will begin consolidating the majority interest in the operating results of Hansgrohe AG in 2003.

These acquisitions provide the Company with opportunities to broaden its product and service offerings and enter new markets, and contributed approximately $370 million in net sales for the year ended December 31, 2002.

The aggregate net purchase price of these 2002 acquisitions was approximately $1.2 billion, including cash of $699 million, assumed debt of $81 million and Company common stock valued at $399 million. At December 31, 2002, Hansgrohe AG had $45 million of bank and other debt. The excess of net purchase price over the fair value of net tangible assets acquired was approximately $1 billion. Of this amount, $42 million, based primarily on independent appraisals, was allocated to other identifiable intangible assets including $19 million to registered trademarks that are not subject to amortization and approximately $23 million to other definite-lived intangible assets. The remaining excess purchase price of approximately $1 billion represented acquired goodwill. Of the goodwill and other identifiable intangible assets, the Company estimates that approximately $270 million will be deductible for income tax purposes.

The results of these 2002 acquisitions are included in the consolidated financial statements from the respective dates of acquisition. Had these companies been acquired effective January 1, 2001, pro forma unaudited consolidated net sales and net income would have approximated $10.3 billion and $636 million for 2002 and $9.4 billion and $259 million for 2001, respectively. In addition to earnings from 2002 acquisitions already included in the consolidated statements of income, pro forma unaudited consolidated diluted earnings per common share would have increased by approximately $.06 and $.11 for 2002 and 2001, respectively, from these 2002 acquisitions. See Note B to the consolidated financial statements for additional information regarding acquisitions.

Planned Disposition of Businesses

In December 2000, the Company adopted a plan to dispose of several businesses that the Company believed were not core to its long-term growth strategies. Management estimated the expected proceeds from these planned dispositions based on various analyses, including valuations by certain specialists. For certain of these businesses, the related carrying value exceeded expected proceeds. Accordingly, a non-cash, pre-tax charge of $90 million was recorded in December 2000 with adjustments to goodwill of $60 million and other long-lived assets of $30 million.

During 2002, the Company completed the sale of its StarMark Cabinetry, Inc. business for cash proceeds of approximately $15 million, which approximated book value. During 2001, the Company completed the sale of its Inrecon and American Metal Products businesses for cash proceeds of approximately $232 million, which approximated their combined book values. In addition, the Company continues to guarantee the value of 1.6 million shares of Company common stock at a stock price of $40 per share related to the Inrecon transaction (through June 2004). The liability for this guarantee, which approximated $30 million at both December 31, 2002 and 2001, has been recorded in accrued liabilities and is marked to market each reporting period. StarMark was included in the Cabinets and Related Products segment, Inrecon was included in the Installation and Other Services segment and American Metal Products was included in the Other Specialty Products segment. The Company anticipated the remaining dispositions to be substantially completed by the end of 2002. However, due to various factors, including the weakened economic environment and uncertainty in the financial markets, the remaining businesses are no longer held for sale.

In the fourth quarter of 2002, the Company recognized a pre-tax gain of $15.6 million related to certain long-lived assets which were written down in December 2000 as part of the Company's plan for disposition. The gain resulted from an adjustment of the assets to the lower of original carrying value or current market value, principally based on a change in the relationship with a major customer for one of the businesses.

The sales and results of operations of the businesses sold in 2002 and 2001 are included in the Company's results of continuing operations through the date of disposition. These businesses contributed sales of $11 million, $237 million and $301 million in 2002, 2001 and 2000, respectively, and operating (loss) profit of $(.4) million, $13 million and $(8) million in 2002, 2001 and 2000, respectively; the changes in sales and operating (loss) profit include the effect of dispositions completed in 2002 and 2001.

Securities of Furnishings International Inc.

During 1996, the Company completed the sale of its home furnishings products segment to Furnishings International Inc. ("FII"). Proceeds to the Company from the sale totaled $1,050 million, consisting of cash of $708 million, junior debt securities and equity securities. The Company's aggregate investment in FII at December 31, 2000 was $553.7 million including securities and other short-term advances. During 2001, the Company recorded $28.9 million of interest income from the 12% pay-in-kind junior debt securities of FII and loaned $10 million to FII in the form of an additional pay-in-kind senior note.

The U.S. furniture industry was adversely affected by the ongoing economic weakness in its markets in 2001, by the bankruptcies of a number of major retailers and by increased import competition. In the third quarter of 2001, management of FII advised the Company that it was pursuing the disposition of all of its businesses and that the expected consideration from the sale of such businesses would not be sufficient to pay amounts due to the Company in accordance with the terms of the junior debt securities. Accordingly, the Company reevaluated the carrying value of its securities of FII and, in the third quarter of 2001, recorded a $460 million pre-tax, non-cash charge to write down this investment to approximately $133 million, which represented the approximate fair value of the consideration ultimately expected to be received from FII for the repayment of the indebtedness. During the second quarter of 2002, FII substantially completed the disposition of its operations. Certain non-Masco shareholders of FII contributed their FII shares back to FII resulting in Masco becoming the majority shareholder. Accordingly, the remaining assets and liabilities of FII have been included in the Company's consolidated financial statements. The fair value of the remaining net assets of FII represented proceeds for the Company's investment in securities of Furnishings International Inc. The remaining net assets were primarily comprised of notes receivable and other assets of $75 million, four million shares of Furniture Brands International common stock valued at $121 million (which was the market value at June 28, 2002), net of pension obligations of approximately $75 million and other accrued liabilities of $12 million.

Liquidity and Capital Resources

Historically, the Company has largely funded its growth through cash provided by a combination of its operations, long-term bank debt and other borrowings, and by the issuance of Company common stock including for certain mergers and acquisitions.

Bank credit lines are maintained to ensure the availability of funds. The credit lines with banks syndicated in the United States at December 31, 2002 include a $1.25 billion Amended and Restated 5-year Revolving Credit Agreement due and payable in November 2005 and a $750 million 364-day Revolving Credit Agreement that expires in November 2003. These agreements allow for borrowings denominated in U.S. dollars or European euros. The previous 364-day revolving credit agreement expired in November 2002 and was decreased from $1.0 billion to $750 million at the request of the Company based on its strong cash position and expected cash flows in 2003. There were no borrowings under either agreement at December 31, 2002.

Interest is payable on borrowings under these agreements based on various floating rate options as selected by the Company (approximately 2.4 percent during 2002).

In 2001, the Company also had notes payable to banks syndicated in Europe. At December 31, 2001, approximately $181 million of European bank debt related to a term loan facility expiring in July 2002, and approximately $189 million represented borrowings under lines of credit primarily expiring in 2003. During 2002, these borrowings were repaid and the European credit facilities were terminated at the Company's request.

Certain debt agreements contain limitations on additional borrowings; at December 31, 2002, the Company had additional borrowing capacity of up to $1.8 billion. Certain debt agreements also contain a requirement for maintaining a certain level of net worth; at December 31, 2002, the Company's net worth exceeded such requirement by approximately $1.6 billion.

In December 2002, the Company replenished the amount of debt and equity securities issuable under its unallocated shelf registration statement with the Securities and Exchange Commission pursuant to which the Company is able to issue up to a combined $2 billion of debt and equity securities. In addition, the Company increased its shelf registration related to common stock that can be issued in connection with acquisitions to 50 million shares.

The Company had cash and cash investments in excess of $1.0 billion at December 31, 2002 as a result of the strong cash flow from operations and debt and equity financings undertaken in 2002. The Company issued $1.4 billion of debt (net of issuance costs) in 2002 in order to take advantage of historically low long-term interest rates. The proceeds were utilized to retire debt aggregating $804 million with the remainder used for general corporate purposes, including investments in marketable equity securities, bond funds and other investments. The Company has $700 million of debt coming due in the next 18 months and the Company believes that it has effectively, in part, prefunded these obligations at favorable interest rates. In addition, the holders of the Company's Zero Coupon Convertible Notes, at their option, can cause the Company to repurchase the notes for approximately $800 million in April 2004.

During 2002, the Company increased its quarterly common stock dividend four percent to $.14 per share. This marks the 44th consecutive year in which dividends have been increased. Although the Company is aware of the greater interest in yield by many investors and has maintained an increased dividend payout in recent years, the Company continues to believe that its shareholders' long-term interests are best served by investing a significant portion of its earnings in the future growth of the Company.

Maintaining high levels of liquidity and cash flow are among the Company's financial strategies. The Company's total debt as a percent of total capitalization decreased to 47 percent at December 31, 2002 from 49 percent at December 31, 2001. The Company's working capital ratio was 2.0 to 1 and 2.1 to 1 at December 31, 2002 and 2001, respectively.

Cash Flows

Significant sources and (uses) of cash in the past three years are summarized as follows, in thousands:

	2002	2001	2000
Net cash from operating activities	$1,224,850	$ 966,640	$ 733,840
Increase in debt, net	634,410	201,630	702,010
Proceeds from disposition of:			
Businesses	20,920	232,090	—
MascoTech shares	—	—	57,140
Issuance of Company common stock	598,340	—	156,040
Acquisition of companies, net of cash acquired	(735,990)	(589,060)	(588,780)
Capital expenditures	(284,670)	(274,430)	(388,030)
Cash dividends paid	(267,880)	(243,810)	(218,680)
Purchase of Company common stock for:			
Retirement	(166,240)	(66,990)	(219,640)
Long-term incentive stock award plan	(31,260)	(48,340)	(39,810)
Purchases of marketable equity securities, bond funds and other investments, net	(326,940)	(32,360)	(198,020)
Effect of exchange rates	58,540	500	(10,490)
Other, net	30,500	(3,310)	(46,930)
Cash increase (decrease)	$ 754,580	$ 142,560	$ (61,350)

The Company's cash and cash investments increased $754.6 million to $1,066.6 million at December 31, 2002, from $312.0 million at December 31, 2001.

Net cash provided by operations in 2002 of approximately $1.2 billion consisted primarily of net income adjusted for non-cash items, including depreciation and amortization of $220.3 million, a $146.8 million charge, net related to the litigation settlement, $92.4 million after-tax charge related to the cumulative effect of accounting change, net, $24.1 million charge for the impairment of certain investments and other non-cash items. Excluding working capital of acquired companies at the time of acquisition, net working capital increased by approximately $13 million. Days sales in accounts receivable at December 31, 2002 decreased modestly compared to 2001 levels and days sales in inventory decreased to 76 days at December 31, 2002 from 88 days at December 31, 2001, primarily due to the Company's working capital improvement initiatives.

Cash provided by financing activities in 2002 was $767.4 million, and included cash outflows of $267.9 million for cash dividends paid, $166.2 million for the acquisition and retirement of Company common stock in open-market transactions and $31.3 million for the acquisition of Company common stock for the Company's long-term stock incentive award plan. Offsetting these cash outflows were cash inflows of $598.3 million from the issuance of Company common stock and $634.5 million from a net increase in debt.

At December 31, 2002, the Company had remaining authorization to repurchase up to an additional 48.3 million shares of its common stock in open-market transactions or otherwise.

In 2002, the Company issued $300 million of 4.625% notes due 2007; $850 million of 5.875% notes due 2012; and $300 million of 6.5% notes due 2032. Proceeds from these debt issuances, net of issuance costs, aggregated approximately $1.4 billion and were used to retire $803.7 million principally of bank debt and other notes; the remaining proceeds of $634.5 million were used for general corporate purposes and other investing activities.

Cash used for investing activities was approximately $1.3 billion in 2002 and included $736.0 million for 2002 acquisitions (Note B to the consolidated financial statements sets forth additional information regarding the non-cash portion of acquisition costs), $284.7 million for capital expenditures and $326.9 million for the net purchases of marketable equity securities, bond funds and other investments. Cash provided by investing activities in 2002 included $20.9 million of proceeds from the disposition of businesses and $30.5 million from other cash inflows.

The Company continues to invest in automating its manufacturing operations and increasing its productivity, in order to be a more efficient producer and to improve customer service. Capital expenditures for 2002 were $284.7 million, compared with $274.4 million for 2001 and $388.0 million for 2000; for 2003, capital expenditures, excluding those of any potential 2003 acquisitions, are expected to approximate $300 million. Capital expenditure levels in 2000 were increased for additional facilities related to anticipated increased demand for certain existing products as well as for new products. Depreciation and amortization expense for 2002 totaled $220.3 million, compared with $269.5 million for 2001 and $215.9 million for 2000; for 2003, depreciation and amortization expense, excluding any potential 2003 acquisitions, is expected to approximate $245 million. The decrease in depreciation and amortization expense for 2002 results from the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets," whereby the Company is no longer amortizing goodwill and other indefinite-lived intangible assets. Amortization expense totaled $38.7 million, $105.7 million and $70.4 million in 2002, 2001 and 2000, respectively, including goodwill amortization of $93.2 million and $66.2 million in 2001 and 2000, respectively. The increase in non-goodwill amortization expense is due to the amortization of definite-lived intangible assets relating to recent acquisitions.

Costs of environmental responsibilities and compliance with existing environmental laws and regulations have not had, nor in the opinion of the Company are they expected to have, a material effect on the Company's capital expenditures, financial position or results of operations.

The Company believes that its present cash balance and cash flows from operations are sufficient to fund its near-term working capital and other investment needs. The Company believes that its longer-term working capital and other general corporate requirements will be satisfied through cash flows from operations and, to the extent necessary, from bank borrowings, future financial market activities and proceeds from asset sales.

Consolidated Results of Operations

Sales and Operations

Net sales for 2002 were $9.4 billion, representing an increase of 14 percent over 2001. Excluding results from acquisitions and divestitures, net sales increased 8 percent compared with 2001. The increase in net sales in 2002 is principally due to relatively favorable economic and business conditions in certain of the Company's markets, which contributed to higher unit sales volume of certain products, particularly cabinets, architectural coatings, decorative hardware, vinyl windows and faucets.

Net sales for 2001 were $8.3 billion, representing an increase of 15 percent over 2000. Excluding acquisitions and divestitures, net sales were flat in 2001 compared with 2000. The Company continued to experience weak economic and business conditions in its markets in 2001 including a softness in sales of home improvement products in North America and Europe, customer inventory reduction programs, competitive market conditions and pricing pressures and, to a lesser extent, the continued effect of a strong U.S. dollar.

Cost of sales as a percentage of sales for 2002 was 68.5 percent as compared with 70.1 percent for 2001 and 68.3 percent for 2000. The decrease in cost of sales as a percentage of sales for

2002 reflects sales volume increases in all of the Company's business segments as well as the favorable influence of the Company's profit improvement initiatives. The increase in cost of sales as a percentage of sales for 2001 compared with 2000 reflects the under-absorption of fixed overhead costs, in part related to the higher level of capital expenditures in recent years, competitive pricing pressures, plant shutdown costs and asset write-downs, higher energy costs and a less favorable product mix.

Selling, general and administrative expenses before the charge for litigation settlement, net in 2002, and after general corporate expense and excluding amortization of acquired goodwill ($93.2 million and $66.2 million in 2001 and 2000, respectively), as a percent of sales were 16.0 percent in 2002 compared with 16.2 percent in 2001 and 16.1 percent in 2000.

Operating profit margins, before both the charge for litigation settlement, net and the income related to the planned disposition of businesses in 2002, the charge for the planned disposition of businesses in 2000, after general corporate expense and excluding goodwill amortization expense in 2001 and 2000, was 15.5 percent, 13.7 percent and 15.6 percent for 2002, 2001 and 2000, respectively.

Operating profit margins, before both the charge for litigation settlement, net and the income related to the planned disposition of businesses in 2002, the charge for the planned disposition of businesses in 2000, before general corporate expense and excluding goodwill amortization in 2001 and 2000, was 16.6 percent, 14.8 percent and 16.9 percent in 2002, 2001 and 2000, respectively. The Company's operating profit margins decreased in 2001 due principally to the items discussed above and in the "Business Segment and Geographic Area Results" section.

Other Income (Expense), Net

In 2002, the Company recorded a $24.1 million pre-tax, non-cash charge for the write-down of certain investments, including private equity funds and other financial investments.

Other items, net in 2002 include $38.3 million of realized losses, net from the sale of marketable equity securities, dividend income of $17.4 million and $.8 million of expenses, net regarding other investments. In addition, the Company incurred $13.8 million of losses related to interest ratelock transactions entered into in anticipation of the Company issuing fixed rate debt in the third quarter of 2002. Other items, net in 2002 also include realized foreign currency exchange losses of $4.2 million and other miscellaneous expenses.

In 2001, the Company recorded an aggregate $530 million pre-tax, non-cash charge for the write-down of certain investments, including $460 million for the securities of Furnishings International Inc. ("FII") held by the Company and $70 million for an other-than-temporary decline in the fair value of principally technology-related marketable equity securities investments.

Other interest income for 2001 and 2000 includes $28.9 million and $52.4 million, respectively, from the 12% pay-in-kind junior debt securities of FII. In the third quarter of 2001, as a result of the impairment of the Company's investment in FII, the Company discontinued recording interest income from FII.

Other items, net in 2001 include $13.0 million of realized gains, net from the sale of marketable equity securities, dividend income of $7.8 million and $3.9 million of income, net regarding other investments. Other items, net in 2001 also include realized foreign currency exchange losses of $6.5 million and other miscellaneous expenses.

During 2000, the Company recorded a $55 million pre-tax, non-cash charge, including $20 million for the write-down of certain marketable equity securities and other investments and $35 million related to its investment in Emco Limited. During November 2000, the

Company participated in a transaction in which an affiliate of Heartland Industrial Partners L.P. acquired a majority interest in MascoTech, Inc. In exchange for a portion of its ownership in MascoTech, Inc. (subsequently renamed Metaldyne Corporation), the Company received proceeds aggregating $90 million, including cash and preferred stock of $57 million and $33 million, respectively. The Company recognized a $27.9 million pre-tax gain from its participation in this transaction.

Other items, net in 2000 include $1.3 million of realized losses, net from the sale of marketable equity securities, dividend income of $3.3 million and $47.0 million of income, net regarding other investments. Other items, net in 2000 also include realized foreign currency exchange gains of $22.0 million, income from the early retirement of debentures of $19.0 million and other miscellaneous expenses.

Interest expense was $236.9 million, $239.3 million and $191.4 million in 2002, 2001 and 2000, respectively.

Net Income and Earnings Per Common Share

Net income for 2002 was $589.7 million compared with $198.5 million for 2001 and $591.7 million for 2000. Diluted earnings per common share for 2002 were $1.15 compared with $.42 for 2001 and $1.31 for 2000. Net income in 2002 was negatively affected by a $92.3 million after-tax charge for the litigation settlement ($166.0 million pre-tax), net of an insurance recovery ($19.2 million pre-tax) as well as a $92.4 million after-tax ($116.8 million pre-tax) non-cash goodwill impairment charge recognized as a cumulative effect of change in accounting principle in the first half of 2002. Net income for 2001 included a $344 million after-tax ($530 million pre-tax), non-cash charge for the write-down of certain investments. Net income for 2000 was negatively affected by an aggregate $94 million after-tax ($145 million pre-tax), non-cash charge for the planned disposition of businesses and the write-down of certain investments.

The Company's effective tax rate on income before the cumulative effect of accounting change, net was 33.8 percent in 2002 compared with 34.0 percent in 2001 and 33.8 percent in 2000. The decrease in 2002 was due principally to continued lower taxes on foreign earnings. The Company estimates that its effective tax rate should approximate 35 percent for 2003.

Cumulative Effect of Accounting Change

On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. In accordance with SFAS No. 142, the Company is no longer recording amortization expense related to goodwill and other indefinite-lived intangible assets. The Company adopted a new critical accounting policy regarding goodwill and other indefinite-lived intangible assets. See Note A to the consolidated financial statements.

The Company completed the two-step transitional goodwill and other indefinite-lived intangible assets impairment testing in 2002. The first step of the test was to perform an assessment of whether there was an indication that such assets were impaired. To the extent that an indication of impairment existed, the Company performed a second test to measure the amount of the impairment. The Company tested for impairment of its reporting units by comparing fair value of the reporting units to carrying value of the reporting units. Fair value was determined using a discounted cash flow method. This evaluation indicated that other indefinite-lived intangible assets were not impaired, however, goodwill recorded for certain of the Company's reporting units, principally in Europe, was impaired. Certain of the Company's European businesses have been affected by continued weak market and economic conditions. On adoption of SFAS No. 142, a non-cash goodwill impairment charge of $92.4 million, net of income tax credit of $24.4 million, was recognized as a cumulative effect of change in accounting principle, effective January 1, 2002.

Outlook for the Company

Given the unsettled world political situation and related uncertain economic environment, which could result in a possible downturn in housing starts, increased energy costs and a moderation in consumer spending, the Company is cautious about its business prospects for 2003. The Company expects that operating expenses will increase in 2003, particularly for such items as energy, insurance and pension costs. A major new product launch and certain other items and the accelerated vesting of deferred compensation programs due to the recent untimely passing of Masco's President, Raymond F. Kennedy will reduce earnings in the first quarter, seasonally the Company's lowest quarter of the year.

The Company continues to face challenges in the marketplace, including pricing pressures, shifts in distribution, customer consolidations and foreign competition. The Company is committed to improving future performance, and has implemented a number of cost containment, growth and profit improvement initiatives. Additionally, the Company is continuing to review all phases of its operations for potential improvements, and believes that these efforts and contributions from acquisitions should have a positive effect on results for the full year 2003.

Business Segment and Geographic Area Results

The following table sets forth the Company's net sales and operating profit information by business segment and geographic area, dollars in millions.

	2002	2001	2000	Percent Increase (Decrease) 2002 vs. 2001	Percent Increase (Decrease) 2001 vs. 2000	(A) Percent Increase (Decrease) 2002 vs. 2001	(A) Percent Increase (Decrease) 2001 vs. 2000
Net Sales:							
Cabinets and Related Products	$2,798	$2,567	$2,536	9%	1%	10%	(1%)
Plumbing Products	2,031	1,742	1,828	17%	(5%)	11%	(5%)
Installation and Other Services	1,845	1,692	855	9%	98%	3%	10%
Decorative Architectural Products	1,599	1,469	1,359	9%	8%	9%	4%
Other Specialty Products	1,146	814	600	41%	36%	2%	(8%)
Total	$9,419	$8,284	$7,178	14%	15%	8%	0%
North America	$7,956	$7,014	$5,882	13%	19%	9%	1%
International, principally Europe	1,463	1,270	1,296	15%	(2%)	5%	(8%)
Total	$9,419	$8,284	$7,178	14%	15%	8%	0%

	2002	2001(D)	2000(D)	2001(E)	2000(E)
Operating Profit: (B)(C)					
Cabinets and Related Products	$ 379	$ 270	$ 336	$ 255	$ 322
Plumbing Products	334	248	287	241	281
Installation and Other Services	304	287	144	243	122
Decorative Architectural Products	338	282	260	270	249
Other Specialty Products	221	142	98	127	85
Total	$1,576	$1,229	$1,125	$1,136	$1,059
General corporate expense	(98)	(96)	(99)	(96)	(99)
Charge for litigation settlement, net	(147)	–	–	–	–
Total, as reported	$1,331	$1,133	$1,026	$1,040	$ 960
North America	$1,377	$1,078	$ 957	$1,009	$ 914
International, principally Europe	199	151	168	127	145
Total	$1,576	$1,229	$1,125	$1,136	$1,059
General corporate expense	(98)	(96)	(99)	(96)	(99)
Charge for litigation settlement, net	(147)	–	–	–	–
Total, as reported	$1,331	$1,133	$1,026	$1,040	$ 960

	2002	2001(D)	2000(D)	2001(E)	2000(E)
Operating Profit Margin: (B)(C)					
Cabinets and Related Products	13.5%	10.5%	13.2%	9.9%	12.7%
Plumbing Products	16.4%	14.2%	15.7%	13.8%	15.4%
Installation and Other Services	16.5%	17.0%	16.8%	14.4%	14.3%
Decorative Architectural Products	21.1%	19.2%	19.1%	18.4%	18.3%
Other Specialty Products	19.3%	17.4%	16.3%	15.6%	14.2%
North America	17.3%	15.4%	16.3%	14.4%	15.5%
International, principally Europe	13.6%	11.9%	13.0%	10.0%	11.2%
Total	16.7%	14.8%	15.7%	13.7%	14.8%
Operating profit margin, as reported	14.1%	13.7%	14.3%	12.6%	13.4%

(A) Percentage change in sales excluding acquisitions and divestitures.

(B) Before general corporate expense and the charge for the litigation settlement, net.

(C) Included in determining operating profit for 2000 was a $90 million non-cash charge for the planned disposition of certain businesses for the following segments: Cabinets and Related Products – $20 million; Plumbing Products – $40 million; Decorative Architectural Products – $20 million; and Other Specialty Products – $10 million.

(D) Excluding goodwill amortization.

(E) *Including goodwill amortization.*

Business Segment Results Discussion

Changes in net sales in the following Segment and Geographic Area discussion exclude the impact of acquisitions and divestitures. Changes in operating profit margins in the following Segment and Geographic Area discussion exclude goodwill amortization expense and the charge for the litigation settlement, net.

Cabinets and Related Products

Net sales of Cabinets and Related Products increased 10 percent in 2002 compared with 2001 due to increased sales volume of cabinets largely through expansion of North American retail distribution channels at major home centers as well as new product introductions. Net sales of Cabinets and Related Products decreased 1 percent in 2001 compared with 2000 primarily due to competitive pricing pressures to maintain market share in a flat new construction market, a reduction in sales of ready-to-assemble products to a certain customer, reduced renovation and remodeling activity and lost sales to certain retail customers who declared bankruptcy in 2000. This segment was also negatively influenced by a stronger U.S. dollar in 2001 and 2000, which affected the translation of local currencies of European operations included in this segment.

Operating profit margins were 13.5 percent, 10.5 percent and 13.2 percent for the years ended December 31, 2002, 2001 and 2000, respectively. Operating profit margins in 2002 were positively influenced by increased unit sales volume, profit improvement initiatives and the reduction of both plant shutdown costs and other asset write-downs, offset in part by costs related to a discontinued product line. In addition to the influence of pricing pressures, operating profit margins in 2001 were negatively influenced by plant shutdown costs, the underabsorption of fixed costs, higher energy costs, increased bad debt expense and the lower results of European cabinet companies. Operating profit margins in 2001 also include the effect of plant start-up and system implementation costs related to a European cabinet company.

Plumbing Products

Net sales of Plumbing Products increased 11 percent in 2002 compared with 2001 due to the favorable influence of new product introductions, which contributed to higher unit sales volume of faucets to retailers in 2002 as well as increased growth in the wholesale distribution channels. The increase in sales of Plumbing Products in 2002 also includes the influence of inventory reduction programs of certain key customers in the first six months of 2001, which reduced sales in 2001 and favorably influenced the 2002 versus 2001 comparisons. Net sales of Plumbing Products decreased 5 percent in 2001 compared with 2000 due principally to lower unit sales volume related to a weaker economy and customer inventory reduction programs, competitive pricing pressures and, to a lesser extent, a stronger U.S. dollar.

Operating profit margins were 16.4 percent, 14.2 percent and 15.7 percent for the years ended December 31, 2002, 2001 and 2000, respectively. Operating profit margins in 2002 were favorably affected by the leveraging of fixed costs over increased unit sales volume as well as the Company's profit improvement initiatives. Operating profit margins in 2002 also include the favorable effect of a $15.6 million pre-tax gain relating to the reclassification of certain assets to held and used in accordance with SFAS No. 144. Operating profit margins in 2001 were negatively affected by competitive pricing pressures, the lower results of European companies, higher energy costs and product mix, including an increased percentage of lower margin faucet units. Initiatives in 2001 including investments in new product and systems development, and the re-pricing of certain of the Company's faucet units also contributed to the decline in 2001 operating profit margins. Operating profit margins in 2000 were negatively affected by competitive pricing pressures, higher energy costs and the $40 million charge for the planned disposition of businesses.

Installation and Other Services

Net sales of Installation and Other Services increased 3 percent in 2002 compared with 2001 and 10 percent in 2001 compared with 2000. The increase in net sales for this segment in 2002 was principally attributable to increases in sales of non-insulation installed products which offset lower market pricing related to lower insulation material purchase costs. As a result of integration activities related to a significant acquisition in early 2001, geographic market penetration activities at existing operations were not as significant in 2001. Operating profit margins were 16.5 percent, 17.0 percent and 16.8 percent for the years ended December 31, 2002, 2001 and 2000, respectively.

Decorative Architectural Products

Net sales of Decorative Architectural Products increased 9 percent in 2002 compared with 2001 due largely to higher unit sales volume of paints, stains and decorative hardware through North American retail distribution channels. Net sales of Decorative Architectural Products increased 4 percent in 2001 compared with 2000 due to higher unit sales volume of paints and stains, offset in part by a reduction in decorative lock and hardware sales.

Operating profit margins were 21.1 percent, 19.2 percent and 19.1 percent for the years ended December 31, 2002, 2001 and 2000, respectively. The improvement in operating profit margins for this segment reflect the leveraging of fixed costs over higher unit sales volume, the absence of plant start-up and relocation costs that contributed to lower operating margins in 2001 and lower levels of bad debt expense and certain asset write-downs in 2002 compared with 2001.

Other Specialty Products

Net sales of Other Specialty Products increased 2 percent in 2002 compared with 2001, principally due to increased sales of vinyl windows. A weaker U.S. dollar also had a favorable effect on the translation of local currencies of European operations included in this segment. Net sales of Other Specialty Products decreased 8 percent in 2001 compared with 2000 due to continued economic weakness and inventory reduction programs with certain customers. A strong U.S. dollar in 2001 and 2000 had a negative effect on the translation of local currencies of European operations included in this segment.

Operating profit margins were 19.3 percent, 17.4 percent and 16.3 percent for the years ended December 31, 2002, 2001 and 2000, respectively. The improvement in operating profit margins in 2002 was positively influenced by recent acquisitions, which in the aggregate have higher operating profit margins than the segment average, as well as lower levels of bad debt expense and asset write-downs in 2002 compared with 2001. The operating profit margins in 2001 were also negatively affected by the lower results of European operations.

Operating profit margin in 2000 was negatively affected by a $10 million charge for the planned disposition of businesses and by the lower margins of certain European operations included in this segment.

Geographic Area Results Discussion

North America

Net sales from North American operations increased 9 percent in 2002 over 2001, due to increased sales of certain products, including cabinets, architectural coatings, vinyl windows and faucets. North American net sales in 2001 increased 1 percent over 2000. Strength in sales of paints and stains and insulation installation sales in 2001 was almost entirely offset by weakness in sales for many of the Company's other North American product offerings. This weakness included the influence of a softened economy, customer inventory reduction programs, competitive market conditions and pricing pressures.

Operating profit margins were 17.3 percent, 15.4 percent and 16.3 percent for the years ended December 31, 2002, 2001 and 2000, respectively. The improvement in operating profit margins for 2002 principally reflects the leveraging of fixed costs over increased sales volume, product mix and the influence of the Company's profit improvement initiatives. The decline in operating profit margins in 2001 included the effects of the under-absorption of fixed costs, competitive pricing pressures, product mix and higher energy costs. In addition, operating profit margin in 2001 was negatively influenced by plant shutdown charges and asset write-downs as well as by increased bad debt expense. Operating profit margin in 2000 was negatively affected by a $70 million charge for the planned disposition of certain businesses.

International, Principally Europe

Net sales of the Company's International operations increased 5 percent in 2002 compared with 2001 due to the impact of foreign exchange rates. A weaker U.S. dollar had a positive effect on the translation of European results in 2002 compared with 2001, increasing European net sales in 2002 by approximately 5 percent. International operations' net sales decreased 8 percent in 2001 compared with 2000. In 2001, a stronger U.S. dollar had a negative effect on the translation of European results, lowering European net sales by approximately 4 percent in 2001 compared with 2000. Operating profit margins were 13.6 percent, 11.9 percent and 13.0 percent for the years ended December 31, 2002, 2001 and 2000, respectively. Operating profit margins for International operations for 2002 benefited from profit improvement initiatives as well as the positive influence of recent acquisitions, which in the aggregate have higher operating profit margins than the International operations' average. Operating profit margins for 2001 include the effect of plant start-up and system implementation costs. Operating results of certain European operations have been adversely influenced over the past several years, in part due to weakness in the European markets, competitive pricing pressures on certain products and the effect of a higher percentage of lower margin sales to total sales. Operating profit margin in 2000 was negatively affected by a $20 million charge for the planned disposition of certain businesses; excluding such charge, operating profit margin was 14.5 percent in 2000.

OTHER MATTERS

Commitments and Contingencies

Litigation

The Company is subject to lawsuits and pending or asserted claims with respect to matters generally arising in the ordinary course of business. Note S to the consolidated financial statements discusses certain specific claims pending against the Company and its subsidiary, Behr Process Corporation, with respect to several exterior wood coating products previously manufactured by Behr.

Other Commitments

Metaldyne Corporation (formerly MascoTech, Inc.) held an option expiring in October 2003 to require the Company to purchase up to $100 million aggregate amount of subordinated debt securities of Metaldyne. During 2002, Metaldyne canceled this option.

With respect to the Company's investments in private equity funds, the Company, at December 31, 2002, has under certain circumstances, commitments to contribute additional capital to such funds of up to $105 million.

During 2000, approximately 300 of the Company's key employees purchased from the Company 8.4 million shares of Company common stock for cash totaling $156.0 million under an Executive Stock Purchase Program ("Program"). The stock was purchased at $18.50 per share, the approximate market price of the common stock at the time of purchase. Participants in the Program financed their purchases with five-year full recourse personal loans, at a market interest rate, from a bank syndicate. Each participant is fully responsible at all times for repaying their bank loans when they become due and is personally responsible for 100 percent of any loss in the market value of the purchased stock except that in the event of death, if the participant is in a loss position, the participant's estate may transfer the purchased stock to the Company and require the Company to assume responsibility for the loan. The Company has guaranteed repayment of the loans, for which the aggregate amount outstanding was approximately $170 million at December 31, 2002, in the event of a default by a participant. The Company believes that the likelihood of any significant defaults by participants on payment of these loans is remote.

The Company enters into contracts, which include reasonable and customary indemnifications that are standard for the industries in which it operates. Such indemnifications include claims against builders for issues relating to the Company's products and workmanship. In conjunction with divestitures and other transactions, the Company occasionally provides reasonable and customary indemnifications relating to various items including: the enforceability of trademarks; legal and environmental issues; provisions for sales returns; and asset valuations. The Company has never had to pay a material amount related to these indemnifications and evaluates the probability that amounts may be incurred and appropriately records an estimated liability when probable.

Guarantees

On November 25, 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. This new interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. Regarding product warranties, FIN 45 specifies that instead of disclosing the maximum potential amount of future payments, companies should disclose the guarantor's accounting policy and methodology used in determining their liability along with a tabular reconciliation of changes in the guarantor's product warranty liability for the reporting period.

Warranty

Certain of the Company's products and product finishes and services are generally covered by a warranty to be free from defects in material and workmanship for periods ranging from one year to the lifetime, under certain circumstances, of the original purchaser. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or service to repair or replace products in satisfaction of warranty obligations. The Company's estimate of costs to service its warranty obligations is based on historical experience and expected future conditions. To the extent that the Company experiences any changes in warranty claim activity or costs associated with servicing those claims, its warranty liability is adjusted accordingly. See Note S to the consolidated financial statements for the tabular disclosure.

A significant portion of the Company's business is at the consumer retail level through home centers and major retailers. A consumer may return a product to a retail outlet that is a warranty return. However, certain retail outlets do not distinguish between warranty and other types of returns when they claim a return deduction from the Company. The Company's revenue recognition policy takes into account this type of return when recognizing income, and deductions are recorded at the time of sale.

Acquisition-Related Commitments

The Company, as part of recent purchase agreements for certain companies acquired, provides for the payment of additional consideration in either cash or Company common stock, contingent upon whether certain conditions are met, including the operating performance of the acquired businesses and the price of the Company's common stock. Shares that are contingently issuable under these guarantees are included in the calculation of diluted earnings per common share. See Note S to the consolidated financial statements for additional information.

As part of other recent acquisition agreements, the Company has additional consideration payable in cash of approximately $85 million contingent on the operating performance of the acquired businesses.

Recently Issued Accounting Pronouncements

On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," became effective. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial statements.

Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer," became effective for the Company in the first quarter of 2002. EITF No. 01-9 requires that certain expenses, including cooperative advertising expense and other customer-related incentives, be recorded as a reduction of sales unless certain conditions are met. The adoption of EITF No. 01-9 resulted in the reclassification of $74 million and $65 million of cooperative advertising expense from selling expense to a reduction of sales for 2001 and 2000, respectively. This reclassification did not result in a change in net income or earnings per common share.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs from Exit or Disposal Activities," which requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of SFAS No. 146 is effective for all exit or disposal activities subsequent to December 31, 2002, and is not expected to have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to a guarantor's accounting for and disclosure of the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes. FIN 45 also expands the disclosure requirements for guarantees and product warranties. The disclosure provisions of FIN 45 are effective for 2002 (see Note S to the consolidated financial statements); the initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact that the recognition and measurement provisions of FIN 45 will have on its consolidated financial statements.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123," became effective. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to change its method of accounting for stock-based compensation and will implement SFAS No. 123, "Accounting for Stock-Based Compensation," effective January 1, 2003, using the prospective method as defined by SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires that a Company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the Company's consolidated financial statements. The Company believes that FIN 46 will not have a material impact on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

The Company has considered the provisions of Financial Reporting Release No. 48, "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." The Company had no significant holdings of derivative financial or commodity-based instruments at December 31, 2002. A review of the Company's other financial instruments and risk exposures at that date revealed that the Company had exposure to interest rate and foreign currency exchange rate risks. The Company also had market price risk related to its marketable equity securities, bond funds and other investments. At December 31, 2002, the Company performed sensitivity analyses to assess these risks and concluded that the effects of hypothetical changes of 200 basis points in average interest rates, a 10 percent change in foreign currency exchange rates or a 10 percent decline in the market value of the Company's long-term investments would not be expected to materially affect the Company's financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Masco Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Masco Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A of the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
February 21, 2003

MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

at December 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets:		
Cash and cash investments	$ 1,066,570,000	$ 311,990,000
Receivables	1,546,360,000	1,204,210,000
Inventories	1,055,620,000	913,100,000
Prepaid expenses and other	281,220,000	197,620,000
Total current assets	3,949,770,000	2,626,920,000
Securities of Furnishings International Inc.	—	132,550,000
Equity investments	67,810,000	82,290,000
Property and equipment, net	2,315,060,000	2,016,730,000
Goodwill, net	4,297,150,000	3,234,000,000
Other intangible assets, net	353,870,000	309,890,000
Other assets	1,066,770,000	618,790,000
Total Assets	$12,050,430,000	$9,021,170,000

LIABILITIES and SHAREHOLDERS' EQUITY

	2002	2001
Current Liabilities:		
Notes payable	$ 321,180,000	$ 129,860,000
Accounts payable	541,590,000	322,280,000
Accrued liabilities	1,069,680,000	784,420,000
Total current liabilities	1,932,450,000	1,236,560,000
Long-term debt	4,316,470,000	3,627,630,000
Deferred income taxes and other	507,670,000	199,310,000
Total Liabilities	6,756,590,000	5,063,500,000
Commitments and contingencies		
Shareholders' Equity:		
Preferred shares authorized: 1,000,000; issued: 20,000	20,000	20,000
Common shares authorized: 1,400,000,000; issued: 2002 – 488,890,000; 2001 – 459,050,000	488,890,000	459,050,000
Paid-in capital	2,207,080,000	1,380,820,000
Retained earnings	2,783,490,000	2,468,230,000
Accumulated other comprehensive income (loss)	(21,700,000)	(188,290,000)
Less: Restricted stock awards, net	(163,940,000)	(162,160,000)
Total Shareholders' Equity	5,293,840,000	3,957,670,000
Total Liabilities and Shareholders' Equity	$12,050,430,000	$9,021,170,000

See notes to consolidated financial statements.

MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net sales	$9,419,400,000	$8,284,000,000	$7,178,000,000
Cost of sales	6,450,590,000	5,806,800,000	4,903,360,000
Gross profit	2,968,810,000	2,477,200,000	2,274,640,000
Selling, general and administrative expenses	1,506,540,000	1,344,200,000	1,158,420,000
(Income) charge for planned disposition of businesses	(15,630,000)	–	90,000,000
Charge for litigation settlement, net	146,800,000	–	–
Amortization of goodwill	–	93,200,000	66,200,000
Operating profit	1,331,100,000	1,039,800,000	960,020,000
Other income (expense), net:			
MascoTech, Inc.	–	–	45,160,000
Equity earnings	14,230,000	6,160,000	2,220,000
Impairment charge for:			
Securities of Furnishings International Inc.	–	(460,000,000)	–
Investments	(24,050,000)	(70,000,000)	(54,600,000)
Other, net	(53,350,000)	24,070,000	131,980,000
Interest expense	(236,930,000)	(239,330,000)	(191,380,000)
	(300,100,000)	(739,100,000)	(66,620,000)
Income before income taxes and cumulative effect of accounting change, net	1,031,000,000	300,700,000	893,400,000
Income taxes	348,900,000	102,200,000	301,700,000
Income before cumulative effect of accounting change, net	682,100,000	198,500,000	591,700,000
Cumulative effect of accounting change (net of income tax credit of $24,400,000)	(92,400,000)	–	–
Net income	$ 589,700,000	$ 198,500,000	$ 591,700,000
Earnings per common share:			
Basic:			
Income before cumulative effect of accounting change, net	$1.41	$.43	$1.34
Cumulative effect of accounting change, net	(.19)	–	–
Net income	$1.22	$.43	$1.34
Diluted:			
Income before cumulative effect of accounting change, net	$1.33	$.42	$1.31
Cumulative effect of accounting change, net	(.18)	–	–
Net income	$1.15	$.42	$1.31
Supplemental Disclosure:			
Net income as reported		$ 198,500,000	$ 591,700,000
Goodwill amortization, net of tax		78,200,000	55,680,000
Net income as adjusted		$ 276,700,000	$ 647,380,000
Earnings per common share:			
Basic as reported		$.43	$1.34
Goodwill amortization, net of tax		.17	.13
Basic as adjusted		$.60	$1.47
Diluted as reported		$.42	$1.31
Goodwill amortization, net of tax		.16	.12
Diluted as adjusted		$.58	$1.43

See notes to consolidated financial statements.

MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash Flows From (For):			
Operating Activities:			
Net income	$ 589,700,000	$ 198,500,000	$ 591,700,000
Depreciation and amortization	220,300,000	269,490,000	215,900,000
Unremitted equity earnings	(9,560,000)	(1,590,000)	(9,640,000)
Interest on pay-in-kind notes receivable	—	(28,880,000)	(52,400,000)
Deferred income taxes	63,500,000	(94,890,000)	15,260,000
Non-cash charge (income) for:			
Cumulative effect of accounting change, net	92,400,000	—	—
Litigation settlement, net	146,800,000	—	—
Impairment of securities of Furnishings International Inc.	—	460,000,000	—
Impairment of investments	24,050,000	70,000,000	54,600,000
Planned disposition of businesses	(15,630,000)	—	90,000,000
Disposition of marketable securities, net	52,980,000	(16,860,000)	(45,700,000)
Gain from sale of MascoTech shares	—	—	(27,910,000)
Other non-cash items, net	72,830,000	73,500,000	(9,230,000)
Increase in receivables	(98,850,000)	(86,750,000)	(12,090,000)
Decrease (increase) in inventories	10,510,000	47,580,000	(89,810,000)
Increase in accounts payable and accrued liabilities, net	75,820,000	76,540,000	13,160,000
Net cash from operating activities	1,224,850,000	966,640,000	733,840,000
Financing Activities:			
Issuance of notes, net	1,438,160,000	2,050,000,000	—
Increase in principally bank debt	375,180,000	473,700,000	2,811,960,000
Payment of principally bank debt	(1,178,930,000)	(2,234,840,000)	(2,000,360,000)
Retirement of notes	—	(87,230,000)	(109,590,000)
Purchase of Company common stock for:			
Retirement	(166,240,000)	(66,990,000)	(219,640,000)
Long-term stock incentive award plan	(31,260,000)	(48,340,000)	(39,810,000)
Issuance of Company common stock, net	598,340,000	—	156,040,000
Cash dividends paid	(267,880,000)	(243,810,000)	(218,680,000)
Net cash from (for) financing activities	767,370,000	(157,510,000)	379,920,000
Investing Activities:			
Acquisition of companies, net of cash acquired	(735,990,000)	(589,060,000)	(588,780,000)
Capital expenditures	(284,670,000)	(274,430,000)	(388,030,000)
Purchases of marketable securities	(581,980,000)	(424,780,000)	(673,220,000)
Proceeds from disposition of:			
Marketable securities	306,150,000	422,640,000	560,850,000
Businesses	20,920,000	232,090,000	—
MascoTech shares	—	—	57,140,000
Purchases of other investments, net	(51,110,000)	(30,220,000)	(85,650,000)
Other, net	30,500,000	(3,310,000)	(46,930,000)
Net cash for investing activities	(1,296,180,000)	(667,070,000)	(1,164,620,000)
Effect of exchange rates on cash and cash investments	58,540,000	500,000	(10,490,000)
Increase (decrease) for the year	754,580,000	142,560,000	(61,350,000)
Balance at January 1	311,990,000	169,430,000	230,780,000
Balance at December 31	$ 1,066,570,000	$ 311,990,000	$ 169,430,000

See notes to consolidated financial statements.

MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2002, 2001 and 2000

	Total	Preferred Shares ($1 par value)	Common Shares ($1 par value)	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Restricted Stock Awards, Net
Balance, January 1, 2000	$3,018,910,000	$ –	$443,510,000	$ 601,990,000	$2,151,520,000	$ (60,520,000)	$(117,590,000)
Net income	591,700,000				591,700,000		
Cumulative translation adjustments	(68,540,000)					(68,540,000)	
Unrealized loss on marketable securities, net of income tax credit of $23,900,000	(40,690,000)					(40,690,000)	
Total comprehensive income	482,470,000						
Shares issued	261,710,000		13,800,000	247,910,000			
Shares repurchased	(219,640,000)		(12,560,000)	(207,080,000)			
Cash dividends declared	(223,280,000)				(223,280,000)		
Compensatory stock options of pooled companies	(11,700,000)			(11,700,000)			
Restricted stock awards, net	(22,100,000)						(22,100,000)
Balance, December 31, 2000	3,286,370,000	–	444,750,000	631,120,000	2,519,940,000	(169,750,000)	(139,690,000)
Net income	198,500,000				198,500,000		
Cumulative translation adjustments	(46,440,000)					(46,440,000)	
Unrealized gain on marketable securities, net of income tax of $16,400,000	27,900,000					27,900,000	
Total comprehensive income	179,960,000						
Shares issued	831,010,000	20,000	17,420,000	813,570,000			
Shares repurchased	(66,990,000)		(3,120,000)	(63,870,000)			
Cash dividends declared	(250,210,000)				(250,210,000)		
Restricted stock awards, net	(22,470,000)						(22,470,000)
Balance, December 31, 2001	3,957,670,000	20,000	459,050,000	1,380,820,000	2,468,230,000	(188,290,000)	(162,160,000)
Net income	589,700,000				589,700,000		
Cumulative translation adjustments	239,040,000					239,040,000	
Unrealized loss on marketable securities, net of income tax credit of $8,600,000	(14,550,000)					(14,550,000)	
Minimum pension liability, net of income tax credit of $34,000,000	(57,900,000)					(57,900,000)	
Total comprehensive income	756,290,000						
Shares issued	1,022,340,000		38,100,000	984,240,000			
Shares repurchased	(166,240,000)		(8,260,000)	(157,980,000)			
Cash dividends declared	(274,440,000)				(274,440,000)		
Restricted stock awards, net	(1,780,000)						(1,780,000)
Balance, December 31, 2002	$5,293,840,000	$20,000	$488,890,000	$2,207,080,000	$2,783,490,000	$ (21,700,000)	$(163,940,000)

See notes to consolidated financial statements.

A. ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Masco Corporation and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Corporations that are 20 to 50 percent owned are accounted for using the equity method of accounting. Corporations that are less than 20 percent owned are accounted for using the cost method of accounting unless the Company exercises significant influence over the investee.

Use of Estimates and Assumptions in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

Revenue Recognition. The Company recognizes revenue as title to products is transferred to customers or services are rendered, net of applicable provisions for discounts, returns and allowances.

Foreign Currency. The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. The resulting cumulative translation adjustments have been recorded in other comprehensive income. Realized foreign currency transaction gains and losses are included in the consolidated statements of income.

Cash and Cash Investments. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash investments.

Receivables. The Company does significant business with a number of individual customers, including certain home centers. The Company monitors its exposure for credit losses and maintains related allowances for doubtful accounts. At December 31, 2002 and 2001, accounts and notes receivable are presented net of allowances of $69.4 million and $56.2 million, respectively.

Property and Equipment. Property and equipment, including significant betterments to existing facilities, are recorded at cost. Upon retirement or disposal, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income. Maintenance and repair costs are charged against earnings as incurred.

Depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and land improvements, 2 to 10 percent, and machinery and equipment, 5 to 33 percent. Depreciation expense was $184.2 million, $163.8 million and $145.5 million in 2002, 2001 and 2000, respectively.

Goodwill and Other Intangible Assets. On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. In accordance with SFAS No. 142, the Company is no longer recording amortization expense related to goodwill and other indefinite-lived intangible assets. The Company has provided a supplemental disclosure of adjusted net income and basic and diluted earnings per common

A. ACCOUNTING POLICIES — (Continued)

share for the twelve months ended December 31, 2001 and 2000 on the consolidated statements of income to exclude goodwill amortization expense.

The Company completed the transitional goodwill and other indefinite-lived intangible assets impairment testing in 2002 by comparing fair value of the reporting units to carrying value of the reporting units. Fair value was determined using a discounted cash flow method. This evaluation indicated that other indefinite-lived intangible assets were not impaired, however, goodwill recorded for certain of the Company's reporting units, principally in Europe, was impaired. Certain of the Company's European businesses have been affected by continued weak market and economic conditions. On adoption of SFAS No. 142, a non-cash goodwill impairment charge of $92.4 million, net of income tax credit of $24.4 million, was recognized as a cumulative effect of change in accounting principle, effective January 1, 2002. The income tax credit was reduced due to a portion of the impaired goodwill being non-deductible for tax purposes.

The Company completed the annual impairment testing of goodwill and other indefinite-lived intangible assets utilizing a discounted cash flow method in the fourth quarter of 2002. This test indicated that no additional impairment of such assets occurred in 2002. Intangible assets with finite useful lives are amortized over their estimated useful lives.

Stock Options and Awards. The Company has elected to continue to apply, in 2002, the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, the Company's stock options do not constitute compensation expense in the determination of net income in the consolidated statements of income. The following table illustrates the pro forma effect on net income and earnings per common share as if the fair value method were applied to all outstanding and unvested stock options for the years ended December 31, 2002, 2001 and 2000, in thousands, except per common share amounts:

	2002	2001	2000
Net income, as reported	$589,700	$198,500	$591,700
Add:			
Stock-based employee compensation (stock awards) expense included in reported net income, net of related tax effects	20,600	19,700	17,700
Deduct:			
Stock-based employee compensation (stock awards) expense, net of related tax effects	(20,600)	(19,700)	(17,700)
Stock-based employee compensation expense determined under the fair value based method for stock options, net of related tax effects	(16,700)	(17,500)	(14,700)
Pro forma net income	$573,000	$181,000	$577,000
Earnings per common share:			
Basic as reported	$1.22	$.43	$1.34
Basic pro forma	$1.18	$.39	$1.31
Diluted as reported	$1.15	$.42	$1.31
Diluted pro forma	$1.12	$.38	$1.28

A. ACCOUNTING POLICIES — (Concluded)

For SFAS No. 123 calculation purposes, the weighted average grant date fair values of option shares, including restoration options, granted in 2002, 2001 and 2000, were $6.66, $7.94 and $7.16, respectively. The fair values of these options were estimated at the grant dates using a Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate — 3.8%, 5.2% and 6.7%; dividend yield — 2.7%, 2.1% and 1.9%; volatility factor — 37%, 36% and 28%; and expected option life — 6 years, 6 years and 7 years.

The Company has elected to change its method of accounting for stock-based compensation and will implement the accounting prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation" effective January 1, 2003. The Company will use the prospective method, as defined by SFAS No. 148, for determining stock-based compensation expense. This may result in approximately $14 million of additional pre-tax expense in 2003 related to options issued if the same number of options are issued in 2003 as have generally been issued in the past.

Shipping and Handling Costs. The Company classifies shipping and handling costs in cost of sales.

Fair Value of Financial Instruments. The carrying value of financial instruments reported in the consolidated balance sheets for current assets, current liabilities and long-term variable-rate debt approximates fair value. The fair value of financial instruments that are carried as non-current investments (other than those accounted for using the equity method of accounting) is based principally on information from investment fund managers and other assumptions, on quoted market prices for those or similar investments, by estimating the fair value of consideration to be received or by discounting future cash flows using a discount rate that reflects the risk of the underlying investments. The fair value of the Company's long-term fixed-rate debt instruments was based principally on quoted market prices for the same or similar issues or the current rates available to the Company for debt with similar terms and remaining maturities. The aggregate market value of non-current investments and long-term debt at December 31, 2002 was approximately $875 million and $4,572 million, as compared with the aggregate carrying value of $963 million and $4,316 million, respectively, and at December 31, 2001 such aggregate market value was approximately $624 million and $3,579 million, as compared with the aggregate carrying value of $638 million and $3,628 million, respectively.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2002 presentation in the consolidated financial statements.

B. ACQUISITIONS

During 2002, the Company completed the acquisition of several home improvement products and service companies including Brasstech, Inc. and Bristan Ltd. (Plumbing Products segment), Cambrian Windows Ltd., Duraflex Ltd. and Premier Manufacturing Ltd. (Other Specialty Products segment), SCE Unlimited, IDI Group and several relatively small installation service companies (Installation and Other Services segment), and Diversified Cabinet Distributors (Cabinets and Related Products segment). The results of these acquisitions are included in the consolidated financial statements from the respective dates of acquisition. Brasstech, Inc. is a United States (U.S.) company headquartered in California and is a manufacturer of premium price-point plumbing products, including faucets, plumbing specialties and bath accessories. Bristan Ltd. is a provider of kitchen and bath faucets and shower and bath accessories.

B. ACQUISITIONS — (Continued)

Cambrian Windows Ltd. is a fabricator of vinyl window frames and Duraflex Ltd. is an extruder of vinyl frame components for windows, doors and sunrooms. Premier Manufacturing Ltd. is a fabricator of vinyl window and door frames. Bristan Ltd., Cambrian Windows Ltd., Duraflex Ltd. and Premier Manufacturing Ltd. are headquartered in the United Kingdom. SCE Unlimited is an installer of a broad variety of products and is located in the U.S., and IDI Group is an installer of insulation and other building products and is also located in the U.S. Diversified Cabinet Distributors is a distributor and installer of cabinets and countertops and is located in the U.S. These acquisitions provide the Company with opportunities to broaden its product and service offerings. The aggregate net purchase price of these acquisitions was $332 million, including cash of $210 million, 1.7 million shares of Company common stock valued at $45 million (the market value of Company common stock at the date of acquisition) and assumed debt of $77 million.

In the third quarter of 2002, the Company also acquired Service Partners LLC, a distributor and installer of insulation and other building products in the U.S. (Installation and Other Services segment). The aggregate net purchase price was $735 million, including $411 million of cash, 11.6 million shares of Company common stock valued at $320 million (approximately $27.52 per common share, the guaranteed share price) and assumed debt of $4 million. The acquisition of Service Partners allows the Company to accelerate its growth in the Installation and Other Services segment by adding to the Company's strategy of offering value-added services to major customers, particularly homebuilders, and to expand sales of certain of the Company's existing products through Service Partners' distribution network.

The Company also acquired an additional 37 percent of Hansgrohe AG, a German manufacturer of kitchen and bath faucets, hand-held and fixed showerheads, luxury shower systems and steam showers (Plumbing Products segment), resulting in a majority ownership of approximately 64 percent. Accordingly, the assets and liabilities (and the minority interest of 36 percent) of Hansgrohe AG have been included in the Company's consolidated financial statements at December 31, 2002. For the year ended December 31, 2002, the Company recorded equity earnings from Hansgrohe AG; the Company will begin consolidating the majority interest in the operating results of Hansgrohe AG in 2003. The net purchase price for the additional ownership was $112 million including cash of $78 million and 1.6 million shares of Company common stock valued at $34 million, which was the market value at the date of acquisition. At December 31, 2002, Hansgrohe AG had $45 million of bank and other debt.

The aggregate net purchase price of these 2002 acquisitions was approximately $1.2 billion, including cash of $699 million, assumed debt of $81 million and Company common stock valued at $399 million. The excess of the aggregate acquisition costs for these purchase acquisitions over the fair value of identifiable net assets acquired, totaling approximately $1 billion, represents acquired goodwill.

B. ACQUISITIONS — (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed, pertaining to the 2002 acquisitions, at the acquisition dates, in thousands:

	Service Partners	Hansgrohe	Other	Total
Current assets	$107,000	$ 122,000	$ 72,000	$ 301,000
Property and equipment	22,000	116,000	24,000	162,000
Goodwill	673,000	81,000	254,000	1,008,000
Other identifiable intangible assets	4,000	8,000	30,000	42,000
Other assets	5,000	—	—	5,000
Total assets	811,000	327,000	380,000	1,518,000
Current liabilities	(76,000)	(59,000)	(42,000)	(177,000)
Other liabilities	—	(79,000)	(6,000)	(85,000)
Total liabilities	(76,000)	(138,000)	(48,000)	(262,000)
Less: Minority interest and prior equity investment	—	(77,000)	—	(77,000)
Net assets acquired	$735,000	$ 112,000	$332,000	$1,179,000

Of the goodwill and other identifiable intangible assets above, the Company estimates that approximately $270 million will be deductible for income tax purposes. The Company is in the process of obtaining third-party valuations of certain assets; accordingly, certain purchase price allocations are subject to refinement.

The results of these 2002 acquisitions are included in the consolidated financial statements from the respective dates of acquisition. Had these companies been acquired effective January 1, 2001, pro forma unaudited consolidated net sales, income before cumulative effect of accounting change, net income and diluted earnings per common share would have been as follows, in thousands, except per common share amounts:

	Twelve Months Ended December 31	
	2002	2001
Net sales	$10,258,800	$9,402,600
Income before cumulative effect of accounting change, net	$ 728,300	$ 259,000
Net income	$ 635,900	$ 259,000
Diluted earnings per common share	$1.21	$.53

Certain recent purchase agreements provide for the payment of additional consideration in either cash or common stock, contingent upon whether certain conditions are met, including the operating performance of the acquired business and the price of the Company's common stock. Common shares that are contingently issuable at December 31, 2002 have been included in the computation of diluted earnings per common share for 2002. Additional consideration, totaling approximately $40 million (including 765,400 shares of Company common stock valued at approximately $22 million, which was the market value at the date of payment), became payable during 2002 and has been recorded as additional goodwill.

B. ACQUISITIONS — (Concluded)

During 2001, the Company acquired several businesses through purchase acquisitions. The aggregate net purchase price of these acquisitions was $1.7 billion, including cash of $560 million, assumed debt of $312 million and Company capital stock valued at $785 million. The excess of the aggregate costs for these acquisitions over the fair value of identifiable net assets acquired, totaling approximately $1.2 billion, represented acquired goodwill.

In 2000, the Company acquired several businesses through purchase acquisitions. The aggregate net purchase price of these acquisitions was approximately $730 million, including four million shares of Company common stock valued at approximately $90 million and assumed debt. The excess of the aggregate costs for these purchase acquisitions over the fair value of identifiable net assets acquired, totaling approximately $530 million, represented acquired goodwill.

C. PLANNED DISPOSITION OF BUSINESSES

In December 2000, the Company adopted a plan to dispose of several businesses that the Company believed were not core to its long-term growth strategies. Management estimated the expected proceeds from these planned dispositions based on various analyses, including valuations by certain specialists. For certain of these businesses, the related carrying value exceeded expected proceeds. Accordingly, a non-cash, pre-tax charge of $90 million was recorded in December 2000 with adjustments to goodwill of $60 million and other long-lived assets of $30 million.

During 2002, the Company completed the sale of its StarMark Cabinetry, Inc. business for cash proceeds of approximately $15 million, which approximated book value. During 2001, the Company completed the sale of its Inrecon and American Metal Products businesses for cash proceeds of approximately $232 million, which approximated their combined book values. In addition, the Company continues to guarantee the value of 1.6 million shares of Company common stock at a stock price of $40 per share related to the Inrecon transaction (through June 2004). The liability for this guarantee, which approximated $30 million at both December 31, 2002 and 2001, has been recorded in accrued liabilities and is marked to market each reporting period. StarMark was included in the Cabinets and Related Products segment, Inrecon was included in the Installation and Other Services segment and American Metal Products was included in the Other Specialty Products segment. The Company anticipated the remaining dispositions to be substantially completed by the end of 2002. However, due to various factors, including the weakened economic environment and uncertainty in the financial markets, the remaining businesses are no longer held for sale.

In the fourth quarter of 2002, the Company recognized a pre-tax gain of $15.6 million related to certain long-lived assets which were written down in December 2000 as part of the Company's plan for disposition. The gain resulted from an adjustment of the assets to the lower of original carrying value or current market value, principally based on a change in the relationship with a major customer for one of the businesses.

The sales and results of operations of the businesses sold in 2002 and 2001 are included in the Company's results of continuing operations through the date of disposition. These businesses contributed sales of $11 million, $237 million and $301 million in 2002, 2001 and 2000, respectively, and operating (loss) profit of $(.4) million, $13 million and $(8) million in 2002, 2001 and 2000, respectively; the changes in sales and operating (loss) profit include the effect of dispositions completed in 2002 and 2001.

D. SECURITIES OF FURNISHINGS INTERNATIONAL INC.

During 1996, the Company completed the sale of its home furnishings products segment to Furnishings International Inc. ("FII"). Proceeds to the Company from the sale totaled $1,050 million, consisting of cash of $708 million, junior debt securities and equity securities. The Company's aggregate investment in FII at December 31, 2000 was $553.7 million including securities and other short-term advances. During 2001, the Company recorded $28.9 million of interest income from the 12% pay-in-kind junior debt securities of FII and loaned $10 million to FII in the form of an additional pay-in-kind senior note.

The U.S. furniture industry was adversely affected by the ongoing economic weakness in its markets in 2001, by the bankruptcies of a number of major retailers and by increased import competition. In the third quarter of 2001, management of FII advised the Company that it was pursuing the disposition of all of its businesses and that the expected consideration from the sale of such businesses would not be sufficient to pay amounts due to the Company in accordance with the terms of the junior debt securities. Accordingly, the Company reevaluated the carrying value of its securities of FII and, in the third quarter of 2001, recorded a $460 million pre-tax, non-cash charge to write down this investment to approximately $133 million, which represented the approximate fair value of the consideration ultimately expected to be received from FII for the repayment of the indebtedness. During the second quarter of 2002, FII substantially completed the disposition of its operations. Certain non-Masco shareholders of FII contributed their FII shares back to FII resulting in Masco becoming the majority shareholder. Accordingly, the remaining assets and liabilities of FII have been included in the Company's consolidated financial statements. The fair value of the remaining net assets of FII represented proceeds for the Company's investment in securities of Furnishings International Inc. The remaining net assets were primarily comprised of notes receivable and other assets of $75 million, four million shares of Furniture Brands International common stock valued at $121 million (which was the market value at June 28, 2002), net of pension obligations of approximately $75 million and other accrued liabilities of $12 million.

E. INVENTORIES

	(In Thousands) At December 31	
	2002	2001
Finished goods	$ 496,630	$356,360
Raw material	410,040	392,820
Work in process	148,950	163,920
	$1,055,620	$913,100

Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method. Cost in inventory includes purchased parts, materials, direct labor and applied manufacturing overhead.

F. INVESTMENTS

Equity Investments in Affiliates

At December 31, 2002, investments accounted for under the equity method of accounting principally include a 42 percent interest in Emco Limited, a Canadian distributor of plumbing and related products with approximate 2002 sales of $860 million. In December 2002, the

F. INVESTMENTS — (Continued)

Company acquired an additional 37 percent of Hansgrohe AG, a German manufacturer of plumbing-related products, resulting in a majority ownership of approximately 64 percent. Accordingly, the assets and liabilities of Hansgrohe AG have been included in the Company's consolidated financial statements at December 31, 2002. For the year ended December 31, 2002, the Company recorded equity earnings from Hansgrohe AG; the Company will begin consolidating the majority interest in the operating results of Hansgrohe AG in 2003.

The market value of the Company's investment in Emco Limited at December 31, 2002 (which may differ from the amount that could then have been realized upon disposition), based on quoted market prices at that date, was $51 million, as compared with the Company's related carrying value of $66 million (see Note T for additional information). In 2000, the Company recorded a non-cash, pre-tax charge of $35 million for an other-than-temporary decline in the fair value of its investment in Emco Limited. The Company believes that the current difference between its carrying value and the market value of Emco Limited is temporary, and that no further adjustment to the carrying value is necessary at December 31, 2002. The Company's carrying value of its investment in Emco Limited exceeded its equity in the underlying net book value by approximately $21 million at December 31, 2002. This excess has been amortized through December 31, 2001; in accordance with SFAS No. 142, such goodwill is no longer being amortized.

During November 2000, the Company participated in a transaction in which an affiliate of Heartland Industrial Partners L.P. acquired a majority interest in MascoTech, Inc. In exchange for a portion of its ownership in MascoTech, Inc., the Company received proceeds aggregating $90 million, including cash and preferred stock of $57 million and $33 million, respectively. The Company recognized a $27.9 million pre-tax gain from its participation in this transaction, which is included in other income and expense together with $17.3 million of equity earnings for 2000. Subsequent to the transaction, MascoTech, Inc. was renamed Metaldyne Corporation. The Company is accounting for its investment in Metaldyne, which totaled $67.8 million (including unpaid cumulative preferred stock dividends) and $58.9 million at December 31, 2002 and 2001, respectively, under the cost method of accounting and includes the investment in other assets. The Company's common equity ownership in Metaldyne was 6 percent at December 31, 2002.

Financial Investments

The Company maintains investments in marketable equity securities, bond funds and a number of private equity funds principally as part of its tax planning strategies, as any gains enhance the utilization of tax capital loss carryforwards. Included in other long-term assets are the following financial investments, in thousands:

	At December 31	
	2002	2001
Marketable equity securities	$216,400	$106,060
Bond funds	229,930	—
Private equity funds	345,650	321,660
Metaldyne Corporation	67,780	58,950
TriMas Corporation	25,000	—
Other investments	8,890	9,300
Total	$893,650	$495,970

F. INVESTMENTS — (Concluded)

The Company's investments in marketable equity securities and bond funds at December 31, 2002 and 2001 were as follows, in thousands:

	Cost Basis	Pre-tax Unrealized Gains	Pre-tax Unrealized Losses	Recorded Basis
December 31, 2002				
Marketable equity securities	$264,160	$2,210	$(49,970)	$216,400
Bond funds	$225,560	$4,600	$ (230)	$229,930
December 31, 2001				
Marketable equity securities	$126,350	$2,510	$(22,800)	$106,060
Bond funds	—	—	—	—

Investments in marketable equity securities and bond funds are accounted for as available-for-sale. Accordingly, the Company records these investments at fair value, and unrealized gains and losses are recognized, net of tax effect, through shareholders' equity, as a component of other comprehensive income. Realized gains and losses and charges for other-than-temporary impairments are included in determining net income, with related purchase costs based on specific identification. The Company's investments in private equity funds and other investments are carried at cost and are evaluated for impairment at each reporting period or when circumstances indicate an impairment may exist. In the fourth quarter of 2002, the Company recognized an impairment charge of $24.1 million principally related to certain of its investments in private equity funds and other financial investments. At December 31, 2002, the carrying value of the Company's investments in private equity funds exceeded the estimated market value, as determined by the fund managers, by approximately $45 million; however, most funds have lives of 10 years or more and changes in estimated fair value are considered in relation to the investment term.

Income (loss) from financial investments is included in other, net within other income (expense), net, and is summarized as follows, in thousands:

	2002	2001	2000
Realized gains from marketable securities	$ 13,180	$ 45,260	$ 42,670
Realized losses from marketable securities	(51,510)	(32,280)	(43,920)
Dividend income from marketable securities	9,110	3,030	2,930
Termination of interest ratelock	(13,840)	—	—
(Expense) income from other investments, net	(810)	3,880	46,950
Dividend income from other investments	8,320	4,790	410
(Loss) income from financial investments	$(35,550)	$ 24,680	$ 49,040
Impairment charge:			
Marketable equity securities	$ (6,350)	$(70,000)	$(15,000)
Private equity funds	(17,700)	—	(5,000)
Total impairment charge	$(24,050)	$(70,000)	$(20,000)

G. PROPERTY AND EQUIPMENT

	(In Thousands) At December 31	
	2002	2001
Land and improvements	$ 179,960	$ 143,950
Buildings	929,420	817,730
Machinery and equipment	2,351,190	2,068,270
	3,460,570	3,029,950
Less: accumulated depreciation	1,145,510	1,013,220
	$2,315,060	$2,016,730

H. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2002, by segment, are as follows, in thousands:

	Balance December 31, 2001	Additions (A)	Pre-tax Impairment Loss	Other (B)	Balance December 31, 2002
Cabinets and Related Products	$ 520,220	$ 26,440	$ (18,800)	$ 57,870	$ 585,730
Plumbing Products	208,770	203,610	(7,500)	30,160	435,040
Installation and Other Services	957,920	735,250	—	—	1,693,170
Decorative Architectural Products	454,240	4,800	(31,200)	60	427,900
Other Specialty Products	1,092,850	85,000	(59,300)	36,760	1,155,310
Total	$3,234,000	$1,055,100	$(116,800)	$124,850	$4,297,150

(A) Additions to the carrying amount of goodwill include acquisitions and other purchase price adjustments. In 2002, additions principally include acquisitions of approximately $1 billion, the recording of approximately $40 million of additional consideration for prior years' acquisitions and other adjustments related to the finalization of certain purchase price allocations.

(B) Other changes to the carrying amount of goodwill principally include foreign currency translation adjustments.

Other indefinite-lived intangible assets of $251.1 million at December 31, 2002 primarily include registered trademarks. The carrying value of the Company's definite-lived intangible assets is $102.8 million at December 31, 2002 (net of accumulated amortization of $55.6 million) and principally includes customer relationships and non-compete agreements, with a weighted average amortization period of 10 years. Amortization expense related to the definite-lived intangible assets was $25.6 million in 2002.

At December 31, 2002, amortization expense related to the definite-lived intangible assets during each of the next five years were approximately as follows: 2003 — $18.6 million; 2004 — $16.9 million; 2005 — $12.4 million; 2006 — $8.8 million; and 2007 — $6.7 million.

I. ACCRUED LIABILITIES

The Company's accrued liabilities were primarily comprised as follows, in thousands:

	At December 31	
	2002	2001
Salaries, wages and commissions	$ 166,850	$149,860
Litigation settlement	145,730	3,000
Advertising and sales promotion	133,300	144,780
Insurance	128,160	99,080
Employee retirement plans	93,180	78,320
Interest	82,530	45,550
Dividends payable	70,780	64,220
Property, payroll and other taxes	39,200	35,910
Contingent acquisition payments	37,160	36,490
Income taxes	4,300	2,830
Other	168,490	124,380
	$1,069,680	$784,420

J. LONG-TERM DEBT

	(In Thousands) At December 31	
	2002	2001
Notes and debentures:		
6.125%, due Sept. 15, 2003	$ 200,000	$ 200,000
6%, due May 3, 2004	500,000	500,000
6.75%, due Mar. 15, 2006	800,000	800,000
4.625%, due Aug. 15, 2007	300,000	—
5.75%, due Oct. 15, 2008	100,000	100,000
5.875%, due July 15, 2012	850,000	—
7.125%, due Aug. 15, 2013	200,000	200,000
6.625%, due Apr. 15, 2018	114,040	114,040
7.75%, due Aug. 1, 2029	296,000	296,000
6.5%, due Aug. 15, 2032	300,000	—
Zero Coupon Convertible Senior Notes due 2031	773,550	760,540
Notes payable to banks:		
Syndicated in the United States	—	191,390
Syndicated in Europe	—	369,660
Other	204,060	225,860
	4,637,650	3,757,490
Less: current portion	321,180	129,860
	$4,316,470	$3,627,630

All of the notes and debentures above are senior indebtedness and, other than bank notes and Zero Coupon Convertible Senior Notes, are nonredeemable.

On June 24, 2002, the Company issued $500 million of 5.875% notes due 2012, resulting in net proceeds of $490.8 million. On August 20, 2002, the Company issued $300 million of 4.625% notes due 2007, resulting in net proceeds of $296.7 million. On August 20, 2002, the Company

J. LONG-TERM DEBT — (Continued)

also issued $300 million of 6.5% notes due 2032, resulting in net proceeds of $294.6 million. These proceeds are net of aggregate debt issuance costs of $17.9 million, which are being amortized as the related notes mature. On October 16, 2002, the Company issued $350 million of 5.875% notes due 2012, resulting in net proceeds of $356.1 million, including a premium of $8.3 million and debt issuance costs of $2.3 million, which are being amortized through 2012. The Company used the proceeds from the debt issuances to reduce bank indebtedness and for other general corporate purposes, including investments in marketable equity securities, bond funds, private equity funds and other investments.

In July 2001, the Company issued Zero Coupon Convertible Senior Notes due 2031 ("Notes"), resulting in gross proceeds of approximately $750 million. If the Notes were outstanding in July 2031, the accreted value would be $1.9 billion. The issue price per Note was $394.45 per $1,000 principal amount which represents a yield to maturity of 3⅛% compounded semi-annually. The Company will not pay cash interest on the Notes prior to maturity except in certain circumstances, including possible contingent interest payments that are not expected to be material. Holders of the Notes in the aggregate can convert the Notes into approximately 24 million shares of Company common stock if the average price of Company common stock for a period of 20 trading days exceeds 119⅔%, declining by 1/3% each year thereafter, of the accreted value of a Note ($413 per $1,000 principal amount at maturity as of December 31, 2002) divided by the conversion rate of 12.7243 shares for each $1,000 principal amount at maturity of the Note or $38.82 per common share at December 31, 2002. The Notes also become convertible if the Company's credit rating is reduced to below investment grade, or if certain actions are taken by the Company.

Holders of the Notes had the option to require the Company to repurchase their Notes on July 20, 2002; holders can also require that the Notes be repurchased by the Company on January 20, 2005 and 2007; July 20, 2011; and every 5 years thereafter. The Company at its option can satisfy any such repurchase with Company common stock or cash. The Company has the ability to refinance any such repurchase with other long-term debt.

Before July 20, 2002, the Company could not redeem the Notes. From July 20, 2002 to January 25, 2007, the Company may redeem all, but not part, of the Notes at their accreted value subject to the Company's stock price achieving the conversion price as noted above. The Company may, at any time on or after January 25, 2007, redeem all or part of the Notes at their accreted value.

In 2002, the Company amended the terms of the Notes to permit an additional date, April 20, 2004, on which holders, at their option, can cause the Company to repurchase the Notes, at the then accreted value of $429.57 per Note, payable by the Company in cash on April 26, 2004. Under the original terms of the Notes, holders of $26.4 million of Notes required the Company to repurchase, for $10.7 million cash, the accreted value of such Notes in July 2002.

Debt issuance costs related to the Notes totaled $15.3 million and were amortized using the straight-line method through July 20, 2002.

At December 31, 2002, debt agreements with banks syndicated in the United States relate to a $1.25 billion Amended and Restated 5-year Revolving Credit Agreement with a group of banks due and payable in November 2005 and a $750 million 364-day Revolving Credit Agreement that expires in November 2003. These agreements allow for borrowings denominated in U.S. dollars or European euros. There were no borrowings under either agreement at December 31, 2002. Interest is payable on borrowings under these agreements based on various floating rate options

J. LONG-TERM DEBT — (Concluded)

as selected by the Company (approximately 2.4 percent and 4.8 percent for the year ended December 31, 2002 and 2001, respectively).

In 2001, the Company also had notes payable to banks syndicated in Europe that related to borrowings principally for European acquisitions and expansion. At December 31, 2001, approximately $181 million of European bank debt related to a term loan facility expiring in July 2002, and approximately $189 million represented borrowings under lines of credit primarily expiring in 2003. During 2002, these borrowings were repaid and the European credit facilities were terminated at the Company's request.

Certain debt agreements contain limitations on additional borrowings; at December 31, 2002, the Company had additional borrowing capacity of up to $1.8 billion. Certain debt agreements also contain a requirement for maintaining a certain level of net worth; at December 31, 2002, the Company's net worth exceeded such requirement by approximately $1.6 billion.

At December 31, 2002, the maturities of long-term debt during each of the next five years were approximately as follows: 2003 — $321.2 million; 2004 — $527.3 million; 2005 — $17.9 million; 2006 — $812.5 million; and 2007 — $307.2 million.

In December 2002, the Company replenished the amount of debt and equity securities issuable under its unallocated shelf registration statement with the Securities and Exchange Commission pursuant to which the Company is able to issue up to a combined $2 billion of debt and equity securities. In addition, the Company increased its shelf registration related to common stock that can be issued in connection with acquisitions to 50 million shares.

Interest paid was approximately $204 million, $246 million and $203 million in 2002, 2001 and 2000, respectively.

K. SHAREHOLDERS' EQUITY

In May 2002, the Company sold 22 million shares of Company common stock in a public offering, resulting in proceeds to the Company of $598.3 million (net of issuance costs of $14.4 million).

During 2000, approximately 300 of the Company's key employees purchased from the Company 8.4 million shares of Company common stock for cash totaling $156.0 million under an Executive Stock Purchase Program. The stock was purchased at $18.50 per share, the approximate market price of the common stock at the time of purchase.

In December 2002, the Company's Board of Directors authorized the repurchase of up to 50 million shares of its common stock in open-market transactions or otherwise, replacing a previous Board of Directors authorization established in 2000. At December 31, 2002, the Company had remaining authorization to repurchase up to 48.3 million shares of its common stock in open-market transactions or otherwise. Approximately 8.3 million, 3.1 million and 12.6 million common shares were repurchased and retired in 2002, 2001 and 2000, respectively, at a cost aggregating approximately $166 million, $67 million and $220 million in 2002, 2001 and 2000, respectively.

On the basis of amounts paid (declared), cash dividends per common share were $.54½ ($.55) in 2002, $.52½ ($.53) in 2001 and $.49 ($.50) in 2000, respectively.

In 1995, the Company's Board of Directors announced the approval of a Shareholder Rights Plan. The Rights were designed to enhance the Board's ability to protect the Company's

K. SHAREHOLDERS' EQUITY — (Concluded)

shareholders against, among other things, unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the shareholders. The Rights were issued to shareholders of record in December 1995 and will expire in December 2005.

Accumulated Other Comprehensive Income (Loss)

The Company's total comprehensive income (loss) was as follows, in thousands:

	Twelve Months Ended December 31	
	2002	2001
Net income	$589,700	$198,500
Other comprehensive income:		
Cumulative translation adjustments	239,040	(46,440)
Unrealized (loss) gain on marketable securities, net of income tax effect	(14,550)	27,900
Minimum pension liability, net of income tax credit	(57,900)	—
Total comprehensive income	$756,290	$179,960

The unrealized (loss) gain on marketable equity securities and bond funds is net of income tax (credit) of $(8.6) million and $16.4 million for the years ended December 31, 2002 and 2001, respectively.

The components of accumulated other comprehensive income (loss) were as follows, in thousands:

	At December 31	
	2002	2001
Unrealized loss on marketable securities	$(27,340)	$ (12,790)
Minimum pension liability	(57,900)	—
Cumulative translation adjustments	63,540	(175,500)
Accumulated other comprehensive income	$(21,700)	$(188,290)

Unrealized loss on marketable equity securities and bond funds is reported net of income tax credit of $16.1 million and $7.5 million at December 31, 2002 and 2001, respectively.

The minimum pension liability is reported net of income tax credit of $34.0 million at December 31, 2002.

Realized losses on marketable securities of $29.6 million and $35.9 million, net of income tax credit, for 2002 and 2001, respectively, were included in determining net income and were reclassified from accumulated other comprehensive income.

L. STOCK OPTIONS AND AWARDS

The Company's 1991 Long Term Stock Incentive Plan (the "Plan") provides for the issuance of stock-based incentives in various forms. At December 31, 2002, outstanding stock-based incentives were primarily in the form of restricted long-term stock awards, stock appreciation rights, phantom stock awards and stock options. Additionally, the Company's 1997

L. STOCK OPTIONS AND AWARDS — (Continued)

Non-Employee Directors Stock Plan (the "1997 Plan") provides for the payment of compensation to non-employee Directors partially in Company common stock.

Restricted Long-Term Stock Awards

The Company granted long-term stock awards, net of cancellations, for 1,315,000 shares, 2,582,000 shares and 2,662,000 shares of Company common stock during 2002, 2001 and 2000, respectively, to key employees and non-employee Directors of the Company. These long-term stock awards do not cause net share dilution inasmuch as the Company reacquires an equal number of shares on the open market. The weighted average grant date fair value per share of long-term stock awards granted during 2002, 2001 and 2000 was $23, $23 and $20, respectively. Compensation expense for the annual vesting of long-term stock awards was $29 million, $26 million and $22 million in 2002, 2001 and 2000, respectively. The unvested stock awards, aggregating approximately $164 million and $162 million at December 31, 2002 and 2001, respectively, are included in shareholders' equity and are being expensed over the respective vesting periods, principally 10 years.

Stock Appreciation Rights and Phantom Stock Awards

In 2002 and 2000, the Company issued stock appreciation rights ("SARs") to foreign employees with cash compensation linked to the value of 332,000 shares (2002) and 724,000 shares (2000) of Company common stock. The Company also issued phantom stock awards linked to the value of 25,700, 64,600 and 26,900 shares of Company common stock for the years ended December 31, 2002, 2001 and 2000, respectively. Compensation expense related to SARs and phantom stock awards for 2002, 2001 and 2000 was $3.1 million, $5.3 million and $5.7 million, respectively.

Stock Options

Fixed stock options are granted to key employees and non-employee Directors of the Company and generally have a maximum term of 10 years. The exercise price equals the market price of Company common stock on the date of grant. These options generally become exercisable in installments beginning in the third year and extending through the eighth year after grant, beginning in the second year and extending through the sixth year after grant, or beginning in the first year and extending through the fifth year after grant.

During 2002, the Company granted stock options for 4,980,600 shares of Company common stock and restoration stock options for 1,051,400 shares with grant date exercise prices ranging from $20 to $29 (the market prices on the grant dates). During 2001, the Company granted stock options for 3,251,000 shares of Company common stock and restoration stock options for 717,600 shares with grant date exercise prices ranging from $21 to $26 (the market prices on the grant dates). During 2000, the Company granted stock options for 9,696,000 shares of Company common stock and restoration stock options for 102,000 shares with grant date exercise prices ranging from $19 to $24 (the market prices on the grant dates). The Company also granted stock options for 48,000 shares, 128,000 shares and 320,000 shares of Company common stock in 2002, 2001 and 2000, respectively, to non-employee Directors of the Company with exercise prices of $27, $22 and $21, respectively (the market prices on the grant dates).

L. STOCK OPTIONS AND AWARDS — (Concluded)

A summary of the status of the Company's fixed stock options for the three years ended December 31, 2002 is presented below, shares in thousands:

	2002	2001	2000
Option shares outstanding, January 1	21,909	22,193	12,636
Weighted average exercise price	$21	$19	$20
Option shares granted, including restoration options	6,080	4,097	10,118
Weighted average exercise price	$21	$22	$18
Option shares exercised	2,117	3,476	536
Weighted average exercise price	$19	$12	$11
Option shares canceled	358	905	25
Weighted average exercise price	$20	$25	$20
Option shares outstanding, December 31	25,514	21,909	22,193
Weighted average exercise price	$21	$21	$19
Weighted average remaining option term (in years)	7	7	8
Option shares exercisable, December 31	8,746	6,077	7,137
Weighted average exercise price	$23	$23	$19

The following table summarizes information for option shares outstanding and exercisable at December 31, 2002, shares in thousands:

Option Shares Outstanding				Option Shares Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Option Term	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$14-16	2,161	3 Years	$16	745	$16
18-22	19,428	7 Years	20	4,233	20
23-27	1,197	10 Years	25	1,079	25
28-31	2,728	4 Years	29	2,689	29
$14-31	25,514	7 Years	$21	8,746	$23

At December 31, 2002, a total of 12,499,000 shares and 565,000 shares of Company common stock were available under the Plan and the 1997 Plan, respectively, for the granting of stock options or restricted long-term stock awards.

M. EMPLOYEE RETIREMENT PLANS

The Company sponsors defined-benefit and defined-contribution pension plans for most of its employees. In addition, substantially all salaried employees participate in non-contributory profit-sharing plans, to which payments are determined annually by the Compensation Committee of the Board of Directors. Aggregate charges to earnings under the Company's pension, retirement and profit-sharing plans were $73.7 million in 2002, $63.8 million in 2001 and $53.7 million in 2000.

M. EMPLOYEE RETIREMENT PLANS — (Continued)

Net periodic pension cost for the Company's qualified defined-benefit pension plans includes the following components, in thousands:

	2002	2001	2000
Service cost	$ 9,520	$ 9,300	$ 8,850
Interest cost	19,110	14,510	13,390
Expected return on plan assets	(16,640)	(12,800)	(11,350)
Amortization of transition asset	(340)	(640)	(640)
Amortization of prior-service cost	530	500	440
Amortization of net loss	2,220	1,340	1,250
Net periodic pension cost	$ 14,400	$ 12,210	$ 11,940

The following table provides a reconciliation of changes in the projected benefit obligation, fair value of plan assets and funded status of the Company's domestic qualified defined-benefit pension plans at December 31, in thousands:

	2002	2001
Changes in projected benefit obligation:		
Projected benefit obligation at January 1	$ 204,160	$181,240
Service cost	9,100	8,820
Interest cost	15,550	14,590
Plan amendments	(140)	1,190
Actuarial loss	24,180	6,120
Business combinations/divestitures	212,000	—
Benefit payments	(9,320)	(7,800)
Projected benefit obligation at December 31	$ 455,530	$204,160
Changes in fair value of plan assets:		
Fair value of plan assets at January 1	$ 145,630	$132,310
Actual return on plan assets	(15,400)	1,620
Business combinations/divestitures	129,370	—
Company contributions	23,410	20,000
Benefit payments	(9,310)	(7,800)
Expenses/other	(510)	(500)
Fair value of plan assets at December 31	$ 273,190	$145,630
(Includes approximately 629,000 shares of Company common stock valued at $13.2 million and $15.5 million at December 31, 2002 and 2001, respectively)		
Funded status of qualified defined-benefit pension plans:		
Plan assets (less than) projected benefit obligation at December 31	$(182,340)	$ (58,530)
Unamortized transition asset, net	(230)	(570)
Unamortized prior-service cost	4,910	5,930
Unamortized net loss	126,740	58,220
Net (liability) asset recognized	$ (50,920)	$ 5,050

M. EMPLOYEE RETIREMENT PLANS — (Concluded)

The major assumptions used in accounting for the Company's domestic pension plans are as follows:

	2002	2001	2000
Discount rate for obligations	6.75%	7.5%	7.75%
Expected return on plan assets	8.5 %	9.0%	9.0 %
Rate of compensation increase	4.5 %	4.5%	4.5 %

The Company also sponsors qualified defined-benefit pension plans for certain of its foreign employees. Net periodic pension cost for these plans was approximately $2 million in 2002. The projected benefit obligation and fair value of plan assets was approximately $59 million and $37 million at December 31, 2002 and $50 million and $42 million at December 31, 2001, respectively. The projected benefit obligation exceeded the plan assets by approximately $22 million at December 31, 2002 and a net liability of approximately $1 million was recognized. Certain comparative information for the prior periods is not included within this report as it is considered immaterial and obtaining such information was impractical.

In addition to the Company's qualified defined-benefit pension and retirement plans, the Company has non-qualified unfunded supplemental pension plans covering certain employees, which provide for benefits in addition to those provided by the qualified pension plans. The actuarial present value of accumulated benefit obligations and projected benefit obligations related to these non-qualified plans totaled $73.9 million and $81.8 million at December 31, 2002 and $57.2 million and $64.6 million at December 31, 2001, respectively. Net periodic pension cost for these plans was $10.1 million, $9.4 million and $8.2 million in 2002, 2001 and 2000, respectively.

The Company sponsors certain post-retirement benefit plans that provide medical, dental and life insurance coverage for eligible retirees and dependents in the United States based on age and length of service. The aggregate present value of the unfunded accumulated post-retirement benefit obligation approximated $5 million and $3.6 million at December 31, 2002 and 2001, respectively.

N. SEGMENT INFORMATION

The Company's reportable segments were as follows:

Cabinets and Related Products — principally includes assembled and ready-to-assemble kitchen and bath cabinets; home office workstations; entertainment centers; storage products; bookcases; and kitchen utility products.

Plumbing Products — principally includes faucets; plumbing fittings and valves; bathtubs and shower enclosures; and spas.

Installation and Other Services — principally includes the sale, installation and distribution of insulation and other building products.

Decorative Architectural Products — principally includes paints and stains; mechanical and electronic lock sets; and door, window and other hardware.

Other Specialty Products — principally includes windows, window frame components and patio doors; staple gun tackers, staples and other fastening tools; hydronic radiators and heat convectors; pumps; and venting and ventilation systems.

The above products and services are sold and provided to the home improvement and home construction markets through mass merchandisers, hardware stores, home centers, distributors and other outlets for consumers and contractors.

The Company's operations are principally located in North America and Europe. The Company's country of domicile is the United States of America.

Corporate assets consist primarily of real property, equipment, cash and cash investments and other investments.

The Company's segments are based on similarities in products and services and represent the aggregation of operating units for which financial information is regularly evaluated by the Company's corporate operating executives in determining resource allocation and assessing performance and is periodically reviewed by the Board of Directors. Accounting policies for the segments are the same as those for the Company. The Company primarily evaluates performance based on operating profit and, other than general corporate expense, allocates specific corporate overhead to each segment. The 2002 Behr litigation charge, net has also been excluded from the evaluation of segment operating profit.

N. SEGMENT INFORMATION — (Continued)

The following table presents information about the Company by segment and geographic area, in thousands:

	Net Sales (1) (2) (3) (4)			Operating Profit (9) (10)			Assets at December 31 (5)		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
The Company's operations by segment are:									
Cabinets and Related Products	$2,798,000	$2,567,000	$2,536,000	$ 379,000	$ 255,000	$ 322,000	$ 2,123,000	$1,984,000	$1,942,000
Plumbing Products	2,031,000	1,742,000	1,828,000	334,000	241,000	281,000	1,743,000	1,238,000	1,270,000
Installation and Other Services	1,845,000	1,692,000	855,000	304,000	243,000	122,000	2,314,000	1,400,000	872,000
Decorative Architectural Products	1,599,000	1,469,000	1,359,000	338,000	270,000	249,000	1,311,000	1,247,000	1,200,000
Other Specialty Products	1,146,000	814,000	600,000	221,000	127,000	85,000	2,085,000	1,901,000	938,000
Total	$9,419,000	$8,284,000	$7,178,000	$1,576,000	$1,136,000	$1,059,000	$ 9,576,000	$7,770,000	$6,222,000
The Company's operations by geographic area are:									
North America	$7,956,000	$7,014,000	$5,882,000	$1,377,000	$1,009,000	$ 914,000	$ 6,995,000	$5,886,000	$4,424,000
International, principally Europe	1,463,000	1,270,000	1,296,000	199,000	127,000	145,000	2,581,000	1,884,000	1,798,000
Total, as above	$9,419,000	$8,284,000	$7,178,000	1,576,000	1,136,000	1,059,000	9,576,000	7,770,000	6,222,000
General corporate expense, net (6)				(98,000)	(96,000)	(99,000)			
Charge for litigation settlement, net (7)				(147,000)	—	—			
Operating profit, after general corporate expense and charge for litigation settlement, net				1,331,000	1,040,000	960,000			
Other income (expense), net				(300,000)	(739,000)	(66,000)			
Income before income taxes and cumulative effect of accounting change, net (8) (11)				$1,031,000	$ 301,000	$ 894,000			
Equity investments in affiliates							68,000	82,000	87,000
Securities of Furnishings International Inc.							—	133,000	534,000
Corporate assets							2,406,000	1,036,000	761,000
Total assets							$12,050,000	$9,021,000	$7,604,000

	Property Additions			Depreciation and Amortization		
	2002	2001	2000	2002	2001	2000
The Company's operations by segment are:						
Cabinets and Related Products	$ 69,000	$ 93,000	$ 218,000	$ 59,000	$ 71,000	$ 64,000
Plumbing Products	175,000	55,000	79,000	45,000	48,000	46,000
Installation and Other Services	66,000	66,000	46,000	27,000	61,000	33,000
Decorative Architectural Products	46,000	62,000	103,000	31,000	34,000	29,000
Other Specialty Products	74,000	92,000	30,000	34,000	33,000	30,000
	430,000	368,000	476,000	196,000	247,000	202,000
Unallocated amounts principally related to corporate assets	17,000	4,000	17,000	24,000	22,000	14,000
Assets of purchase acquisitions	(162,000)	(98,000)	(105,000)	—	—	—
Total	$ 285,000	$274,000	$ 388,000	$220,000	$269,000	$216,000

N. SEGMENT INFORMATION — (Concluded)

(1) Included in net sales in 2002, 2001 and 2000 were export sales from the U.S. of $161 million, $159 million and $162 million, respectively.

(2) Intra-company sales between segments represented less than one percent of consolidated net sales in 2002, 2001 and 2000.

(3) Includes net sales to one customer in 2002, 2001 and 2000 of $2,329 million, $2,093 million and $1,866 million, respectively. Such net sales were included in the following segments: Cabinets and Related Products, Plumbing Products, Decorative Architectural Products and Other Specialty Products.

(4) Net sales from the Company's operations in the U.S. were $7,707 million, $6,844 million and $5,740 million in 2002, 2001 and 2000, respectively.

(5) Long-lived assets of the Company's operations in the U.S. and Europe were $4,875 million and $1,848 million, $3,999 million and $1,335 million and $2,626 million and $1,246 million at December 31, 2002, 2001 and 2000, respectively.

(6) General corporate expense includes those expenses not specifically attributable to the Company's business segments.

(7) The charge for litigation settlement relates to litigation discussed in Note S regarding the Company's subsidiary, Behr Process Corporation, which is included in the Decorative Architectural Products segment.

(8) Income before income taxes and cumulative effect of accounting change, net and net income pertaining to non-U.S. operations were $178 million and $132 million, $99 million and $66 million and $108 million and $67 million for 2002, 2001 and 2000, respectively.

(9) Included in operating profit for 2000 was a $90 million non-cash charge for the planned disposition of businesses for the following segments: Cabinets and Related Products — $20 million, Plumbing Products — $40 million, Decorative Architectural Products — $20 million and Other Specialty Products — $10 million. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as a result of reclassifying certain businesses to held and used, the Company recognized a pre-tax gain in 2002 of $15.6 million related to certain long-lived assets in the Plumbing Products segment, which were previously written down in December 2000 as part of the plan for disposition.

(10) Operating profit excluding goodwill amortization expense for 2001 and 2000, respectively, was as follows: Cabinets and Related Products — $270 million and $336 million, Plumbing Products — $248 million and $287 million, Installation and Other Services — $287 million and $144 million, Decorative Architectural Products — $282 million and $260 million and Other Specialty Products — $142 million and $98 million.

(11) Effective January 1, 2002, the Company recognized a non-cash goodwill impairment charge as a cumulative effect of an accounting change in accordance with the implementation of SFAS No. 142. The pre-tax impairment charge is allocated as follows: Cabinets and Related Products — $18.8 million, Plumbing Products — $7.5 million, Decorative Architectural Products — $31.2 million and Other Specialty Products — $59.3 million.

O. OTHER INCOME (EXPENSE), NET

In 2002, the Company recorded a $24.1 million pre-tax, non-cash charge for the write-down of certain investments, including private equity funds and other financial investments. In 2001, the Company recorded an aggregate $530 million pre-tax, non-cash charge for the write-down of certain investments, including $460 million for the securities of Furnishings International Inc. ("FII") held by the Company and $70 million for an other-than-temporary decline in the fair value of principally technology-related marketable equity securities investments. During 2000, the Company recorded a $55 million pre-tax, non-cash charge, including $20 million for the write-down of certain marketable equity securities and other investments and $35 million related to its investment in Emco Limited.

Other, net, which is included in other income (expense), net, included the following, in thousands:

	2002	2001	2000
Income from cash and cash investments	$ 7,930	$ 5,510	$ 4,920
Other interest income	6,090	35,670	60,450
(Loss) income from financial investments, net	(35,550)	24,680	49,040
Other items, net	(31,820)	(41,790)	17,570
Total other, net	$(53,350)	$ 24,070	$131,980

Other interest income for 2001 and 2000 includes $28.9 million and $52.4 million, respectively, from the 12% pay-in-kind junior debt securities of FII. In the third quarter of 2001, as a result of the impairment of the Company's investment in FII, the Company discontinued recording interest income from FII.

Other items, net in 2002 and 2001 also include realized foreign currency exchange losses of $4.2 million and $6.5 million, respectively, as well as other miscellaneous expenses.

Other items, net in 2000 also include realized foreign currency exchange gains of $22.0 million, income from the early retirement of debentures of $19.0 million and other miscellaneous expenses.

P. INCOME TAXES

			(In Thousands)
	2002	2001	2000
Income before income taxes and cumulative effect of accounting change, net:			
U.S.	$ 853,440	$202,000	$785,670
Foreign	177,560	98,700	107,730
	$1,031,000	$300,700	$893,400
Provision for income taxes on income before cumulative effect of accounting change, net:			
Currently payable:			
U.S. Federal	$ 227,600	$147,420	$217,040
State and local	30,500	18,400	28,100
Foreign	27,300	31,270	41,300
Deferred:			
U.S. Federal	44,900	(96,520)	16,160
Foreign	18,600	1,630	(900)
	$ 348,900	$102,200	$301,700
Deferred tax assets at December 31:			
Inventories	$ 23,980	$ 21,590	
Accrued liabilities	152,410	61,990	
Long-term liabilities	69,780	9,790	
Capital loss carryforward	108,940	—	
Principally non-operating investments	50,550	173,760	
	405,660	267,130	
Deferred tax liabilities at December 31:			
Property and equipment	338,260	280,890	
Intangibles	51,920	10,910	
Other	30,250	21,880	
	420,430	313,680	
Net deferred tax liability at December 31	$ 14,770	$ 46,550	

State and local taxes were lower in 2001 due principally to an $8 million ($5.2 million net of federal tax) favorable settlement of contested liabilities.

At December 31, 2002 and 2001, net deferred tax liability consisted of net short-term deferred tax assets of $171.4 million and $83.4 million, respectively, and net long-term deferred tax liabilities of $186.2 million and $130.0 million, respectively.

During 2001, the Company recorded an aggregate $530 million pre-tax, non-cash charge for the write-down of certain investments, including securities of Furnishings International Inc. and principally technology-related marketable equity securities that created a deferred tax asset of approximately $110 million at December 31, 2001, which was included in principally non-operating investments above. In 2002, approximately $220 million of this pre-tax write-down, along with losses realized from marketable equity securities and other tax losses, generated a $108.9 million capital loss carryforward benefit at December 31, 2002. The Company believes that the capital loss carryforward will be utilized before its expiration on December 31, 2007,

P. INCOME TAXES — (Concluded)

principally through future income and gains from investments and other identified tax-planning strategies, including the potential sale of certain operating assets. As a result, a valuation allowance was not recorded at December 31, 2002 or 2001.

The following is a reconciliation of the U.S. Federal statutory rate to the provision for income taxes on income before cumulative effect of accounting change, net:

	2002	2001	2000
U.S. Federal statutory rate	35%	35%	35%
State and local taxes, net of federal tax benefit	2	4	2
Higher (lower) taxes on foreign earnings	(2)	3	1
Amortization in excess of tax	—	4	1
Change in valuation allowance, net (A)	—	(11)	(3)
Other, net	(1)	(1)	(2)
Effective tax rate	34%	34%	34%

(A) In addition, because of the utilization of a capital loss carryforward prior to its expiration on December 31, 2001, the Company did not have to record or pay tax on approximately $83 million of otherwise taxable capital gain in excess of the financial statement gain resulting from the disposition of a business during 2001.

Income taxes paid were approximately $302 million, $193 million and $314 million in 2002, 2001 and 2000, respectively.

Earnings of non-U.S. subsidiaries generally become subject to U.S. tax upon the remittance of dividends and under certain other circumstances. Provision has not been made at December 31, 2002 for U.S. or additional foreign withholding taxes on approximately $530 million of remaining undistributed net income of non-U.S. subsidiaries, as such income is intended to be permanently reinvested; it is not practical to estimate the amount of deferred tax liability on such income.

Q. EARNINGS PER COMMON SHARE

The following are reconciliations of the numerators and denominators used in the computations of basic and diluted earnings per common share, in thousands:

	2002	2001	2000
Numerator (basic and diluted):			
Income before cumulative effect of accounting change, net	$682,100	$198,500	$591,700
Cumulative effect of accounting change, net	(92,400)	–	–
Net income	$589,700	$198,500	$591,700
Denominator:			
Basic common shares (based on weighted average)	484,800	459,300	441,600
Add:			
Contingent common shares	26,400	13,100	8,700
Stock option dilution	2,900	2,500	1,500
Diluted common shares	514,100	474,900	451,800

The outstanding preferred stock, which is convertible into 16,667,000 shares of Company common stock and carries substantially the same attributes as Company common stock, has been treated as if converted in the computation of basic and diluted common shares.

Approximately 24 million common shares for both 2002 and 2001, related to the Zero Coupon Convertible Senior Notes due 2031, were not included in the computation of diluted earnings per common share since, at December 31, 2002 and 2001, they were not convertible according to their terms. Additionally, 3.5 million common shares, 2.4 million common shares and 4.2 million common shares for 2002, 2001 and 2000, respectively, related to stock options were excluded from the computation of diluted earnings per common share due to their anti-dilutive effect since the option exercise price was greater than the Company's common stock price at each year-end.

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2002, Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," became effective. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial statements.

Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer," became effective for the Company in the first quarter of 2002. EITF No. 01-9 requires that certain expenses, including cooperative advertising expense and other customer-related incentives, be recorded as a reduction of sales unless certain conditions are met. The adoption of EITF No. 01-9 resulted in the reclassification of $74 million and $65 million of cooperative advertising expense from selling expense to a reduction of sales for 2001 and 2000, respectively. This reclassification did not result in a change in net income or earnings per common share.

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS — (Concluded)

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs from Exit or Disposal Activities," which requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of SFAS No. 146 is effective for all exit or disposal activities subsequent to December 31, 2002, and is not expected to have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to a guarantor's accounting for and disclosure of the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes. FIN 45 also expands the disclosure requirements for guarantees and product warranties. The disclosure provisions of FIN 45 are effective for 2002 (see Note S); the initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact that the recognition and measurement provisions of FIN 45 will have on its consolidated financial statements.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123," became effective. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to change its method of accounting for stock-based compensation and will implement SFAS No. 123, "Accounting for Stock-Based Compensation," effective January 1, 2003, using the prospective method as defined by SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires that a Company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the Company's consolidated financial statements. The Company believes that FIN 46 will not have a material impact on the Company's consolidated financial statements.

S. OTHER COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to lawsuits and pending or asserted claims with respect to matters generally arising in the ordinary course of business.

In May 1998, a civil suit was filed in the Grays Harbor County, Washington Superior Court against Behr Process Corporation, a subsidiary of the Company. The case involves four exterior wood coating products, which represent a relatively small part of Behr's total sales. The plaintiffs allege, among other things, that after applying these products, the wood surfaces suffered excessive mildewing in the very humid climate of western Washington. The trial court certified the case as a class action, including all purchasers of the products who reside in nineteen counties in western Washington. Behr denies the allegations. In May 2000, the court entered a default against Behr as a discovery sanction. Thereafter, the jury returned a verdict awarding damages to the named plaintiffs. The damages awarded for the eight homeowner claims

S. OTHER COMMITMENTS AND CONTINGENCIES — (Continued)

(excluding one award to the owners of a vacation resort) ranged individually from $14,500 to $38,000. The awards were calculated using a formula based on the product used, the nature and square footage of wood surface and certain other allowances. In addition, the court granted the plaintiffs' motion for attorneys' fees. Behr appealed the trial court judgment to the Court of Appeals of Washington. On September 13, 2002, the Court of Appeals issued its opinion, ruling in favor of the plaintiffs on substantially all issues. The opinion was unexpected in light of the unprecedented and disproportionate extent of the default sanction ordered by the trial court and the belief by the Company and its outside legal counsel that the rulings by the trial court had errors that would be reversed by the appellate review. Following the trial court judgment in the Washington case, Behr and the Company were served with 21 complaints filed by consumers in state courts in Alabama, Alaska, California, Illinois, New Jersey, New York, Oregon, and Washington, and in British Columbia, Canada and Ontario, Canada. The complaints allege that certain of Behr's exterior wood coating products fail to perform as warranted, resulting in damage to the plaintiffs' wood surfaces. Trial courts in Washington and Illinois certified their cases as national class actions. A trial court in Oregon certified its case as a statewide class action. In addition, the Company has been advised that one state is conducting an investigation into the effectiveness of certain of these products.

On October 29, 2002, the Company announced settlements to resolve all of these other class actions in the United States. Behr and attorneys representing class members agreed to a settlement of the nineteen-county Washington lawsuit (the "Washington Settlement"), to which the trial court granted preliminary approval on December 13, 2002. A fairness hearing has been scheduled for March 17, 2003, at which time the parties will request that the court grant final approval of the Washington Settlement. Under the terms of the Washington Settlement, eligible class members who successfully complete the claims process will receive a cash award based on the product used, the type and square footage of wood surface and certain other allowances. The awards will be calculated using the damage formulas in the judgment entered by the trial court. The Company will pay cash awards to class members, the costs of notice to the class, the costs to administer the claims process and certain other expenses, up to an aggregate maximum of $55 million. In addition, the Company will pay class counsel fees awarded by the trial court up to a maximum of $12.5 million. Based upon the sales volume of the related products during the class period, the damage formulas ordered by trial court, the expected class size, the estimated number of claims that would be filed on a timely basis, the estimated average cost per claim, and the experience of the Company's legal counsel with class action settlements, the Company estimates that the total cost of the Washington Settlement will approximate the maximum, $67.5 million, excluding amounts that the Company expects to recover from liability insurers and other third parties.

The Company also reached a settlement that management expects will resolve all other class actions pending in the U.S. (the "National Settlement"). The National Settlement received preliminary court approval on October 29, 2002. A fairness hearing was held on March 6, 2003, at which the court heard arguments in support of the named plaintiffs' request for final approval of the settlement and arguments of 15 class members who filed objections to the settlement. At the conclusion of the hearing the court took the named plaintiffs' request for final approval under submission. Class members who objected to the settlement would have the right to file an appeal within 60 days following entry of a judgment of final approval.

The National Settlement requires the dismissal of all other related litigation pending in the United States. The National Settlement provides that eligible class members who successfully

S. OTHER COMMITMENTS AND CONTINGENCIES — (Continued)

complete the claims process can elect to receive either a merchandise certificate for a discount on the purchase of Behr products, or a cash award based on the product used, the square footage of wood surface, proof of purchase, the interval of time between product application and the appearance of mildew, and the extent of mildew damage. The Company will pay a settlement amount of up to $107.5 million, which will include total cash payments to eligible class members, the cost of notice to the class, the cost to administer the claims process, and the face value of merchandise certificates issued to eligible claimants up to $7.5 million. If the aggregate face value of merchandise certificates issued exceeds $7.5 million, the excess will not be credited against the $107.5 million settlement amount but will be settled by issuance of additional merchandise certificates. The National Settlement also provides that the Company will pay class counsel fees awarded by the trial court, up to a maximum of $25 million. Based upon the sales volume of the related products during the class period, the expected class size, the estimated number of claims that would be filed on a timely basis, the estimated size and mix of claims (merchandise certificate versus cash), the estimated average cost per claim and the experience of the Company's legal counsel with class action settlements, the Company estimates that the cost of the National Settlement will range from $96 million to $136 million (including adjustments due to the $107.5 million limit), excluding amounts that the Company expects to recover from liability insurers. This estimate includes costs (for notice and claims administration) of $5 to $6 million, attorney fees of $25 million, merchandise certificate costs ranging from $5 to $11 million, and cash awards ranging from $61 to $102 million.

Management believes, based on the advice of outside counsel, that these settlements described above will receive final approval without substantial changes, although there can be no assurance in that regard. The Company estimates that the combined cost of both settlements and the Company's additional legal costs (estimated at $2 million) will range from $166 million to $206 million. The Company concluded that no amount within that range is more likely than any other, and therefore reflected $166 million as a liability in the third quarter 2002 consolidated financial statements in accordance with accounting principles generally accepted in the United States. Following court approval, the Company expects that payment of the settlements will commence in the second quarter of 2003 and will be completed by the first quarter of 2004.

In November 2002, Behr and two of its liability insurers reached an agreement regarding the insurers' contribution to fund the National Settlement. Subject to the limits of Behr's liability policies, the insurers will pay 80% of the notice costs, claims administration costs and attorney fees awarded to the plaintiffs. The Company recorded income of $19.2 million in the fourth quarter of 2002 to reflect the insurers' agreement to fund these costs. Subject to policy limits, the insurers will also fund varying percentages of any claims paid, depending on the type of claim (merchandise certificate or cash) and policy years in which the products were applied. The amount of the insurers' contribution related to claims will not be reasonably estimable until the claims process is implemented following final court approval.

In February 2003, Behr and the insurers also reached agreement on funding the Washington Settlement, with terms similar to those of the funding agreement for the National Settlement. Subject to policy limits, the insurers will pay 80% of the notice costs, claims administration costs and attorney fees awarded to the plaintiffs, and a varying percentage of claims paid depending on the policy year of product application.

S. OTHER COMMITMENTS AND CONTINGENCIES — (Continued)

Warranty

Certain of the Company's products and product finishes and services are generally covered by a warranty to be free from defects in material and workmanship for periods ranging from one year to the lifetime, under certain circumstances, of the original purchaser. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or service to repair or replace products in satisfaction of warranty obligations. The Company's estimate of costs to service its warranty obligations is based on historical experience and expected future conditions. To the extent that the Company experiences any changes in warranty claim activity or costs associated with servicing those claims, its warranty liability is adjusted accordingly.

The following is a reconciliation of the Company's warranty liability, in thousands:

Balance at December 31, 2001	$ 56,390
Accruals for warranties issued during 2002	30,100
Accruals related to pre-existing warranties	140
Settlements made (in cash or kind) during 2002	(22,870)
Other (foreign exchange impact)	880
Balance at December 31, 2002	$ 64,640

A provision for estimated future costs relating to warranty expense is recorded when the product is sold.

Acquisition-Related Commitments

The Company, as part of certain recent purchase agreements for certain companies acquired, provides for the payment of additional consideration in either cash or Company common stock, contingent upon whether certain conditions are met, including the operating performance of the acquired businesses and the price of the Company's common stock.

Stock Price Guarantees

Stock price guarantees as of December 31, 2002 are summarized as follows (in thousands, except per share data):

Shares Issued		Minimum	Additional	Settlement Options (A)		
# of Shares	Issue Price	Stock Price Guarantee	Guarantee for Earnout Targets	Shares	Cash	Maturity Date
3,938	$22.97	$31.72	$20.62	5,854	$123,220(B)	4/30/03
1,712	$25.98	$26.29	$ 2.63	640	13,473	6/30/03
11,631	$24.07	$27.52	—	3,575	75,253	9/10/03-11/6/03
16,667	$25.21	$31.20	—	8,037	169,170	7/31/04
1,600	$30.00	$40.00	—	1,440	30,320	12/31/04-4/30/05
35,548				19,546	$411,436	

(A) Amounts computed based on a year-end stock price for Masco common stock of $21.05. Shares contingently issuable under these guarantees are included in the calculation of diluted earnings per common share.

S. OTHER COMMITMENTS AND CONTINGENCIES – (Continued)

(B) The Company anticipates that this consideration will be paid in cash from available funds during the first half of 2003.

Contingent Purchase Price

As part of other recent acquisition agreements, the Company has additional consideration payable in cash of approximately $85 million contingent on the operating performance of the acquired businesses.

Investments

With respect to the Company's investments in private equity funds, the Company, at December 31, 2002, has under certain circumstances, commitments to contribute additional capital to such funds of up to $105 million.

As part of the acquisition agreement, certain minority shareholders of Hansgrohe AG hold an option expiring in December 2007 to require the Company to purchase additional shares in Hansgrohe either with cash or common stock. The option value is based on Hansgrohe's operating results and, if exercised at December 31, 2002, would have approximated $16 million; if the option were settled in stock, the common shares to be issued at December 31, 2002 would have approximated 900,000.

Shareholders' Equity

During 2000, approximately 300 of the Company's key employees purchased from the Company 8.4 million shares of Company common stock for cash totaling $156.0 million under an Executive Stock Purchase Program ("Program"). The stock was purchased at $18.50 per share, the approximate market price of the common stock at the time of purchase.

Participants in the Program financed their purchases with five-year full recourse personal loans, at a market interest rate, from a bank syndicate. Each participant is fully responsible at all times for repaying their bank loans when they become due and is personally responsible for 100 percent of any loss in the market value of the purchased stock except that in the event of death, if the participant is in a loss position, the participant's estate may transfer the purchased stock to the Company and require the Company to assume responsibility for the loan. The Company has guaranteed repayment of the loans, for which the aggregate amount outstanding was approximately $170 million at December 31, 2002, only in the event of a default by a participant. As a further inducement for continued employment beyond the end of this five-year Program, each participant received, as part of the Program, a restricted stock award vesting over a ten-year period. All of these key employees, in order to participate in this Program, were also required to sign a one-year post-employment non-competition agreement with the Company businesses that employ them.

Residual Value Guarantees

The Company has residual value guarantees resulting from operating leases related to certain of the Company's trucks, primarily in the Installation and Other Services segment. The operating leases are generally for a minimum term of 12 months and are renewable monthly after the first 12 months. At the end of the first 12 months, if the Company cancels the leases, the Company must pay the lessor the difference between the guaranteed residual value and the fair market value of the related trucks. The aggregate value of the residual value guarantees,

Residual Value Guarantees — (Concluded)

assuming the fair value at lease termination is zero, is approximately $23 million at December 31, 2002.

Other Matters

The Company enters into contracts, which include reasonable and customary indemnifications that are standard for the industries in which it operates. Such indemnifications include claims against builders for issues relating to the Company's products and workmanship. In conjunction with divestitures and other transactions, the Company occasionally provides reasonable and customary indemnifications relating to various items including: the enforceability of trademarks; legal and environmental issues; provisions for sales returns; and asset valuations. The Company has never had to pay a material amount related to these indemnifications and evaluates the probability that amounts may be incurred and appropriately records an estimated liability when probable.

T. SUBSEQUENT EVENTS (UNAUDITED)

In February 2003, Emco Limited, of which the Company owns a 42 percent equity interest, announced that it had entered into a support agreement with Blackfriars Corp. The support agreement includes a provision for Blackfriars Corp. to purchase all of the issued and outstanding shares of Emco Limited for approximately $11 per share (16.60 in Canadian dollars), subject to shareholder approval. The Company has agreed to tender its shares to Blackfriars Corp. The agreement is expected to be completed in the second quarter of 2003 and may result in a modest gain to the Company.

On February 4, 2003, the Company's President and Chief Operating Officer, Raymond F. Kennedy, passed away unexpectedly from a heart attack. The untimely passing of Mr. Kennedy will result in certain benefit payments becoming payable to his estate, including the accelerated vesting of his stock awards in the first quarter of 2003, which would typically vest over a ten-year period.

U. INTERIM FINANCIAL INFORMATION (UNAUDITED)

		(In Thousands Except Per Common Share Data) Quarters Ended			
	Total Year	December 31	September 30	June 30	March 31
2002:					
Net sales	$9,419,400	$2,487,400	$2,518,000	$2,314,000	$2,100,000
Gross profit	$2,968,810	$ 757,550	$ 800,960	$ 764,350	$ 645,950
Income before cumulative effect of accounting change, net	$ 682,100	$ 194,800	$ 122,800	$ 214,300	$ 150,200
Net income	$ 589,700	$ 194,800	$ 122,800	$ 214,300	$ 57,800
Earnings per common share:					
Basic:					
Income before cumulative effect of accounting change, net	$1.41	$.39	$ .25	$.45	$.32
Net income	$1.22	$.39	$ .25	$.45	$.12
Diluted:					
Income before cumulative effect of accounting change, net	$1.33	$.37	$ .24	$.43	$.31
Net income	$1.15	$.37	$ .24	$.43	$.12
2001:					
Net sales	$8,284,000	$2,097,000	$2,227,000	$2,064,000	$1,896,000
Gross profit	$2,477,200	$ 615,310	$ 678,730	$ 629,000	$ 554,160
Net income (loss)	$ 198,500	$ 127,500	$ (183,000)	$ 139,000	$ 115,000
Earnings (loss) per common share:					
Basic	$.43	$.27	$(.39)	$.31	$.25
Diluted	$.42	$.26	$(.39)	$.30	$.25

First quarter 2002 net income includes a $92.4 million after-tax ($116.8 million pre-tax), non-cash goodwill impairment charge recognized as a cumulative effect of accounting change effective January 1, 2002. Third quarter 2002 net income includes a $104.4 million after-tax ($166 million pre-tax) charge for the Behr litigation settlement. Fourth quarter 2002 net income includes a $12.1 million after-tax ($19.2 million pre-tax) insurance recovery relating to the Behr litigation settlement.

Third quarter 2001 net loss includes a $344 million after-tax ($530 million pre-tax), non-cash charge for the write-down of certain investments, principally securities of Furnishings International Inc.

Net sales for 2001 have been reduced to include cooperative advertising expense due to the adoption of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." These expenses were previously classified as selling expense and were $15 million, $21 million, $20 million and $18 million in the first, second, third and fourth quarters of 2001,

U. INTERIM FINANCIAL INFORMATION (UNAUDITED) — (Concluded)

respectively. This reclassification did not result in a change in net income (loss) or earnings (loss) per common share.

Income (loss) per common share amounts for the four quarters of 2002 and 2001 do not total to the per common share amounts for the years ended December 31, 2002 and 2001 due to the timing of capital stock issuances and the effect of contingently issuable common shares.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable

PART III

Item 10. Directors and Executive Officers of the Registrant.

Certain information regarding executive officers required by this Item is set forth as a Supplementary Item at the end of Part I hereof (pursuant to Instruction 3 to Item 401(b) of Regulation S-K). Other information required by this Item will be contained in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Stockholders, to be filed on or before April 30, 2003, and such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this Item will be contained in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Stockholders, to be filed on or before April 30, 2003, and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The Company has two equity based compensation plans, the 1991 Long Term Stock Incentive Plan and the 1997 Non-Employee Directors Stock Plan. The following table sets forth information as of December 31, 2002 concerning the Company's two equity compensation plans, both of which were approved by security holders. The Company does not have any equity compensation plans that are not approved by security holders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Per Share Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	25,514,000	$21.00	13,064,000

The remaining information required by this Item will be contained in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Stockholders, to be filed on or before April 30, 2003, and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information required by this Item will be contained in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Stockholders, to be filed on or before April 30, 2003, and such information is incorporated herein by reference.

Item 14. Controls and Procedures.

a. Evaluation of Disclosure Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures conducted within 90 days of the date of filing this Report on Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934) are designed to be and are adequate to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

b. Changes in Internal Controls

There were no significant changes in the Company's internal controls or, to the knowledge of the Company's Chief Executive Officer and Chief Financial Officer, in other factors that could significantly affect these controls subsequent to the date of the evaluation by these persons conducted within 90 days of the date of this Report on Form 10-K.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) Listing of Documents.

(1) *Financial Statements.* The Company's Consolidated Financial Statements included in Item 8 hereof, as required at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, consist of the following:

Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules.*

(i) Financial Statement Schedule of the Company appended hereto, as required for the years ended December 31, 2002, 2001 and 2000, consists of the following:

II. Valuation and Qualifying Accounts

(3) *Exhibits.*

3.i Restated Certificate of Incorporation of Masco Corporation and amendments thereto (filed herewith).

3.ii Bylaws of Masco Corporation, as amended December 5, 2001 (filed herewith).

4.ai Indenture dated as of December 1, 1982 between Masco Corporation and Morgan Guaranty Trust Company of New York, as Trustee (7), and Directors' resolutions establishing Masco Corporation's: (i) 6 1/8% Notes Due September 15, 2003 (1); (ii) 7 1/8% Debentures Due August 15, 2013 (1); (iii) 6.625% Debentures Due April 15, 2018 (1); (iv) 5.75% Notes Due October 15, 2008 (1); and (v) 7 3/4% Debentures Due August 1, 2029 (3).

4.a.ii	Agreement of Appointment and Acceptance of Successor Trustee dated as of July 25, 1994 among Masco Corporation, Morgan Guaranty Trust Company of New York and The First National Bank of Chicago (3).
4.a.iii	Supplemental Indenture dated as of July 26, 1994 between Masco Corporation and The First National Bank of Chicago (3).
4.bi	Indenture dated as of February 12, 2001 between Masco Corporation and Bank One Trust Company, National Association, as Trustee (5), and Directors' Resolutions establishing Masco Corporation's: (i) 6$^{3}/_{4}$% Notes Due March 15, 2006 (5); (ii) 6% Notes Due May 3, 2004 (6); (iii) 5$^{7}/_{8}$% Notes Due July 15, 2012 (filed herewith); (iv) 4$^{5}/_{8}$% Notes Due August 15, 2007 (filed herewith); and (v) 6$^{1}/_{2}$% Notes Due August 15, 2032 (filed herewith).
4.b.ii	First Supplemental Indenture dated as of July 20, 2001 to the Indenture dated February 12, 2001 by and among Masco Corporation and Bank One Trust Company, National Association as Trustee relating to the Company's Zero Coupon Convertible Senior Notes Due July 20, 2031 (6), and Amendment No. 1 dated as of July 19, 2002 (8).
4.c	Rights Agreement dated as of December 6, 1995, between Masco Corporation and The Bank of New York, as Rights Agent (5); and Amendment No. 1 dated September 23, 1998 (5).
4.d	U.S. $750,000,000 364-day Revolving Credit Agreement dated as of November 8, 2002 among Masco Corporation and Masco Europe S.A.R.L., as borrowers, the banks party thereto, as lenders, Barclays Bank PLC and Comerica Bank, as Documentation Agents, Citibank, N.A., as Syndication Agent, and Bank One, NA, as Administrative Agent (filed herewith).
4.e	U.S. $1.25 billion 5-Year Revolving Credit Agreement dated as of November 8, 2002 among Masco Corporation and Masco Europe S.A.R.L., as borrowers, the banks party thereto, Commerzbank AG, New York and Grand Cayman Branches, and Citibank, N.A., as Syndication Agents, BNP Paribas, as Documentation Agent, and Bank One, NA, as Administrative Agent (filed herewith).
Note:	Other instruments, notes or extracts from agreements defining the rights of holders of long-term debt of Masco Corporation or its subsidiaries have not been filed since (i) in each case the total amount of long-term debt permitted thereunder does not exceed 10 percent of Masco Corporation's consolidated assets, and (ii) such instruments, notes and extracts will be furnished by Masco Corporation to the Securities and Exchange Commission upon request.
10.a	Shareholders Agreement by and among Heartland Industrial Partners, L.P., MascoTech, Inc. (now known as Metaldyne Corporation), Masco Corporation, Richard Manoogian, certain of their respective affiliates and other co-investors as party thereto, dated as of November 28, 2000 (5).
Note:	Exhibits 10.b through 10.g constitute the management contracts and executive compensatory plans or arrangements in which certain of the Directors and executive officers of the Company participate.
10.b	Masco Corporation 1991 Long Term Stock Incentive Plan (as amended and restated September 13, 2000) (5).

10.c	Masco Corporation Supplemental Executive Retirement and Disability Plan, dated October 21, 2000, as amended November 18, 2002 (filed herewith).
10.d	Masco Corporation 2002 Annual Incentive Compensation Plan (filed herewith).
10.e	Masco Corporation 1997 Non-Employee Directors Stock Plan (as amended October 9, 2001) (7).
10.f	Description of the Masco Corporation Program for Estate, Financial Planning and Tax Assistance (filed herewith).
10.g	Masco Corporation Executive Stock Purchase Program (4).
10.h	Registration Rights Agreement among Masco Corporation and the Investors listed therein dated as of August 31, 1999 (2).
12	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (filed herewith).
21	List of Subsidiaries (filed herewith).
23	Consent of PricewaterhouseCoopers LLP relating to Masco Corporation's Consolidated Financial Statements and Financial Statement Schedule (filed herewith).

(1) Incorporated by reference to the Exhibits filed with Masco Corporation's Annual Report on Form 10-K for the year ended December 31, 1998.

(2) Incorporated by reference to the Exhibits filed with Masco Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

(3) Incorporated by reference to the Exhibits filed with Masco Corporation's Annual Report on Form 10-K for the year ended December 31, 1999.

(4) Incorporated by reference to the Exhibits filed with Masco Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(5) Incorporated by reference to the Exhibits filed with Masco Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

(6) Incorporated by reference to the Exhibits filed with Masco Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(7) Incorporated by reference to the Exhibits filed with Masco Corporation's Annual Report on Form 10-K for the year ended December 31, 2001.

(8) Incorporated by reference to the Exhibits filed with Masco Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

The Company will furnish to its stockholders a copy of any of the above exhibits not included herein upon the written request of such stockholder and the payment to the Company of the reasonable expenses incurred by the Company in furnishing such copy or copies.

(b) Reports on Form 8-K.

On October 4, 2002, the Company filed a Current Report on Form 8-K, item 5, updating information previously filed on Form 8-K, including a statement of the Company's current analysis of its potential financial exposure regarding the civil suit filed in May 1998 in Washington State Superior trial court and related actions against the Company's Behr Process Corporation subsidiary.

On October 16, 2002, the Company filed a Current Report on Form 8-K, item 5, attaching the opinion of its General Counsel for incorporation by reference into the Company's Registration Statements on Form S-3 (Nos. 333-73802 and 333-100506).

On October 29, 2002, the Company filed a Current Report on Form 8-K, item 5, announcing preliminary settlement of certain previously reported class action litigation relating to products formerly manufactured by the Company's Behr Process Corporation subsidiary, reaffirming third quarter earnings guidance and announcing its third quarter 2002 conference call.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASCO CORPORATION

By /s/ TIMOTHY WADHAMS

Timothy Wadhams
Vice President and Chief Financial Officer

March 14, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Principal Executive Officer:		
/s/ RICHARD A. MANOOGIAN Richard A. Manoogian	*Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer*	March 14, 2003
Principal Financial Officer and Principal Accounting Officer:		
/s/ TIMOTHY WADHAMS Timothy Wadhams	*Vice President and Chief Financial Officer*	March 14, 2003
/s/ THOMAS G. DENOMME Thomas G. Denomme	*Director*	March 14, 2003
/s/ PETER A. DOW Peter A. Dow	*Director*	March 14, 2003
/s/ ANTHONY F. EARLEY, JR. Anthony F. Earley, Jr.	*Director*	March 14, 2003
/s/ VERNE G. ISTOCK Verne G. Istock	*Director*	March 14, 2003
/s/ WAYNE B. LYON Wayne B. Lyon	*Director*	March 14, 2003
/s/ MARY ANN VAN LOKEREN Mary Ann Van Lokeren	*Director*	March 14, 2003

MASCO CORPORATION

CERTIFICATIONS

I, Richard A. Manoogian, certify that:

1. I have reviewed this annual report on Form 10-K of Masco Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

By: /s/ Richard A. Manoogian

Richard A. Manoogian
Chief Executive Officer

MASCO CORPORATION

CERTIFICATIONS

I, Timothy Wadhams, certify that:

1. I have reviewed this annual report on Form 10-K of Masco Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

By: /s/ Timothy Wadhams

Timothy Wadhams
Vice President and
Chief Financial Officer

MASCO CORPORATION

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

for the years ended December 31, 2002, 2001 and 2000

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(A)	(B)	
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:					
2002	$56,240,100	$15,799,300	$3,958,300	$ (6,635,700)	$69,362,000
2001	$35,916,900	$32,705,500	$5,599,700	$(17,982,000)	$56,240,100
2000	$26,125,600	$10,793,600	$1,727,400	$ (2,729,700)	$35,916,900

(A) Allowance of companies acquired and companies disposed of, net.

(B) Deductions, representing uncollectible accounts written off, less recoveries of accounts written off in prior years.

Exhibit 12

MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)

	Year Ended December 31				
	2002	2001	2000	1999	1998
Earnings Before Income Taxes And Fixed Charges:					
Income from continuing operations before income taxes and cumulative effect of accounting change, net	$1,031,000	$300,700	$ 893,400	$ 904,100	$ 905,500
(Deduct) add equity in undistributed (earnings) loss of fifty-percent-or-less-owned companies	(9,560)	(1,590)	(9,640)	(18,720)	(24,070)
Add interest on indebtedness, net	229,250	233,440	193,000	121,520	115,700
Add amortization of debt expense	13,040	10,300	2,430	1,350	2,130
Add estimated interest factor for rentals	25,890	23,050	18,760	16,080	11,430
Earnings before income taxes and cumulative effect of accounting change, net and fixed charges	$1,289,620	$565,900	$1,097,950	$1,024,330	$1,010,690
Fixed charges:					
Interest on indebtedness	$ 228,050	$239,290	$ 202,630	$ 129,860	$ 119,750
Amortization of debt expense	13,040	10,300	2,430	1,350	2,130
Estimated interest factor for rentals	25,890	23,050	18,760	16,080	11,430
Total fixed charges	$ 266,980	$272,640	$ 223,820	$ 147,290	$ 133,310
Preferred stock dividends (a)	13,860	6,820	—	—	—
Combined fixed charges and preferred stock dividends	$ 280,840	$279,460	$ 223,820	$ 147,290	$ 133,310
Ratio of earnings to fixed charges	4.8	2.1	4.9	7.0	7.6
Ratio of earnings to combined fixed charges and preferred stock dividends (b)(c)	4.6	2.0	4.9	7.0	7.6

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b) Excluding the 2002 pre-tax charge for litigation settlement, net of $146.8 million, the 2001 pre-tax, non-cash charge of $530 million and the 2000 pre-tax non-cash charge of $145 million, the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends would be 5.1, 3.9 and 5.6 for 2002, 2001 and 2000, respectively.

(c) Prior years have not been adjusted to exclude goodwill amortization expense.

INFORMATION FOR SHAREHOLDERS

COMPANY PROFILE
Masco Corporation is one of the world's largest manufacturers of brand-name consumer products for the home and family. Masco Corporation is also a leading provider of services that include the installation of insulation and other building products.

Our products include faucets, kitchen and bath cabinets, architectural coatings (paints and stains), bath and shower units, spas and hot tubs, showering and plumbing specialties, windows, lock sets and other builders' hardware, air treatment products, ventilating equipment and pumps.

The Company has approximately 6,000 shareholders of record and 61,000 employees. Masco's principal manufacturing facilities are located throughout the United States; international operations are primarily located in Europe, particularly Belgium, Denmark, Germany, Holland, Italy, Spain and the United Kingdom.

EXECUTIVE OFFICES
Corporate Headquarters
Masco Corporation
21001 Van Born Road
Taylor, MI 48180
Phone 313-274-7400
Fax 313-792-6135

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, MI 48243

STOCK EXCHANGE INFORMATION
Masco Corporation common stock is traded on the New York Stock Exchange with the symbol MAS.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

SHAREHOLDER INQUIRIES CAN BE ANSWERED BY CONTACTING:
The Bank of New York
800-524-4458
E-Mail Address: shareowner-svcs@bankofny.com

Send certificates for transfer and address changes to:

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Send all other shareholder inquiries, including those regarding lost, stolen or destroyed stock certificates, to:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

Answers to many of your shareholder questions and requests for forms are available by visiting The Bank of New York's website at www.stockbny.com

DUPLICATE MAILINGS
Shares owned by one person, but held in different forms of the same name (e.g., John Smith, John B. Smith, J.B. Smith), result in duplicate mailings of shareholder information at added expense to the Company. By law, such duplication can be eliminated only at the request of the shareholder.

Please notify The Bank of New York by calling 800-524-4458 if you wish to eliminate such duplication.

Multiple shareholders who reside at one address and hold their shares through a bank or broker will receive only one Annual Report and Proxy Statement. This "householding" procedure reduces duplicate mailings and Company expenses. Shareholders who wish to opt out of householding should contact their bank or broker.

DIVIDEND REINVESTMENT PLAN
Masco Corporation has appointed The Bank of New York to serve as agent for our Dividend Reinvestment Plan. All enrollments, terminations, sales, requests for certificates and optional cash payments regarding the Plan should be sent to:

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

INTERNET
Current information on Masco Corporation can be found by visiting our home page on the Internet at www.masco.com

INVESTOR RELATIONS CONTACT
Additional information about the Company is available without charge to shareholders who direct a request to:

Samuel A. Cypert
Vice President–Investor Relations
Masco Corporation
21001 Van Born Road
Taylor, MI 48180

ANNUAL MEETING OF SHAREHOLDERS
The 2003 Annual Meeting of Shareholders of Masco Corporation will be held at the offices of the Company on May 14, 2003 at 10:00 a.m. local time.

MASCO

MASCO CORPORATION
21001 VAN BORN ROAD
TAYLOR, MI 48180
313.274.7400
www.masco.com